                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D. C. 20549

                          ----------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          ---------------------------

                          THE COLONIAL BANCGROUP, INC.
             (Exact name of Registrant as specified in its charter)

           Delaware                            6711                                63-0661573
   (State of Incorporation)        (Primary Standard Industrial            (I.R.S. Employer Identification No.)
                                    Classification Code Number)


          ONE COMMERCE STREET, SUITE 800                                     (334) 240-5000
            MONTGOMERY, ALABAMA 36104                                        (Telephone No.)
     (Address of principal executive offices)

                       ---------------------------------

                              W. FLAKE OAKLEY, IV
                                   SECRETARY
                              POST OFFICE BOX 1108
                           MONTGOMERY, ALABAMA 36102
                    (Name and address of agent for service)

                                   Copies to:

           MICHAEL D. WATERS, ESQUIRE                                     A. GEORGE IGLER, ESQ.
     MILLER, HAMILTON, SNIDER & ODOM, L.L.C.                            IGLER & DOUGHERTY, P.A.
          ONE COMMERCE STREET, SUITE 802                                  1501 PARK AVENUE EAST
                   P. O. BOX 19                                        TALLAHASSEE, FLORIDA 32301
          MONTGOMERY, ALABAMA 36101-0019

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE (1)


================================================================================================================
   Title of Each Class    Amount to be           Proposed Maximum      Proposed Maximum      Amount of
   of Securities to be    Registered             Offering Price Per    Aggregate Offering    Registration Fee
   Registered                                    Unit                  Price
----------------------------------------------------------------------------------------------------------------
   Common Stock, par
   value $2.50 per        289,520                Not Applicable        $6,077,000            $ 1823.28
   share
================================================================================================================

(1) Calculated pursuant to Rule 457(f)(1) and (3) based upon a market value of $21.50 per share of 580,500 shares of company acquired (including 35,500 shares subject to employee stock options) less $6,403,750 cash to be paid by registrant.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON EACH SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

                          THE COLONIAL BANCGROUP, INC.
                             CROSS REFERENCE SHEET
                              TO ITEMS IN FORM S-4


                                                            CAPTION IN PROSPECTUS OR OTHER
FORM S-4 ITEM NUMBER AND CAPTION                            LOCATION IN REGISTRATION STATEMENT
--------------------------------                            ----------------------------------
Item 1.          Forepart of Registration Statement         Facing page,
                 and Outside Front Cover Page of            Cross Reference Sheet,
                 Prospectus                                 Outside front cover page of
                                                            Prospectus

Item 2.          Inside Front and Outside Back              "AVAILABLE INFORMATION,"
                 Cover Pages of Prospectus                  Inside front cover page of Pros-
                                                            pectus, "DOCUMENTS INCOR-
                                                            PORATED BY REFERENCE,"
                                                            "TABLE OF CONTENTS"

Item 3.          Risk Factors, Ratio of Earnings            "SUMMARY," Cover Page of Pros-
                 to Fixed Charges and Other                 pectus, "PER SHARE
                 Information                                DATA," "THE MERGER," "PRO
                                                            FORMA FINANCIAL
                                                            INFORMATION" AND
                                                            "SELECTED FINANCIAL
                                                            DATA"


Item 4.          Terms of the Transaction                   "THE MERGER," "DOCUMENTS
                                                            INCORPORATED BY
                                                            REFERENCE"

Item 5.          Pro Forma Financial Information            "PER SHARE DATA,"
                                                            "CONDENSED PRO FORMA
                                                            STATEMENTS OF CONDITION,"
                                                            AND "CONDENSED PRO FORMA
                                                            STATEMENTS OF INCOME"

Item 6.          Material Contacts with the Company         "THE MERGER -- Background
                                                            of the Merger," "First Family's
                                                            Board of Directors' Reasons for
                                                            Approving the Merger," and
                                                            "Interests of Certain Persons
                                                            in the Merger"


Item 7.          Additional Information Required for        Not Applicable
                 Reoffering by Persons and Parties
                 Deemed to be Underwriters

Item 8.          Interests of Named Experts and             "LEGAL MATTERS" and
                 Counsel                                    "EXPERTS"

Item 9.          Disclosure of Commission Position          Not Applicable; See Items
                 on Indemnification for Securities          20 and 22 below
                 Act Liabilities

Item 10.         Information with Respect to S-3            "DOCUMENTS INCORPORAT-
                 Registrants                                ED BY REFERENCE," "BUSI-
                                                            NESS OF BANCGROUP"

Item 11.         Incorporation of Certain Information       "DOCUMENTS INCORPORATED
                 by Reference                               BY REFERENCE"

Item 12.         Information with Respect to S-2 or         Not Applicable
                 S-3 Registrants -- Item 12(b)

Item 13.         Incorporation of Certain Information       Not Applicable
                 by Reference

Item 14.         Information with Respect to                Not Applicable
                 Registrants Other Than S-3 or S-2
                 Registrants

Item 15.         Information with Respect to S-3            Not Applicable
                 Companies

Item 16.         Information with Respect to S-2 or         Not Applicable
                 S-3 Companies

Item 17.         Information with Respect to                "BUSINESS OF FIRST FAMILY,"
                 Companies Other than S-3 or S-2            "FINANCIAL STATEMENTS"
                 Companies

Item 18.         Information if Proxies, Consents or        "THE SPECIAL MEETING,"
                 Authorizations are to be Solicited         "BUSINESS OF BANCGROUP -
                                                            Voting Securities and Principal
                                                            Stockholders," "Security Ownership
                                                            of Management," "Management
                                                            Information"

Item 19.         Information if Proxies, Consents or        Not Applicable


                 Authorizations are not to be
                 Solicited or in an Exchange Offer

Item 20.         Indemnification of Directors and           PART II, Item 20
                 Officers

Item 21.         Exhibits and Financial Statement           PART II, Item 21
                 Schedules

Item 22.         Undertakings                               PART II, Item 22


                       FIRST FAMILY FINANCIAL CORPORATION
                             2801 SOUTH BAY STREET
                             EUSTIS, FLORIDA 32726
                                 (352)357-4171
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON             , 1996
                             ---------------------

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of First Family Financial Corporation ("First Family") will be held at the office of First Family Bank, fsb, located at 2801 South Bay Street, Eustis,
Florida, on      ,             , 1996, at 1:30 p.m., local time, for the
following purposes:

          1. Merger. To consider and vote upon the proposed merger (the "Merger") of First Family with and into The Colonial BancGroup, Inc. ("BancGroup"), in accordance with an Agreement and Plan of Merger, dated as of July 19, 1996, between First Family and BancGroup (the "Agreement"). BancGroup will be the surviving corporation in the Merger. Each share of common stock of First Family outstanding at the time of the Merger will be exchanged for $11.75 in cash and BancGroup Common Stock with a market value of $11.75, with cash paid in lieu of fractional shares at the market value of such fractional shares, as described more fully in the accompanying Joint Proxy Statement and Prospectus. The Agreement is attached to the Joint Proxy Statement and Prospectus as Appendix A.

          2. Adjournment. To approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the Special Meeting to approve the Merger.

          3. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

     The Board of Directors of First Family has fixed the close of business on
            , 1996, as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. Only holders of record of the common stock of First Family at the close of business on that date will be entitled to notice of and to vote at the Special Meeting, or any adjournments thereof.

     You are requested to complete and sign the enclosed form of proxy and to mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with the Secretary of First Family, by executing a later dated proxy and delivering it to the Secretary of First Family, or by attending the Special Meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          DAVID M. SHEPHERD
                                          Chairman of the Board

Eustis, Florida
               , 1996

PROXY STATEMENT AND PROSPECTUS

                               COLONIAL BANCGROUP

                                  COMMON STOCK

                       FIRST FAMILY FINANCIAL CORPORATION

      SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON                , 1996

     This Proxy Statement and Prospectus (the "Prospectus") relates to the proposed merger (the "Merger") of First Family Financial Corporation, a Florida corporation ("First Family"), with and into The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"). This Prospectus is being furnished to the shareholders of First Family in connection with the solicitation of proxies by the Board of Directors of First Family for use at a special meeting of the
shareholders of First Family (the "Special Meeting") to be held on      ,
            , 1996, at 1:30 p.m., local time, at the offices of First Family Bank, fsb, located at 2801 South Bay Street, Eustis, Florida, including any adjournments thereof. At the Special Meeting, shareholders of First Family will consider and vote upon the matters set forth in the preceding Notice of Special Meeting of the Shareholders, as more fully described in this Prospectus.

     The Merger will be consummated pursuant to the terms of a certain Agreement and Plan of Merger dated as of July 19, 1996, by and between BancGroup and First Family (the "Agreement"). The Agreement provides that, subject to the approval of the Agreement by the shareholders of First Family at the Special Meeting and the satisfaction (or waiver, to the extent that such waiver is permitted by law) of other conditions contained in the Agreement, First Family will be merged with and into BancGroup and BancGroup will be the surviving corporation. Each issued and outstanding share of common stock, par value $.01 per share of First Family (the "First Family Common Stock"), shall be converted into a combination of (i) shares of the common stock, par value $2.50 per share, of BancGroup (the "BancGroup Common Stock") and (ii) cash, with a total value of $23.50. Specifically, each share of First Family Common Stock shall receive both $11.75 in cash and BancGroup Common Stock with a market value of $11.75, with the market value determined by the average of the market price of BancGroup Common Stock for the 10 trading days immediately preceding the Effective Date. The shares of BancGroup Common Stock are listed on the New York Stock Exchange ("NYSE"). The closing price per share of the BancGroup Common Stock on the NYSE on October 18, 1996 was $35.

     Consummation of the Merger requires, among other things, the affirmative vote of the holders of at least a majority of the outstanding shares of First Family Common Stock.

     BancGroup has filed a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), to register the shares of the BancGroup Common Stock to be issued in connection with the Merger as well as to register shares of BancGroup Common Stock to be issued upon the exercise of employee stock options respecting First Family common stock assumed by BancGroup as part of the Merger. This document constitutes a Proxy Statement of First Family in connection with the solicitation of proxies by First Family for the Special Meeting and a Prospectus of BancGroup with respect to the BancGroup Common Stock to be issued in the Merger and upon the exercise of employee stock options assumed in the Merger. This Prospectus and accompanying form of proxy are first being mailed to shareholders of First Family on or about the date set forth below.

     THE BOARD OF DIRECTORS OF FIRST FAMILY UNANIMOUSLY RECOMMENDS APPROVAL OF THE MERGER.
                             ---------------------

   THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR
      DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
     ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
          OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

 THE SHARES OF BANCGROUP COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS
            OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
                INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL
                                    AGENCY.

     The corporate office and mailing address of First Family are 2801 South Bay Street, Eustis, Florida 32726 (telephone 352-357-4171), and the principal office and mailing address of BancGroup are Colonial Financial Center, One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

               THE DATE OF THIS PROSPECTUS IS             , 1996.

                             AVAILABLE INFORMATION

     BancGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by BancGroup, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices: 7 World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as BancGroup, that file electronically with the Commission.

     The BancGroup Common Stock is listed for trading on the NYSE. Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     BancGroup has filed with the Commission a Registration Statement under the Securities Act to register the shares of BancGroup Common Stock being offered in connection with the Merger. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.

     The information in this Prospectus concerning BancGroup and its subsidiaries has been furnished by BancGroup, and the information concerning First Family and its subsidiary has been furnished by First Family. First Family is also subject to the periodic reporting requirements of the Exchange Act and files reports and other information with the Commission as stated above for BancGroup.

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM THE PERSON SPECIFIED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY BANCGROUP NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

     The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

          (1) BancGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          (2) BancGroup's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996;

          (3) BancGroup's Report on Form 8-K dated July 17, 1996;

          (4) BancGroup's Report on Form 8-K/A dated October 9, 1996; and

          (5) BancGroup's Registration Statement on Form 8-A dated November 22, 1994, effective February 22, 1995, containing a description of the BancGroup Common Stock.

     All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Special Meeting, or, in the case of the exercise of employee stock options that are being assumed by BancGroup, prior to the exercise of such options, shall be deemed incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in the other subsequently filed document which also is or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     BancGroup has entered into the Agreement with First Family regarding the Merger described herein. Various provisions of the Agreement are summarized or referred to in this Prospectus, and the Agreement is incorporated by reference into this Prospectus and attached hereto as Appendix A.

     BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents unless specifically incorporated herein). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................
THE SPECIAL MEETING...................................................................
General...............................................................................
Record Date; Shares Entitled to Vote; Vote Required for the Merger....................
Solicitation, Voting and Revocation of Proxies........................................
Effect of Merger on Outstanding BancGroup Common Stock................................
THE MERGER............................................................................
General...............................................................................
Background of the Merger..............................................................
First Family's Board of Directors' Reasons for Approving the Merger...................
Opinion of Financial Advisor..........................................................
Recommendation of the Board of Directors of First Family..............................
BancGroup's Reasons for the Merger....................................................
Interests of Certain Persons in the Merger............................................
Conversion of First Family Common Stock...............................................
Surrender of First Family Common Stock Certificates...................................
Certain Federal Income Tax Consequences...............................................
Other Possible Consequences...........................................................
Conditions to Consummation of the Merger..............................................
Amendment or Termination..............................................................
Regulatory Approvals..................................................................
Conduct of Business Pending the Merger................................................
Commitments with Respect to Other Offers..............................................
Rights of Dissenting Shareholders.....................................................
Resale of BancGroup Common Stock Issued in the Merger.................................
Accounting Treatment..................................................................
NYSE Reporting of BancGroup Common Stock Issued in the Merger.........................
Treatment of First Family Options.....................................................
COMPARATIVE MARKET PRICES AND DIVIDENDS...............................................
BancGroup.............................................................................
First Family..........................................................................
BANCGROUP CAPITAL STOCK AND DEBENTURES................................................
BancGroup Common Stock................................................................
Preference Stock......................................................................
1986 Debentures.......................................................................
Changes in Control....................................................................
COMPARATIVE RIGHTS OF STOCKHOLDERS....................................................
Director Elections....................................................................
Removal of Directors..................................................................
Voting................................................................................
Preemptive Rights.....................................................................
Directors' Liability..................................................................
Indemnification.......................................................................
Special Meetings of Stockholders; Action Without a Meeting............................
Mergers, Share Exchanges and Sales of Assets..........................................
Amendment of Certificate of Incorporation and Bylaws..................................
Rights of Dissenting Stockholders.....................................................

                                                                                        PAGE
                                                                                        ----
Antitakeover Statutes.................................................................
Preferred Stock.......................................................................
Effect of the Merger on First Family Shareholders.....................................
PRO FORMA INFORMATION.................................................................
Condensed Pro Forma Statements of Condition (Unaudited)...............................
Condensed Pro Forma Statements of Income (Unaudited)..................................
Pro Forma Selected Financial Data (Unaudited).........................................
THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES.........................................
Selected Financial Data...............................................................
FIRST FAMILY FINANCIAL CORPORATION....................................................
Selected Financial Data...............................................................
Management's Discussion and Analysis of Financial Condition and Results of Operations
  for the Fiscal Years Ended June 30, 1996, 1995 and 1994.............................
BUSINESS OF BANCGROUP.................................................................
General...............................................................................
Lending Activities....................................................................
Proposed Affiliate Banks..............................................................
Voting Securities and Principal Stockholders..........................................
Security Ownership of Management......................................................
Management Information................................................................
Certain Regulatory Considerations.....................................................
BUSINESS OF FIRST FAMILY..............................................................
General...............................................................................
Bank..................................................................................
Primary Services Area -- Offices......................................................
Lending Activities....................................................................
Investment Activities.................................................................
Sources of Funds......................................................................
Employees.............................................................................
Taxation..............................................................................
Regulation and Supervision............................................................
Regulation of the Company.............................................................
Regulation of the Bank................................................................
Legal Proceedings.....................................................................
Principal Holders of First Family Common Stock........................................
First Family Common Stock Owned by Management.........................................
ADJOURNMENT OF SPECIAL MEETING........................................................
OTHER MATTERS.........................................................................
DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS................................
LEGAL MATTERS.........................................................................
EXPERTS...............................................................................
INDEX TO FINANCIAL STATEMENTS.........................................................   F-1
APPENDIX A -- Agreement and Plan of Merger............................................   A-1
APPENDIX B -- Opinion of Financial Adviser............................................   B-1
APPENDIX C -- Letter of Understanding Between BancGroup and David M. Shepherd.........   C-1

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE SOLICITATION OR PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCGROUP OR FIRST FAMILY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANCGROUP OR FIRST FAMILY SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                                    SUMMARY

     The following provides a summary of certain information included in this Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere herein, the Appendices hereto and the documents incorporated herein by reference. Shareholders of First Family are urged to read this Prospectus in full.

GENERAL

     This Prospectus relates to the issuance of shares of BancGroup Common Stock in connection with the proposed Merger of First Family with and into BancGroup. As a result of the Merger, First Family's subsidiary, First Family Bank, fsb (the "Bank"), will become a wholly owned subsidiary of BancGroup. Following the Merger, the name of the Bank will initially be changed to "Colonial Bank, FSB." BancGroup expects that it will eventually merge the Bank with Colonial Bank, Orlando. See "THE MERGER -- General."

THE SPECIAL MEETING

     The Special Meeting will be held at the office of the Bank, located at 2801
South Bay Street, Eustis, Florida on             , 1996, at 1:30 p.m., local
time, for the purpose of considering and voting upon the Agreement. Only holders
of record of First Family Common Stock at the close of business on             ,
1996 (the "Record Date") are entitled to the notice of and to vote at the Special Meeting. As of such date, 545,000 shares of First Family Common Stock were issued and outstanding. See "THE SPECIAL MEETING."

THE COMPANIES

     BancGroup. BancGroup is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). It was organized in Delaware in 1974. BancGroup operates wholly owned commercial banking subsidiaries in the states of Alabama, Florida, Georgia and Tennessee, each under the name Colonial Bank. Colonial Bank conducts a full service commercial banking business in the State of Alabama through 110 banking offices. In Tennessee, Colonial Bank conducts a general commercial banking business through three offices. In Georgia, BancGroup operates a wholly-owned federal savings bank, Colonial Bank, FSB, which has four offices in the Atlanta, Georgia area, and Colonial Bank, located in Lawrenceville, Georgia operates seven offices. In Florida, Colonial Bank operates eight offices. BancGroup has also entered into agreements or letters of intent to acquire four additional banks. Colonial Mortgage Company, a subsidiary of the Colonial Bank in Alabama, is a mortgage banking company which services approximately $10 billion in residential loans and which originates residential mortgages in 29 states through 6 regional offices. At June 30, 1996, BancGroup had consolidated total assets of $4.5 billion and consolidated stockholders equity of $317.6 million. See "BUSINESS OF BANCGROUP."

     First Family. First Family is a unitary savings and loan holding company within the meaning of the Home Owners Loan Act of 1933, as amended ("HOLA"). First Family was organized in November 1994 as a holding company for the Bank. The Bank was chartered in 1935 as a mutual savings and loan association. The Bank, which converted from a mutual to stock form of ownership in October, 1992, operates as a federal savings bank through six full-time branches in Eustis, Leesburg, Tavares, Mount Dora, Umatilla, and Lady Lakes, Florida. At June 30, 1996, First Family had total consolidated assets of $155.9 million, deposits of $143.4 million and stockholders' equity of $9.2 million. See "BUSINESS OF FIRST FAMILY."

TERMS OF THE MERGER

     The Agreement provides for the Merger of First Family with and into BancGroup, with BancGroup to be the surviving corporation. Upon the date of consummation of the Merger (the "Effective Date"), each outstanding share of First Family Common Stock shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock and cash, with a total value equal to $23.50 per share of First Family Common Stock (the "Merger Consideration"). Specifically, each outstand-ing share of First Family Common Stock shall receive both $11.75 in cash and BancGroup Common Stock with a market value of $11.75. The number of shares of BancGroup Common Stock into which each outstanding share of First Family Common Stock on the Effective Date shall be converted shall be equal to $11.75 divided by the "Market Value". The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the 10 trading days ending on the trading day immediately preceding the Effective Date. No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. To the extent cash is paid in lieu of fractional shares, the cash will be paid based upon the Market Value.

     As of the date of this Prospectus, First Family had granted options (the "First Family Options") which entitled the holders thereof to acquire up to 35,500 shares of First Family Common Stock. On the Effective Date, BancGroup shall assume all First Family Options outstanding, and each such option shall represent the right to acquire BancGroup Common Stock on the same terms applicable to the First Family Options. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of First Family Common Stock subject to such First Family Options multiplied by the Exchange Ratio, as defined below, provided that no fractions of shares of BancGroup Common Stock shall be issued. The number of shares of BancGroup Common Stock to be issued upon the exercise of First Family Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of First Family Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be required. The "Exchange Ratio" shall mean the result obtained by dividing $23.50 by the Market Value.

     First Family shareholders will be given notice of the Merger promptly after the Effective Date of the Merger. Cash to be distributed and certificates for the shares of BancGroup Common Stock issued will not be distributed or dividends paid on such shares until shareholders surrender their certificates representing their shares of First Family Common Stock.

     See "THE MERGER -- Conversion of First Family Common Stock," "Surrender of First Family Common Stock Certificates," and "Treatment of First Family Options."

     For certain information concerning dissenters' rights, voting at the Special Meeting, and management of BancGroup and First Family, see "THE
MERGER -- Rights of Dissenting Shareholders," "-- Conversion of First Family Common Stock"; "THE SPECIAL MEETING -- Solicitation, Voting and Revocation of Proxies," "-- Record Date; Shares Entitled to Vote; Vote Required"; "BUSINESS OF BANCGROUP -- Voting Securities and Principal Stockholders," "-- Security Ownership of Management," and "BUSINESS OF FIRST FAMILY -- Principal Holders of Common Stock," and "-- Common Stock Owned By Management."

RECOMMENDATION OF FIRST FAMILY'S BOARD OF DIRECTORS

     The Board of Directors of First Family has unanimously approved the Agreement. THE BOARD OF DIRECTORS OF FIRST FAMILY BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF FIRST FAMILY, AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AGREEMENT. For a discussion of the factors considered by the Board of Directors in reaching its conclusions, see "THE MERGER -- Background of the Merger" and "First Family's Board of Directors' Reasons for Approving the Merger."

OPINION OF FINANCIAL ADVISOR

     First Family has received an opinion from Mercer Capital Management, Inc. ("Mercer Capital") that the Merger is fair to the shareholders of First Family from a financial point of view. See "THE MERGER -- Opinion of Financial Advisor."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain of the directors and executive officers of First Family hold First Family Options which entitle them to purchase, in the aggregate, up to 35,500 shares of First Family Common Stock. Under the terms of the Agreement, any First Family Options which are not exercised prior to the Effective Date will be assumed by BancGroup. See "THE MERGER -- Conversion of First Family Common Stock" and "Treatment of First Family Options."

     David M. Shepherd, Chairman of the Board, President and Chief Executive Officer of First Family, has certain employment, health insurance coverage and other agreements with First Family or the Bank which entitle Mr. Shepherd to certain retirement payments, lump-sum cash payments and other benefits in the event of a change in control of First Family. BancGroup has agreed to assume these agreements and benefits. See Appendix C. BancGroup has also agreed to assume certain agreements relating to Bradley R. Meredith, Mario J. D'Alessio and Susan E. Neal, executive officers of the Bank, respecting certain employment, severance and retirement arrangements.

     On the Effective Date, and subject to the existing agreements referenced above, all employees of First Family shall, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with BancGroup's severance policy as of the date of the Agreement. All employees of First Family who become employees of BancGroup or its subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Except as indicated above, none of the directors or executive officers of First Family, and no associate of any such person, has any substantial direct or indirect interest in the Merger, other than an interest arising from the ownership of First Family Common Stock.

     See "THE MERGER -- Interests of Certain Persons in the Merger."

VOTE REQUIRED

     Under Florida law, the Agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of First Family Common Stock. Each share of First Family Common Stock is entitled to one vote on the Agreement. Approval of the Agreement and the Merger by BancGroup stockholders is not required under Delaware, Florida or other applicable law, or the rules of the NYSE on which the BancGroup Common Stock is listed. See "THE SPECIAL MEETING."

     Only holders of record of First Family Common Stock at the close of
business on                , 1996 are entitled to notice of and to vote at the
Special Meeting. As of such date, 545,000 shares of First Family Common Stock were issued and outstanding. As of the Record Date, First Family's directors and executive officers held approximately 20.90% of the outstanding shares of First Family Common Stock. As of the same date, the directors, executive officers and affiliates of BancGroup held no shares of First Family Common Stock. See "THE SPECIAL MEETING."

     The directors of First Family own 100,330 shares of First Family Common Stock representing approximately 18% of the outstanding shares and have agreed with BancGroup to vote their shares in favor of the Merger. Directors and executive officers of BancGroup beneficially own in the aggregate 2,187,008 shares of BancGroup Common Stock representing approximately 13% of the outstanding shares, but no vote of BancGroup stockholders is required to approve the Merger. See "THE SPECIAL MEETING."

     Proxies should be returned to First Family in the envelope enclosed herewith. Shareholders of First Family submitting proxies may revoke their proxies by (i) giving notice of such revocation in writing to the Secretary of First Family at or prior to the Special Meeting, (ii) by executing and delivering a proxy bearing a later date to the Secretary of First Family at or prior to the Special Meeting, or (iii) by attending the Special Meeting and voting in person. Because approval of the Merger requires the approval of at least a majority of the outstanding shares of First Family Common Stock, failure to submit a proxy or failure to vote in person at the Special Meeting will have the same effect as a negative vote. See "THE SPECIAL MEETING -- Solicitation, Voting and Revocation of Proxies."

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of First Family Common Stock as of the Record Date are not entitled to dissenters' rights of appraisal under Florida law because the shares of First Family Common Stock are quoted on NASDAQ as a National Market System Security. See "THE MERGER -- Rights of Dissenting Shareholders."

CONDITIONS TO THE MERGER

     The parties' obligation to consummate the Merger is subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The mutual obligations of the parties to consummate the Merger are subject to the following conditions, among others: (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of First Family Common Stock; (ii) the approval of the Merger by The Board of Governors of the Federal Reserve System (the "Federal Reserve"); (iii) the absence of any pending or threatened litigation which seeks to restrain or prohibit the Merger or any investigative action by a governmental agency which might result in such a proceeding; (iv) the consummation of the Merger on or before March 31, 1997; (v) the registration statement respecting the BancGroup Common Stock to be issued in the Merger shall be in effect; and (vi) and receipt of legal opinions as to certain matters, including tax matters.

     The obligation of First Family to consummate the Merger is further subject to several conditions, including: (i) BancGroup shall have incurred no losses which, in the aggregate, exceed $14,000,000; (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iii) First Family shall have received an opinion of Mercer Capital that the Merger is fair to the shareholders of First Family from a financial point of view.

     The obligation of BancGroup to consummate the Merger is subject to various conditions, including: (i) First Family and its subsidiaries shall have incurred no losses prior to the Effective Date which, in the aggregate, exceed $450,000; and (ii) the consolidated shareholders' equity of First Family as that term is defined in the Agreement, shall be no less than $9,000,000 as of the Effective Date.

     An application for approval of the Merger by the Federal Reserve was filed with such agency on September 6, 1996. The regulatory approval process is expected to take approximately three months from that date, and it is anticipated that the Merger will be consummated during the first calendar quarter of 1997.

     See "THE MERGER -- Conditions to Consummation of the Merger" and "Regulatory Approvals."

AMENDMENT OR TERMINATION OF AGREEMENT

     The Boards of Directors of BancGroup and First Family may agree to amend or terminate the Agreement at any time prior to the Effective Date. However, the Board of Directors of First Family shall not agree to any amendments to the Agreement which would alter the Merger Consideration or which, in the opinion of the Board of Directors of First Family, would adversely affect the rights of the shareholders of First Family, or which would change any term of First Family's articles of incorporation, unless such amendments are approved by the holders of a majority of the outstanding First Family Common Stock. Such amendments may require the filing of an amendment to the Registration Statement, of which this Prospectus forms a part. See "THE MERGER -- Amendment or Termination."

COMPARISON OF SHAREHOLDER RIGHTS

     The rights of the holders of the First Family Common Stock may be different from the rights of the holders of the BancGroup Common Stock. A discussion of these rights and a comparison thereof is set forth in the section of this Prospectus at "COMPARATIVE RIGHTS OF STOCKHOLDERS."

FEDERAL INCOME TAX CONSEQUENCES

     No ruling with respect to the federal income tax consequences of the Merger to First Family's shareholders will be requested from the Internal Revenue Service (the "IRS"). BancGroup and First Family have received an opinion from counsel to BancGroup, Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, that, among other things, a shareholder of First Family who exchanges shares of First Family Common Stock for BancGroup Common Stock and cash shall recognize gain, if any, but only in an amount not in excess of the sum of such cash received. Also, shareholders of First Family will recognize gain to the extent such shareholders receive cash in lieu of fractional shares of BancGroup Common Stock. See "APPROVAL OF THE MERGER -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

     The acquisition of First Family will be treated as a "purchase" transaction by BancGroup for accounting purposes. See "THE MERGER -- Accounting Treatment."

RECENT PER SHARE MARKET PRICES

     First Family. First Family Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market System under the symbol "FFML".

     The following table shows the dividends paid per share and indicates the high and low closing prices for First Family Common Stock as reported by the NASDAQ National Market System for the periods indicated.

                                                                                 PRICE
                                                                           -----------------
                                                                           HIGH         LOW
                                                                           ----         ----
1994
1st Quarter..............................................................  $ 10         $9 1/2
2nd Quarter..............................................................     9 3/4      9 1/2
3rd Quarter..............................................................    10          9 1/2
4th Quarter..............................................................     9 3/4      9 1/2
1995
1st Quarter..............................................................    11         10 3/4
2nd Quarter..............................................................    15 1/2     11 1/2
3rd Quarter..............................................................    19 1/2     13 1/2
4th Quarter..............................................................    21         18 1/2
1996
1st Quarter..............................................................    22         20 1/4
2nd Quarter..............................................................    22 1/8     21
3rd Quarter..............................................................    23         21

     On July 24, 1996, the business day immediately prior to the public announcement of the Merger, the closing price as reported on the NASDAQ of First Family Common Stock was $21.00 per share.

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low closing prices of the BancGroup Class A Common Stock and the BancGroup Common Stock as reported on the NASDAQ System and the NYSE, respectively, for the last two full fiscal years. Prior to February 21, 1995, BancGroup had two classes of Common Stock outstanding, Class A and Class B. Class B was not publicly traded. Class A was traded as a NASDAQ security under the symbol "CLBGA" until February 24, 1995. On February 21, 1995, the BancGroup Class A and Class B Common Stock were reclassified into a single class of stock, BancGroup common stock.

                                                                             PRICE PER SHARE
                                                                             OF COMMON STOCK
                                                                             ----------------
                                                                             HIGH         LOW
                                                                             ----         ---
1994
First Quarter..............................................................  20 1/4        18
Second Quarter.............................................................    25         19 1/4
Third Quarter..............................................................  24 3/4        22
Fourth Quarter.............................................................  23 3/4       19 1/2
1995
First Quarter(1)...........................................................  23 5/8       19 1/2
Second Quarter.............................................................  27 1/2       23 1/8
Third Quarter..............................................................  29 7/8       27 1/2
Fourth Quarter.............................................................  32 7/8       28 1/2
1996
First Quarter..............................................................  36 1/2        30
Second Quarter.............................................................  36 1/8       31 1/4
Third Quarter..............................................................  35 7/8       31 1/4

---------------

(1) Trading on the NYSE commenced on February 24, 1995.

     On July 24, 1996, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $33 1/4 per share.

     The following table presents the market value of BancGroup Common Stock on July 24, 1996, and the market value and equivalent per share value of First Family Common Stock on that date:

                                                                                 EQUIVALENT
                                              BANCGROUP     FIRST FAMILY         BANCGROUP
                                             COMMON STOCK   COMMON STOCK   COMMON STOCK AND CASH
                                             (PER SHARE)    (PER SHARE)         (PER SHARE)
                                             ------------   ------------   ----------------------
    Comparative Market Value...............     $33 1/4(1)      $ 21(2)            $23.50(3)

---------------

(1) Closing price as reported by the NYSE.
(2) Closing Price as reported by NASDAQ.
(3) If the Merger had closed on July 24, 1996, .3538 shares of BancGroup Common Stock would have been exchanged for each share of the First Family Common Stock (i.e. $11.75 / $33.2125) and $11.75 cash would also have been paid for such share, resulting in a total of $23.50 per share.

     See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

CERTAIN LEGAL RESTRICTIONS ON ACQUISITIONS OF CONTROL

     Certain restrictions under Delaware law prevent a person who beneficially owns 15% or more of the BancGroup Common Stock from engaging in a "business combination" with BancGroup, unless certain conditions are satisfied. Also, the Change in Bank Control Act of 1978 prohibits a person from acquiring "control" of BancGroup unless certain notice provisions with the Federal Reserve Board have been satisfied.

     BancGroup's Restated Certificate of Incorporation and bylaws also contain provisions which may deter or prevent a takeover of BancGroup that is not supported by BancGroup's Board of Directors. These provisions include: (1) a classified board of directors, (2) supermajority voting requirements for certain "business combinations" that exceed the provisions of Delaware law described above, (3) flexibility for the board to consider non-economic and other factors in evaluating a "business combination," (4) inability of stockholders to call special meetings and act by written consent, and (5) certain advance notice provisions for the conduct of business at stockholder meetings.

     See "BANCGROUP CAPITAL STOCK AND DEBENTURES" and "COMPARATIVE RIGHTS OF STOCKHOLDERS."

PER SHARE DATA

     The table below presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup and First Family on a historical basis and on a pro forma equivalent basis assuming the acquisition of First Family. Certain information from the table has been taken from the condensed pro forma statements of condition and income included elsewhere in this document. The table should be read in conjunction with those pro forma statements.

                                                                        SIX MONTHS
                                                                          ENDED            YEAR
                                                                         JUNE 30,          ENDED
                                                                        1996(A)(F)        1995(A)
                                                                     ----------------     -------
BANCGROUP-HISTORICAL:
Net Income
  Primary..........................................................       $ 1.65          $  2.63
  Fully diluted....................................................         1.63             2.56
Book value at end of period........................................        19.62            18.65
Dividends per share:
  Common Stock.....................................................         0.54            0.675
  Common A.........................................................                         0.225
  Common B.........................................................                         0.125
FIRST FAMILY FINANCIAL CORPORATION:
Net Income
  Historical:
     Primary.......................................................         1.23             2.35
     Fully diluted.................................................         1.23             2.35
  Pro forma equivalent assuming acquisition of First Family
     Financial Corporation only(b)(e):
     Primary.......................................................         0.56             0.89
     Fully diluted.................................................         0.55             0.86
  Pro forma equivalent assuming acquisition of First Family
     Financial Corporation, combination with Jefferson Bancorp,
     Inc. and other proposed combinations(b)(e):
     Primary.......................................................         0.51             0.81
     Fully diluted.................................................         0.51             0.79
Book value at end of period
  Historical.......................................................        16.92            15.85
  Pro forma equivalent assuming acquisition of First Family
     Financial Corporation only(b)(e):.............................         6.65              N/A
  Pro forma equivalent assuming acquisition of First Family
     Financial Corporation, combination with Jefferson Bancorp,
     Inc. and other proposed combinations(b)(e):...................         6.44              N/A
Dividends per share
  Historical(d)....................................................         0.08             0.16
  Pro forma equivalent assuming acquisition of First Family
     Financial
     Corporation(c)(e):............................................         0.18             0.30
  Pro forma equivalent assuming acquisition of First Family
     Financial Corporation, combination with Jefferson Bancorp,
     Inc. and other proposed combinations(c)(e):...................         0.18             0.30

                                                                        SIX MONTHS
                                                                          ENDED            YEAR
                                                                         JUNE 30,          ENDED
                                                                        1996(A)(F)        1995(A)
                                                                          ------          ------
BANCGROUP-PRO FORMA COMBINED (FIRST FAMILY FINANCIAL CORPORATION
  ONLY):
Net Income
  Primary..........................................................         1.66             2.66
  Fully diluted....................................................         1.64             2.58
Book value at end of period........................................        19.83              N/A
BANCGROUP-PRO FORMA COMBINED (FIRST FAMILY FINANCIAL CORPORATION,
  JEFFERSON BANCORP, INC. AND OTHER PROPOSED COMBINATIONS):
Net Income
  Primary..........................................................         1.52             2.41
  Fully diluted....................................................         1.51             2.35
Book value at end of period........................................        19.21              N/A

------------------------

N/A Not applicable due to pro forma balance sheet being presented only at June 30, 1996 which assumes the transaction was consummated on the latest balance sheet date in accordance with Rule 11.02(b) of Regulation S-X.
(a) Per share data of BancGroup is for the six months ended June 30, 1996 (as restated) and for the year ended December 31, 1995 (as restated). Per share data of First Family is for the year ended December 31, 1995 (last six months from fiscal year end June 30, 1995 and first six months of fiscal year end June 30, 1996).
(b) Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of BancGroup by the conversion ratio so that the per share amounts are equated to the respective values for one share of First Family. For the purposes of these pro forma equivalent per share amounts, a .3352 BancGroup common stock share conversion ratio is utilized. The ratio is based on the 10-day average of the closing market price of Colonial BancGroup, Inc. common stock of $35.05 at September 19, 1996 ($11.75/$35.05 = .3352).
(c) Pro forma equivalent dividends per share are shown at BancGroup's Class A Common Stock dividend per share rate multiplied by the .3352 conversion ratio per share of First Family common stock (see note (b)). BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.
(d)  First Family has paid the following dividends for the periods indicated:

                           FISCAL YEAR JUNE 30,                      PER SHARE    TOTAL
        -----------------------------------------------------------  ---------   -------
        1994.......................................................     .04      $21,600
        1995.......................................................     .16      $87,200
        1996.......................................................     .16      $87,200

(e) These pro forma equivalent amounts are based only on the BancGroup common stock to be received by the First Family shareholders. In addition to the BancGroup common stock to be received, each First Family shareholder will receive $11.75 cash per share.
(f) Pro forma net income excludes two non-recurring charges for employee severance and bonuses expected to result from the proposed pooling of interests business combination with Jefferson Bancorp, Inc. in the amount of $4.4 million, net of tax.

                              THE SPECIAL MEETING

GENERAL

     This Prospectus is being furnished to the shareholders of First Family in connection with the solicitation of proxies by the Board of Directors of First Family for use at the Special Meeting. The purpose of the Special Meeting is to consider and vote upon the proposed Merger of First Family with and into BancGroup. BancGroup will be the surviving corporation in the Merger.

     This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Merger. No vote of BancGroup stockholders is required to approve the Merger.

     THE BOARD OF DIRECTORS OF FIRST FAMILY BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF FIRST FAMILY AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE MERGER (PROPOSAL 1 ON THE PROXY CARD).

     First Family also seeks approval to adjourn the Special Meeting in the event that the number of proxies sufficient to approve the Merger is not received by the date of the Special Meeting. In order to permit proxies that have been received by First Family at the time of the Special Meeting to be voted, if necessary, for the adjournment, First Family is seeking approval of an adjournment, if necessary, to permit further solicitation of proxies relating to the Merger. See "ADJOURNMENT OF SPECIAL MEETING."

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADJOURNMENT (PROPOSAL 2 ON THE PROXY CARD).

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED FOR THE MERGER

     The Board of Directors of First Family has fixed the close of business on
            , 1996, as the Record Date for determination of shareholders
entitled to vote at the Special Meeting. There were        record holders of
First Family Common Stock as of such date. On that date, there were 545,000 shares of First Family Common Stock outstanding, each entitled to one vote per share. First Family is obligated to issue an additional 35,500 shares of First Family Common Stock upon the exercise of outstanding First Family Options.

     The affirmative vote of the holders of at least a majority of the outstanding shares of First Family Common Stock, whether or not present or represented at the Special Meeting, is required to approve the Agreement. Broker non-votes and abstentions will not be counted as votes cast "FOR" or "AGAINST" the proposal to approve the Agreement and the proposal to adjourn, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of First Family Common Stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement and on each other matter presented to a vote of shareholders at the Special Meeting.

     As of the Record Date, directors and executive officers of First Family and their affiliates were the owners of 100,330 shares of First Family Common Stock, representing approximately 18% of the outstanding shares of First Family Common Stock. All of such persons intend to vote in favor of the Merger.

     If the Merger is approved at the Special Meeting, First Family is expected to merge with and into BancGroup during the first calendar quarter of 1997, after the other conditions to the Agreement are satisfied. See "THE
MERGER -- Conditions of Consummation of the Merger."

     THE BOARD OF DIRECTORS OF FIRST FAMILY UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOR OF THE MERGER AND IN FAVOR OF THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY. SHAREHOLDERS ARE URGED TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

     In addition to soliciting proxies by mail, directors, officers and other employees of First Family, without receiving special compensation therefor, may solicit proxies from First Family's shareholders by telephone, by telegram or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of First Family Common Stock.

     First Family will bear the cost of assembling and mailing this Prospectus and other materials furnished to shareholders of First Family. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of First Family, mail material to or otherwise communicate with beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup Common Stock to be issued in connection with the Merger.

     Shares of First Family Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. IF A PROXY IS SIGNED AND RETURNED WITHOUT ANY VOTING INSTRUCTIONS, SHARES OF FIRST FAMILY COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED "FOR" THE PROPOSAL TO APPROVE THE AGREEMENT AND "FOR" ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the Secretary of First Family, prior or to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the Secretary of First Family, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) by voting in person at the Special Meeting. All written notices of revocation and other communications with respect to the revocation of First Family's proxies should be addressed to:

                       First Family Financial Corporation
                             2801 South Bay Street
                             Eustis, Florida 32726
                   Attention: Bradley R. Meredith, Secretary

     Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy.

     Votes will be tabulated by one or more inspectors of election appointed by First Family. Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

     The Board of Directors of First Family is not aware of any business to be acted upon at the Special Meeting other than consideration of the Merger described herein and the proposal to approve adjournment of the Special Meeting, if necessary. If, however, other matters are properly brought before the Special Meeting, or any adjournments thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment.

EFFECT OF MERGER ON OUTSTANDING BANCGROUP COMMON STOCK

     On the Effective Date, and assuming a Market Value, calculated as of September 19, 1996, of $35.05, BancGroup will issue 182,703 shares of BancGroup Common Stock to the shareholders of First Family pursuant to the Merger, not including any BancGroup Common Stock to be issued pursuant to First Family Options. These 182,703 shares of BancGroup Common Stock would represent approximately 1% of the total number of shares of BancGroup Common Stock outstanding following the Merger, not including any additional shares BancGroup may issue, including shares to be issued pursuant to other pending acquisitions.

                                   THE MERGER
                                  (PROPOSAL 1)

     THE FOLLOWING SETS FORTH A SUMMARY OF ALL MATERIAL PROVISIONS OF THE AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT ATTACHED HERETO AS APPENDIX A. ALL FIRST FAMILY SHAREHOLDERS ARE URGED TO READ THE AGREEMENT AND THE APPENDICES IN THEIR ENTIRETY.

GENERAL

     The Agreement provides that, subject to shareholder ratification and confirmation, receipt of necessary regulatory approval and certain other conditions described below at "Conditions to Consummation of the Merger," First Family will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of First Family will cease, and BancGroup will succeed to the business formerly conducted by First Family. First Family's subsidiary bank, First Family Bank, fsb, will become a wholly owned subsidiary of BancGroup following the Merger. BancGroup intends initially to operate the Bank in Florida as a federal savings bank with the name "Colonial Bank, FSB" but ultimately plans to merge the Bank with Colonial Bank, Orlando.

BACKGROUND OF THE MERGER

     Management and the Board have, on a continuing informal basis, since the Bank's conversion from mutual to stock form of ownership in October of 1992, reviewed the thrift industries merger and acquisition activity and discussed possible transactions that might enhance shareholder value. In mid 1994, management and the Board of Directors began investigating different alternatives that would maximize stockholder value. In the Spring of 1995 management contacted Capital Resources, Inc. ("Capital Resources") to review First Family's progress since the conversion to stock ownership and to give the Board a range of First Family's franchise value. At the recommendation of management, Capital Resources was asked to prepare a detailed report to the Board of Directors suggesting opportunities for merger, acquisition, and/or a plan to offer additional common stock. The Board's position was that additional capital would provide First Family an opportunity to expand its size and earning assets in order to assist First Family in reaching a higher return on assets and also to continue to build equity for First Family shareholders. The Board had a series of meetings with management to discuss the various alternatives that were available to enhance First Family's franchise value. The Board concluded that growth from earnings alone would not be adequate to attain the desired corporate objectives. According to the report of Capital Resources dated May 19, 1995 ("Report"), the franchise value of First Family had a range of between $19.78 per share and $21.28 per share. This range was based upon a series of studies of comparative thrift acquisition prices and results of operations of First Family since the stock conversion of the Bank in October 1992. The Report addressed the viability of First Family remaining an independent financial institution under its current capital structure, as well as First Family's ability to raise capital in a secondary stock offering to provide First Family an opportunity for expansion. The Report also considered finding another merger partner for First Family as a suitable alternative for maximizing shareholder value.

     At the direction of the Board of Directors, management contacted more than a dozen major investment banking firms, both national and regional, to assist the Board in its analysis of which alternative would be in the best interest of all of the shareholders. Based upon First Family's current shareholder makeup, the consensus was that it would not be feasible for First Family to attempt a new stock issue. In light of this information and the Capital Resource Report, management recommended to the Board that an investment banker be engaged to find a suitable acquiror for First Family. The Board of Directors, which met with representatives of three investment banking firms, Sandler O'Neill and Partners, LP ("Sandler O'Neill"), Capital Resources and Friedman, Billings, Ramsey & Company, Inc., engaged Sandler O'Neill to market First Family.

     Sandler O'Neill identified banks, thrifts and private investors in the Midwest and Southeast United States with the financial capabilities of consummating an acquisition. Sandler O'Neill reported to the Board that they contacted 22 parties to establish levels of interest. In December 1995 management also met with representatives of Southern Bank of Orlando to discuss a possible merger. Shortly thereafter, BancGroup signed a definitive agreement to acquire Southern Bank and discussions between First Family and Southern Bank were discontinued.

     As a result of the combined efforts of management and Sandler O'Neill, First Family received four written and two verbal proposals from bank and thrift holding companies located or currently doing business in the State of Florida. After serious efforts on the part of First Family to bring one of these proposals to fruition, none reached the point of a signed definitive agreement. On December 31, 1995, the engagement with Sandler O'Neill expired.

     In February 1996, at the suggestions of Counsel, First Family began discussions with representatives of BancGroup who made inquiries about the possible acquisition of First Family. During the same period, a mid-sized Central Florida-thrift holding company also approached First Family with regard to a possible merger/acquisition. After reaching certain basic understandings with regard to a proposed acquisition, First Family and the mid-sized Central Florida-thrift holding company entered into a non-binding letter of intent. The parties, however, were unable to reach a definitive agreement and the term of the non-binding letter of intent subsequently expired. Management of First Family then began discussions with representatives of BancGroup to determine if there were still an interest in proceeding with a merger/acquisition. On June 6, 1996, First Family and BancGroup entered into a non-binding letter of intent which lead to the negotiation of a definitive agreement. At a Special Meeting, the Board of Directors of First Family reviewed with management and counsel the terms of the Agreement. The Board considered the value of remaining an independent financial institution, using various assumptions regarding expansion and projected earnings, as well as price to earnings multiples that other thrift transactions had commanded. The Board of Directors determined that BancGroup's proposal compared favorably with similar transactions and concluded that BancGroup was a strong financial institution which could continue to increase the value to First Family shareholders after consummation of the acquisition. The Board of Directors authorized management and counsel to finalize the Agreement with BancGroup. On July 17, 1996, the Board of Directors of First Family unanimously approved the Agreement and authorized management to proceed with the necessary applications to affect the transaction, subject to approval by First Family's shareholders. The Agreement was executed on July 19, 1996.

FIRST FAMILY'S BOARD OF DIRECTORS' REASONS FOR APPROVING THE MERGER

     In the course of reaching its decision to approve the Merger, the Board of Directors consulted with its legal and financial advisors and the management to determine which course of action would be in the best interest of the shareholders, customers, and employees of First Family. The Board considered the risks of remaining independent, including, among other things, concerns regarding First Family's potential to engage in acquisitions which could further enhance stockholder value. With regard to acquisitions by First Family, the Board considered the costs that would be necessary to upgrade First Family's record keeping and operational systems in order to absorb any acquisition and enhance its ability to compete in the rapidly changing financial marketplace. In evaluating BancGroup's offer, management of First Family considered the competitive conditions in the market served by First Family, the value of the assets of First Family, its capital and other requirements, the current regulatory environment, and the future growth prospects of First Family. Management also considered the changing markets for financial services. In considering whether to affiliate with BancGroup, First Family's management believed that BancGroup's size offered expansion opportunities for services not otherwise available to First Family and its customers. Management and the Board of Directors determined that the value of First Family stock could best be enhanced through affiliation with BancGroup. The Board of Directors believes that First Family's shareholders will benefit from receiving, as part of the consideration, common stock in a larger company with a history of paying dividends.

     The Agreement between BancGroup and First Family resulted from arm's length negotiations which considered the historical earnings and dividends of BancGroup and First Family, the earnings potential and deposit base of First Family, potential growth in First Family's market, First Family's asset quality and the effect of the Merger on the shareholders, customers and employees of First Family.

OPINION OF THE FINANCIAL ADVISOR

     Mercer Capital is a national valuation consulting and transaction advisory firm which renders independent valuations and related financial advisory services, including the issuance of fairness opinions for mergers and acquisitions, to financial institutions and businesses throughout the U.S. Mercer Capital was formed in 1982 and was selected by the Board to prepare the fairness opinion based upon its extensive experience in the banking industry.

     Mercer Capital was contacted by David Shepherd, President and Chief Executive Officer of First Family in late June regarding the issuance of a fairness opinion for the contemplated merger between First Family and BancGroup. Mercer Capital was formally retained by First Family on July 24, 1996 to issue a fairness opinion regarding whether the contemplated merger between BancGroup and First Family was fair, from a financial point of view, to First Family's shareholders. Mercer Capital did not assist in the merger negotiations between First Family and BancGroup.

     Mercer Capital rendered its written fairness opinion on September 12, 1996. No limitations were imposed by First Family's Board with respect to the investigations made or the procedures followed by Mercer Capital in rendering its fairness opinion. The opinion stated that the consideration to be received by First Family shareholders for their shares is fair from a financial point of view. A copy of the opinion is included at Appendix B. Shareholders are urged to read the opinion in its entirety.

     As part of its investigation, Mercer Capital reviewed: (i) the Agreement;
(ii) First Family's audited financial statements for the fiscal years ended June 30, 1992, 1993, 1994, 1995 and 1996; (iii) BancGroup's annual report to shareholders for fiscal years 1993, 1994 and 1995; (iv) First Family's Form 10-K for fiscal years 1993, 1994, 1995 and 1996; (v) BancGroup's Form 10-K for fiscal years 1993, 1994 and 1995; (vi) BancGroup's quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 1996; (vii) First Family's budget for fiscal year 1997; (viii) BancGroup's Capital/Strategic Plan Summary; (ix) research reports on BancGroup prepared by various brokerage firms; (x) historical market prices and trading volumes for First Family's and BancGroup's common shares; (xi) transaction data involving thrifts which have been acquired; and, (12) public market pricing data of publicly traded banks which Mercer Capital deemed comparable to BancGroup.

     As part of its engagement, a representative of Mercer Capital visited with First Family management in Eustis, Florida and BancGroup management in Montgomery, Alabama. Factors considered in rendering the opinion include: (i) terms of the Agreement; (ii) the process through which the Board solicited and received other offers or indications of interest from prospective buyers other than BancGroup; (iii) the negotiation process with BancGroup leading to the Agreement; (iv) a valuation analysis of First Family prepared by Mercer Capital;
(v)_ an analysis of the estimated pro forma changes in book value per share, earnings per share, and dividends per share from the perspective of the First Family shareholders; (vi) a review of BancGroup's historical financial performance, historical stock pricing, the liquidity of its shares and current pricing in relation to other publicly traded bank holding companies based in the U.S.; (vii) tax consequences of the Merger for First Family shareholders; (viii) the ability of First Family shareholders to liquefy their investment through converting half their interest to cash and the other half into BancGroup's more liquid shares; and, (ix) restrictions placed on BancGroup shares received in the Merger.

     Mercer Capital relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purposes of rendering its opinion. Mercer Capital did not compile or audit BancGroup's or First Family's financial statements, nor did Mercer Capital independently verify the information reviewed. Mercer Capital relied upon such information as being complete and accurate in all material respects. Mercer Capital did not make an independent valuation of the loan portfolio, adequacy of the loan loss reserve or other assets or liabilities of either institution.

     Mercer Capital's opinion does not constitute a recommendation to any shareholder as to how the shareholder should vote on the proposed Merger; nor does Mercer Capital express any opinion as to the prices at which any security of BancGroup or First Family might trade in the future.

     Mercer Capital calculated that the aggregate consideration for First Family totals $12.8 million without consideration of First Family's options and $13.3 million when First Family's options are included in the analysis. The purchase price of $23.50 per share represents 9.6x fully diluted earnings per share for the fiscal year ended June 30, 1996 and about 143% of fully diluted book value per share of $16.41 per share as of the same date. The purchase price in terms of estimated core earnings is higher, however, at about 13.0x fully diluted core earnings per share once non-recurring items are eliminated from First Family's reported 1996 earnings.

     Negotiation Process. Mercer Capital indicated that the process by which the Agreement was reached provided an additional perspective of overall fairness to First Family shareholders in addition to the pricing and terms of the Agreement. The planned sale to BancGroup followed a period of about a year in which First Family management, Sandler O'Neill, and First Family counsel sought potential merger/acquisition partners for First Family. A number of institutions were contacted, some of whom expressed varying levels of interest. Ultimately, the Board elected to proceed with BancGroup based upon the price and terms which were offered. In addition, First Family achieved an increase in the price from the original price offered as a result of the negotiations.

     Comparable Transaction Analysis. The comparable transaction method seeks to develop an indication of value for a subject company by analyzing prices paid for similar institutions which have been acquired. Mercer Capital noted that with regard to the banking industry, most transactions are measured in terms of price/book ratios, price/tangible book ratios and price/earnings ratios. In addition, some analysts also consider pricing multiples for price/assets, price/deposits and tangible book value premium/core deposits.

     With regard to First Family, Mercer Capital reviewed prices paid for acquired thrifts in relation to the sellers' book values and earnings as complied by SNL Securities. The data was divided into six groups with average and median P/E, P/B and P/TB ratios calculated for calendar years 1991-1995 and year-to-date through the early September, 1996: (i) all U.S. thrifts which have been acquired; (ii) Southeast based thrifts which have been acquired; (iii) thrifts which have been acquired for a purchase consideration of $10 million to $50 million; (iv) thrifts with assets of $100 million to $200 million which have been acquired; (v) thrifts which have been acquired for a combination of cash, common stock and other securities (mixture); and, (vi) Florida based thrifts which have been acquired. The average and median 1996 transaction data for each group was then determined and multiplied times First Family's fully diluted core earnings per share, book value per share and tangible book value per share. The analysis is summarized in the table below.

                            COMPARABLE TRANSACTIONS
                           IMPLIED ACQUISITION VALUES

                                       1996 TRANSACTION MULTIPLES                          IMPLIED ACQUISITION VALUES
                            -------------------------------------------------   -------------------------------------------------
                               PRICE/        PRICE/    PRICE/      PRICE/        PRICE/        PRICE       PRICE/      PRICE/
                            EARNINGS CORE   EARNINGS    BOOK    TANGIBLE BOOK   EARNINGS   CORE EARNINGS    BOOK    TANGIBLE BOOK
                            -------------   --------   ------   -------------   --------   -------------   ------   -------------
National Thrift
  Averages................       16.5          16.5       144%         148%      $40.30       $ 29.80      $23.60      $ 24.30
Southeast Thrift
  Averages................       15.1          15.1       161%         165%      $36.90       $ 27.30      $26.40      $ 27.10
Florida Thrift Averages...       15.0          15.0       151%         153%      $36.60       $ 27.10      $24.80      $ 25.10
$10-$50 Million Deal Value
  Thrift Avg..............       18.7          18.7       137%         139%      $45.60       $ 33.80      $22.50      $ 22.80
$100-$200 Million Asset
  Thrift Averages.........       17.5          17.5       134%         138%      $42.70       $ 31.70      $22.00      $ 22.60
Cash/Common (Mixture)
  Averages................       13.4          13.4       132%         130%      $32.70       $ 24.20      $21.70      $ 21.30
                                 ----          ----       ---          ---        -----         -----      ------       ------
HIGH......................       18.7          18.7       161%         165%      $45.60       $ 33.80      $26.40      $ 27.10
AVERAGE...................       16.0          16.0       143%         146%      $39.10       $ 29.00      $23.50      $ 23.90
MEDIAN....................       15.8          15.8       141%         144%      $38.60       $ 28.60      $23.10      $ 23.60
LOW.......................       13.4          13.4       132%         130%      $32.70       $ 24.20      $21.70      $ 21.30
                                 ----          ----       ---          ---        -----         -----      ------       ------
FFFC Fully Diluted Per
  Share Data -- 6/96......      $2.44        $ 1.81    $16.41      $ 16.41

     Based upon the P/E ratios applied to core earnings, Mercer Capital calculated an indicated range of value of $24.20 per share to $33.80 per share, with a median of $28.60 per share. The range of indicated value in relation to the P/B ratio was $21.70 per share to $26.40 per share, with an average of $23.50 per share, while the indicated range for tangible book value was $21.30 per share to $27.10 per share, with an average of $23.90 per share.

     Mercer Capital noted that the acquisition price of $23.50 per share for First Family approximated the average P/B indicated values cited above, but was somewhat below the P/E indicated values. Mercer Capital went on to note that the upper end of the range was derived from the median P/E multiples of 18.7x and 17.5x, respectively, for thrifts acquired for $10 million to $50 million and thrifts with assets of $100 million to $200 million. These acquisition P/E multiples exceed the 14x-16x multiples generally associated with thrifts (and commercial banks). Thus, the upper end of the range may be overstated somewhat. Finally, Mercer Capital noted that BancGroup and the other prospective acquirors may have not been willing to "pay-up" for First Family's earnings given the large proportion of earnings attributable to SBA gains and First Family's relatively lean overhead structure which affords only modest economies.

     Discounted Cash Flow Analysis. A discounted cash flow ("DCF") analysis was also conducted to develop an estimate of value First Family shareholders might realize based upon a hypothetical analysis in which a sale of the Company is delayed for five years until the end of fiscal year 2001. Value derived using a DCF analysis is equal to the present value of any interim cash flows (i.e., dividends) and the present value of a projected terminal value (i.e., the estimated value of the subject at the end of the projection period).

     Projections were prepared by Mercer Capital and reviewed by First Family management regarding the overall reasonableness of the output. Mercer Capital made no representations that the projections would actually be realized; rather, the projections were prepared to compare the value to be received by First Family shareholders from BancGroup versus what might be realized if a sale were delayed for five years.

     Although many assumptions were made regarding yields and expense growth rates, the projections were geared so that 1997 reflected management's budget, while 1998-2001 reflected asset growth of about 5% per annum and improving profitability as measured by ROA to about 1.00%. In addition, a SAIF recapitalization of fee equal to 0.85% of average deposits was assumed assessed in 1998, followed by a reduction in premiums.1

     Interim shareholder cash flows, consisting of dividends, were assumed equal to about 8% of earnings in each year. The terminal value was derived by applying a P/B multiple to projected 2001 fully diluted book value per share. The cash flows were then discounted to their present values at a risk adjusted discount rate.

     Based upon the projections, the range of discount rates of 13% to 18%, and a range of P/B multiples of 130% to 180% applied to the projected book value, Mercer Capital calculated a range of value of $17.68 per share to $29.99 per share, with an overall midpoint of $23.85 per share. A more narrow range of $22.08 per share to $24.53 per share was also calculated based upon discount rates of 15% and 16% and a P/B multiple of 150% and 160%.

     Mercer Capital stated that based upon DCF analysis, the $23.50 per share merger price offered by BancGroup was reasonable, particularly in light of the favorable assumptions regarding improvements in projected profitability.

     Market Premium Analysis. Mercer Capital compared the announced merger price of $23.50 per share with First Family's quoted market price immediately before the announcement was made. The announced acquisition price indicated a premium over the market price of about 12% as compared to an average of approximately 25% calculated for other publicly traded banks and thrifts which have agreed to be acquired

---------------

(1) The FDIC has announced that as a result of the passage of the Deposit Insurance Funds Act of 1996, the expected recapitalization fee for the SAIF per thrift will be approximately 0.657% of the thrifts average deposits as of March 31, 1995. The exact percentage will not be established until a determination is made on the number of thrifts that will qualify as weak thrifts for purposes of deferment of the special assessment. The fact that the special assessment is lower than initially expected has no effect on this opinion.

during the past few years. Management noted that given the long period in which First Family was marketed, some investors may have been speculating that a takeover was possible. In addition, Florida banks and thrifts have been the subject of acquisition speculation given the attractiveness of the state and the history of community bank acquisitions.

     Mercer Capital noted that indirect evidence of the assumption that First Family's public market price reflected some takeover speculation was supported by the increase in First Family's stock price by 52% from $14.50 per share on July 21, 1995, to $22.00 per share on July 19, 1996, while Standard & Poor's Thrift Index rose only 8% from 70.53 to 76.11 during the same period. In addition, First Family's public market pricing at the date of announcement represented about 130% of book value at June 30, 1996, as compared to an average of about 105% of book value (on a minority interest basis) for all publicly traded thrifts.

     Pro Forma Analysis of Per Share Data. Mercer Capital calculated estimated changes in earnings per share, book value per share and dividends per share from the perspective of First Family's shareholders once their shares are converted into BancGroup shares. Mercer Capital made no representations that the pro forma calculations that it made would reflect the same pro forma calculations as presented elsewhere herein.

     Mercer Capital noted that First Family shareholders are expected to benefit from an increase in their current annualized quarterly dividend of $0.16 per share to about $0.35 per exchange adjusted share for the 50% interest which is converted to BancGroup stock. In addition, First Family shareholders will receive $11.75 per share of cash.

     Review of Colonial BancGroup, Inc. Mercer Capital noted that BancGroup is a $4.1 billion asset regional bank holding company which is based in Montgomery, Alabama and operates 126 offices through four commercial bank subsidiaries in Alabama, Georgia, Florida and Tennessee and one thrift subsidiary in Georgia. In addition, BancGroup owns Colonial Mortgage Company ("CMC") which presently originates approximately $1.5 billion of mortgage loans annually in 29 states through six regional offices. In addition, CMC services about $10 billion in mortgage loans.

     Upon consummation of all pending acquisitions, BancGroup's asset base will approximate $4.5 billion. BancGroup management described its operating philosophy as a "super community bank" concept with localized lending and customer relationships, supported by consolidated bank office operations. BancGroup has traditionally focused on real estate lending, and its emphasis on mortgage originations and servicing have increased following the 1995 acquisition of CMC, an entity previously owned by Robert Lowder, Chairman of BancGroup, and his two brothers.

     In its 1995 annual report to shareholders and in its meeting with Mercer Capital, BancGroup management has stated that it has four high performance financial goals explicitly designed to enhance shareholder value: (i) grow earnings per share by at least 10% each year; (ii) maintain an ROE of at least 17.5%; (iii) achieve and then maintain an ROA of at least 1.45%; and, (iv) achieve an annual dividend payout of 30% of earnings.

     Management also indicated that it would continue to pursue acquisitions in selected Southeastern markets since many areas outside of Alabama are demonstrating higher growth rates in their economies than Alabama. Thus, the entry into the Atlanta area and Florida reflect an evolution in BancGroup's make-up as an Alabama bank into a multi-state regional holding company. Management stated that it intends to grow BancGroup's assets to $15 billion or so within the next decade, with $5 billion of assets in its core markets of Alabama, Georgia and Florida. BancGroup's strategic plan projects $10 billion of assets by the year 2000.

     BancGroup reported net income of $44.4 million for the twelve month period ended June 30, 1996, up 14.5% from fiscal 1995 net income of $38.8 million. On a fully diluted per share basis, net income increased 9.2% to $3.30 per share for the twelve month period ended June 30, 1996, from $3.02 per share in fiscal 1995. BancGroup's currently quarterly dividend of $0.27 per share, or $1.08 per share annualized, represents a payout ratio of about 33% of trailing twelve month earnings. BancGroup's dividend has increased in each of the past five years, having risen from $0.63 per share in 1991 to $1.08 per share currently.

     Mercer Capital noted that in terms of relative earnings as measured by ROE and ROA, BancGroup's earnings have improved substantially during the past five years. ROE has improved from 14.5% in 1991 to 17.9% in fiscal 1995, while ROA has risen from 0.74% in 1991 to 1.20% in 1995. Profitability improved further during the first half of 1996 as BancGroup reported an ROA and ROE, respectively, of 1.25% and 18.09% for the six month period ended June 30, 1996.

     Analysts' earnings estimates for BancGroup for 1996 are in the vicinity of $3.35 per share. BancGroup reported net income of $1.75 per fully diluted share for the six month period ended June 30, 1996, or $3.50 per share annualized. The consummation of pending acquisitions, however, is expected to lower actual fiscal year earnings. BancGroup noted in its press release that if its earnings were restated at June 30, 1996, for all pending acquisitions that reported earnings would have been $1.63 per fully diluted share, or $3.26 per share annualized.

     Approximately 75% of BancGroup's $4.5 billion of assets are domiciled in Alabama. Although BancGroup management has always emphasized real estate lending, BancGroup's balance sheet has become more thrift like following the acquisition of CMC. The $3.3 billion loan portfolio is largely comprised of mortgages for 1-4 units (50%), while an additional 30% of the portfolio consists of commercial real estate (22%) and construction loans (8%). Management noted that CMC's ARM production is generally retained in the portfolio, while fixed rate production is sold in the secondary market. Capitalized mortgage servicing rights totaled $93 million at June 30, 1996. Management indicated that it hedges the prepayment risk of its servicing portfolio by not purchasing any servicing with weighted average coupons in excess of 8% or so and selling mortgages servicing released when the mortgage rate exceeds about 8.5%.

     BancGroup's balance sheet is funded with a combination of deposits, including brokered deposits, short term funds (Fed Funds and repurchase agreements) and FHLB borrowings. Mercer Capital noted that BancGroup's liquidity position, based upon such ratios as the loan-to-deposit ratio (106% at June 30, 1996), appeared to be tight as a result of very strong loan growth recorded during the past few years. Management stated that in its opinion, liquidity was acceptable and noted that it leverages the capital base due to strong loan demand and the acceptable return on incremental loans funded with wholesale funds.

     BancGroup management leverages its capital base to boost ROE and earnings per share. BancGroup's equity-to-asset ratio was 6.8% at June 30, 1996, while the leverage ratio was 6.4%. Management indicated that it intends to maintain an average Tier One leverage ratio of at least 6.0% and an overall total risk based capital ratio of 10.0%.

     Market for BancGroup's Shares. Mercer Capital noted that BancGroup's common shares are listed on the New York Stock Exchange and trade under the ticker "CNB". Based upon the current market price of approximately $34 per share and 13.6 million outstanding common shares, BancGroup's market capitalization is about $460 million. Reported weekly trading volume during 1996 has averaged about 42 thousand shares, or 16% of the shares on an annualized basis. Institutional investors own slightly less than 23% of the outstanding shares.

     Mercer Capital calculated that BancGroup's shares appreciated 379% between January 1, 1991 and August 30, 1996 as compared to the 336% increase in the NASDAQ Banking Index over the same period. Since January 1, 1995, BancGroup's shares have appreciated 75% versus 59% for the NASDAQ Banking Index.

     Mercer Capital compared the pricing of BancGroup's shares with (i) all publicly traded bank holding companies; (ii) bank holding companies with $1 billion to $5 billion of assets; and, (iii) bank holding companies based in the Southeast. Mercer Capital noted that as of late August, 1996, BancGroup's shares were trading at a discount to the median P/E ratio and dividend yield for each group. BancGroup's P/E ratio on trailing twelve month earnings was 10.3x as compared to 13.0x for the Southeast bank holding companies, 12.5x for comparable sized institutions and 12.6x for all publicly traded bank holding companies. BancGroup's dividend yield of 3.18% compared with a median of 2.43% for the Southeast bank holding companies, 2.95% for the comparable sized institutions and 2.58% for all publicly traded bank holding companies. BancGroup's

P/B ratio of 166% approximated the median ratio for the Southeast and comparable sized bank holding companies, while it exceeded the overall national median of 158%.

     Other Considerations. Other factors considered by Mercer Capital in rendering the fairness opinion included:

          1. The planned sale of First Family to BancGroup resolved a number of business and strategic issues which ultimately could have had a negative impact on First Family's value:

             (a) The resolution of the BIF/SAIF issue will lead to an assessment on all thrifts. Based upon current legislation, First Family's one-time premium would approximate $1.26 million, or $786 thousand after-tax.2 Although First Family would benefit from lower premiums going forward, the reduction in capital would occur at an inopportune time given First Family's equity-to-asset ratio of less than 6.0%;

             (b) According to First Family management, First Family's capital position is inadequate to effectively increase its deposit base and compete in the Lake County market. Additional capital was reportedly needed to strengthen the branch network, loan origination capacity, and to modernize systems technology including equipment, delivery systems and data processing systems. Even if the Board had decided to proceed with a public offering, rather than sell First Family, existing shareholders may have been diluted while facing an uncertain prospect of whether such proceeds could be utilized to enhance shareholder value; and,

             (c) Although it is too early to tell, acquirors' interest in small community banks, and in particular thrifts, may be waning given the advent of alternative product distribution channels which are cheaper than branches and the relative ease of raising wholesale funds. A decision to sell now, as opposed to remaining independent, allows shareholders' to realize First Family's franchise value.

          2. Given its size and growing market presence in the fast growing regions of Atlanta and Central Florida, combined with a large mortgage origination and servicing operation, BancGroup may also be an acquisition candidate. Mercer Capital made no representations whether BancGroup will ever by acquired; or, if it is acquired, whether shareholders will receive a premium price.

          3. The transaction will be treated as a tax-free reorganization under
     Section 368(a) of the Code for federal income tax purposes. Thus, the merger will not trigger capital gains tax liabilities for First Family shareholders with regard to the portion of the consideration consisting of BancGroup stock; and,

          4. BancGroup shares received by First Family shareholders will be freely transferable, except for those shareholders who are deemed to be affiliates under Rule 145 of the Securities Act of 1933, as amended. Thus, First Family shareholders will obtain immediate liquidity for half their interest in the Company, while the remaining 50% will be exchanged for BancGroup's more liquid shares.

     Compensation of Mercer Capital. Pursuant to its engagement letter, First Family agreed to pay Mercer Capital a fee of $25,000 to render a fairness opinion. First Family also agreed to indemnify Mercer Capital, its officers, employees and agents, and to hold Mercer Capital, its officers, employees and agents harmless from any and all obligations, claims, charges, expenses or costs of any nature arising out of the engagement. The indemnification would not apply if Mercer Capital were negligent in carrying out its duties.

---------------

2 See footnote 1.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF FIRST FAMILY

     The Board of Directors of First Family has determined that the Merger is in the best interests of First Family and its shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF FIRST FAMILY VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AND THE AGREEMENT.

BANCGROUP'S REASONS FOR THE MERGER

     The Board of Directors of BancGroup has unanimously approved the Merger and the Agreement. BancGroup has been seeking to expand its banking service in the Florida market, and to that end, it currently operates a commercial bank in Orlando, and has pending agreements to acquire other banks in Florida. The Board of Directors of BancGroup believes that the acquisition of First Family and the Bank is consistent with that strategy.

     In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account: (i) the financial performance and condition of First Family, including its strong capital and good asset quality; (ii) similarities in the philosophies of BancGroup and First Family, including First Family's commitment to delivering high quality personalized financial services to its customers; and (iii) First Family's management's knowledge of and experience in the Central Florida market.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain directors and executive officers of First Family hold First Family Options which entitle them to purchase, in the aggregate, up to 35,500 shares of First Family Common Stock. The First Family Options were granted to the directors and officers in connection with the Bank's conversion from mutual to stock form in October, 1992. Under the terms of the Agreement, any First Family Options which are not exercised prior to the Effective Date will be assumed by BancGroup giving the holders of such options the right to acquire shares of BancGroup Common Stock. See "Conversion of First Family Common Stock" and "Treatment of First Family Options."

     First Family does not have any employment or severance agreements with its executive officers. The Bank, however, has separate employment agreements with two of its executive officers, the President and Chief Executive Officer, David
M. Shepherd and the Executive Vice President and Chief Financial Officer, Bradley R. Meredith. In addition, on October 30, 1995, the Bank adopted a Senior Executive Severance Plan ("Severance Plan") for its senior executive officers, David M. Shepherd, Bradley R. Meredith, Mario J. D'Alessio and Susan E. Neal. The purpose of the Severance Plan was to assure that the Bank would maintain competent management in the event an offer was received to acquire First Family or the Bank.

     The employment agreements with Messrs. Shepherd and Meredith, which were entered into in October, 1992, are substantially the same except as noted herein. Mr. Shepherd's and Mr. Meredith's employment agreements currently expire on October 31, 1997. The employment agreements may be renewed by written notice from the Bank to the employee. Each of the individuals is entitled to receive a base salary, plus reimbursement of reasonable business expenses, may participate in any stock option or profit-sharing plan established for executives of the Bank, and each is entitled to certain disability benefits. The disability provisions of the employment agreements provide for a payment equal to 100% of the base salary during the first six months of disability, and a 75% payment for the remaining term of the employment agreements.

     The Bank may terminate the employment agreements on a 30-days notice for any reason, but if the termination is without cause, the employee would be entitled to receive the remaining payments due under the employment agreement, which may be paid periodically or in a lump-sum, at the election of the Bank. The employment agreements also allow the employees to terminate the agreement for "good reason," in which case they would be entitled to receive certain severance benefits under the terms of the respective employment agreements. Good reason includes a change in control such as the pending Merger with BancGroup. Under the terms of this employment agreement, as modified by agreement with BancGroup, Mr. Shepherd will receive on the Effective Date a lump sum payment of $225,000. Mr. Meredith will receive a severance payment in an amount equal to his respective current annual base salary of $83,000 upon termination of his employment.

     The term of the Severance Plan and the implementing Individual Executive Incentive Severance Agreements ("Severance Agreements") were for an indefinite period, with the Board having the power at any time, in its discretion, to amend or terminate the Severance Plan, in whole or in part. The Severance Plan and Severance Agreements are triggered solely in the event of a "Change of Control" (which includes the Merger) as defined in the Severance Plan and the subsequent, voluntary or involuntary, termination of the senior executive by the acquiror within two years after a Change of Control. Under the terms of the individual Severance Agreements, Messrs. Shepherd, Meredith, and D'Alessio and Ms. Neal shall receive $200,000, $150,000, $50,000 and $50,000, respectively, except that Mr. Shepherd's payment pursuant to agreement with BancGroup will be received on the Effective Date. The obligation to pay under the terms of the Severance Agreements is absolute and unconditional. The senior executive officers are not required to seek employment to mitigate the amount paid under the Severance Agreements. Mr. Shepherd, however, has executed a non-competition agreement which will take effect upon consummation of the Merger. The non-competition agreement covers the Lake County, Florida area.

     At the request of BancGroup, Mr. Shepherd has agreed to continue his employment with the Bank for a period of six months following the Merger, under terms and conditions mutually agreeable to BancGroup and Mr. Shepherd. Mr. Shepherd shall receive a salary of approximately $75,000.

     Mr. Shepherd is covered under a Type A Retirement Agreement which provides that Mr. Shepherd or his beneficiary will be entitled to retirement benefits beginning November 1, 1997. This agreement is not affected by the Merger, but the agreement will be assumed by BancGroup.

     BancGroup and Mr. Shepherd have entered into a letter of understanding reflecting BancGroup's obligations to Mr. Shepherd under Mr. Shepherd's existing employee benefits with First Family and the Bank. That agreement is included herein at Appendix C.

     The Bank currently provides a tax qualified contribution plan for its employees. The plan is a 401(k) Plan which is administered by Transamerica Pension Services. On the Effective Date of the Merger, First Family employees who become employees of BancGroup shall be entitled, to the extent permitted by applicable law, to participate in BancGroup employee retirement benefit plans.

     The Bank maintains an Executive Supplemental Retirement Income Agreement/Type B ("Retirement Agreement") for senior executive officers Bradley
R. Meredith, Mario J. D'Alessio and Susan E. Neal. The Retirement Agreement provides retirement income to certain key employees of the Bank, including Mr. Meredith, Mr. D'Alessio and Ms. Neal. Assuming these employees were to continue their employment at the Bank, upon reaching age 65, the employee is entitled to $7,337.08 per month for 120 months in the case of Mr. Meredith, $1,482.17 per month for 120 months in the case of Mr. D'Alessio, and $5,066.33 per month for 120 months in the case of Ms. Neal. Should the proposed Merger be consummated, the Retirement Agreement will terminate and the employees upon attaining retirement age will be entitled to receive only a portion of the normal benefit represented by the amounts which are currently vested at the time of termination. These monthly amounts have been actuarially determined to be $1,082 for Mr. Meredith, $906 for Mr. D'Alessio and $700 for Ms. Neal. The employee's beneficiaries are entitled to such payments if the employee dies prior to age 65 but has attained 5 full years under the Retirement Plan. If the employee voluntarily or involuntarily terminates employment with the Bank before reaching age 65 other than for cause, the employee is entitled to receive that portion of the vested retirement benefit that is required to be expensed and accrued. Each employee has agreed that, until the last payment due under the Retirement Agreement has been paid, he or she will not own or become associated with, within the Bank's trading area in Lake County Florida, any enterprise which is or may be deemed to be competitive with the business of the Bank.

     In addition to the benefits listed above, BancGroup has agreed to provide each of the senior executive officers with health care coverage equal to the coverage currently being provided under First Family's Florida Bankers Association Plan for a period of 18 months following termination of their employment.

     Except as described above, none of the directors or executive officers of First Family, and no associate of any such person, has any substantial direct or indirect interest in the Merger, other than an interest arising from the ownership of First Family Common Stock.

CONVERSION OF FIRST FAMILY COMMON STOCK

     On the Effective Date, each share of First Family Common Stock outstanding and held by First Family's shareholders shall be converted by operation of law and without any action by any holder thereof into both shares of BancGroup Common Stock and cash with a total value equal to $23.50 per share of First Family Common Stock (the "Merger Consideration"). Specifically, on the Effective Date, each outstanding share of First Family Common Stock shall receive both $11.75 in cash and BancGroup Common Stock with a market value of $11.75 as determined below. The number of shares, or fractions of a share of BancGroup Common Stock into which each outstanding share of First Family Common Stock on the Effective Date shall be converted shall be equal to $11.75 divided by the Market Value. The Market Value shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the 10 trading days ending on the trading day immediately preceding the Effective Date.

     No fractional shares of BancGroup Common Stock will be issued in the Merger. Each shareholder of First Family having a fractional interest arising upon the conversion of First Family Common Stock into BancGroup Common Stock will, at the time of surrender of the certificates representing First Family Common Stock, be paid by BancGroup an amount of cash equal to the value of such fractional interest based on the fair market value of such fractional share. Fair market value for this purpose shall be the Market Value.

     As an example, a shareholder of First Family who owns 500 shares of First Family Common Stock would be entitled to receive for such shares BancGroup Common Stock and cash. Assuming a Market Value of BancGroup Common Stock at the Merger of $35.05 (calculated as of September 19, 1996), then such shareholder would receive Merger Consideration as follows:

                                                  NUMBER OF SHARES
                                                    OF BANCGROUP
                                                   COMMON STOCK TO    AMOUNT OF     TOTAL VALUE
                NUMBER OF SHARES OF                      BE           CASH TO BE     OF MERGER
             FIRST FAMILY COMMON STOCK                RECEIVED         RECEIVED    CONSIDERATION
    --------------------------------------------  -----------------   ----------   -------------
    500.........................................         167(1)         $5,875(2)     $11,750(3)

---------------

(1) Each share of First Family Common Stock would receive an amount of BancGroup Common Stock determined by the following formula: $11.75 / $35.05 = .3352. Thus, 500 shares multiplied by .3352 yields 167.60 shares of BancGroup Common Stock. The fraction of .60 of a share would be paid in cash.
(2) Determined by the following formula: 500 X $11.75.
(3) The total Merger Consideration represents the $5,875 of cash to be received plus the value of the 167.60 shares of BancGroup Common Stock to be received at a Market Value of $35.05 per share. Thus, the total value of the Merger Consideration is $23.50 per share.

     As the Market Value of the BancGroup Common Stock rises, the number of shares of BancGroup Common Stock to be issued in the Merger will decrease, and as the Market Value falls, the number of such shares will increase. The cash issued in the Merger will not vary.

     The Agreement provides that if, prior to the Effective Date, BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the First Family Common Stock shall be converted in the Merger.

     For a description of the assumption of First Family Options, see "Treatment of First Family Options."

SURRENDER OF FIRST FAMILY COMMON STOCK CERTIFICATES

     Upon the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," First Family's shareholders will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup Common Stock as described herein. Outstanding certificates representing shares of the First Family Common Stock shall represent shares of BancGroup Common Stock and the cash to which such persons are entitled. Thereafter, upon surrender of the certificates formerly representing shares of First Family Common Stock, the holders will be entitled to receive certificates for the BancGroup Common Stock and cash as provided in the Agreement. No interest will be paid on the cash to be distributed. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former shareholder of First Family unless and until such shareholder surrenders for cancellation his certificate for First Family Common Stock. SunTrust Bank, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of First Family Common Stock surrendered in connection with the Merger.

     A detailed explanation of these arrangements will be mailed to First Family shareholders promptly following the Effective Date. STOCK CERTIFICATES SHOULD NOT BE SENT TO THE EXCHANGE AGENT UNTIL SUCH NOTICE IS RECEIVED.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of First Family and BancGroup to consummate the Merger is conditioned on the receipt by First Family and BancGroup of an opinion from Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, to the effect that the Merger will constitute such a reorganization. The opinion has been delivered to First Family and BancGroup. In delivering its opinion, Miller, Hamilton, Snider & Odom, L.L.C., have received and relied upon certain representations of BancGroup and First Family and certain other information, data, documentation and other materials as it deems necessary. The tax opinion is based upon certain assumptions, including the assumption that First Family has no knowledge of any plan or intention on the part of the First Family shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the First Family Common Stock outstanding immediately upon the Merger.

     Neither First Family nor BancGroup intends to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger. First Family's shareholders should be aware that the opinion of counsel will not be binding on the Internal Revenue Service or the courts.

     Among other things, the following discussion is based on First Family's shareholders maintaining sufficient equity ownership interest in BancGroup after the Merger. The Internal Revenue Service takes the position for purposes of issuing an advance ruling on reorganizations that the shareholders of an acquired corporation (i.e., First Family) must maintain, in the aggregate, a continuing equity ownership interest in the acquiring corporation (i.e., BancGroup) equal, in terms of value, to at least 50% of their interest in such acquired corporation. Shares of First Family Common Stock and BancGroup Common Stock held by First Family shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the Merger may be taken into account in determining whether the requirement with respect to continuing equity ownership of BancGroup Common Stock is met by First Family's shareholders. If the assumption stated above, that there is no plan or intention by the First Family shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares with an aggregate fair market value of less than 50 percent of the total fair market value of First Family Common Stock outstanding immediately before the Merger, were to be incorrect, then counsel could not opine that the Merger is a reorganization under Section 368 of the Code.

     The tax opinion states that, provided the assumptions stated therein are satisfied, the following federal income tax consequences will result to First Family's shareholders who exchange their shares of First Family common stock for shares of BancGroup Common Stock:

          1. The Merger will qualify as a reorganization within the meaning of
     Section 368(a)(1) pursuant to Section 368(a)(1)(A) of the Code.

          2. No gain or loss will be recognized by First Family upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of First Family.

          3. The basis of the assets of First Family acquired by BancGroup will be the same as the basis of the assets in the hands of First Family immediately prior to the Merger.

          4. The holding period of the assets of First Family in the hands of BancGroup will include the period during which such assets were held by First Family.

          5. A First Family shareholder who exchanges shares of First Family Common Stock for a combination of BancGroup Common Stock and cash, as described in the Agreement, shall recognize gain. The amount of the gain realized by a shareholder will be the excess of (a) the sum of (i) the amount of cash received and (ii) the fair market value of shares of BancGroup Common Stock received, over (b) the tax basis of the shares of First Family Common Stock exchanged therefor. Of such gain realized, a shareholder will recognize gain, but such gain will be the lesser of the actual amount of gain realized or the amount of cash received. No loss shall be recognized.

          Any gain recognized by shareholders of First Family will be characterized as capital gain if the First Family Common Stock is a capital asset in the hands of such shareholder and the receipt of the cash does not have "the effect of the distribution of a dividend" within the meaning of
     Section 356(a)(2) of the Code, as interpreted by the United States Supreme Court in Commissioner v. Clark, 489 U.S. 726 (1989). Otherwise, the receipt of the cash will be treated as a dividend. Pursuant to Clark, such First Family shareholder will be treated as if the shareholder received only BancGroup Common Stock and then BancGroup redeemed a portion of such Common Stock for the amount of cash that actually was issued (a post-reorganization hypothetical redemption). If that hypothetical redemption satisfies any of the tests of Section 302(b) of the Code, it will be treated as an exchange. First Family shareholders should be able to satisfy one or more of the tests for exchange treatment under Section 302(b) of the Code. Consequently, any gain recognized by a First Family shareholder should be treated as capital gain. However, the application of
     Section 302(b) is dependent on each shareholder's particular facts and circumstances and is affected by the attribution rules of Section 318 of the Code. Consequently, First Family shareholders should seek independent tax advice as to the tax effect of the Merger, including the receipt of the cash, to them.

          6. The payment of cash to a First Family shareholder in lieu of a fractional share of BancGroup Common Stock as part of the Merger will be treated as if the fractional share was delivered to the shareholder and then redeemed by BancGroup, with the tax effect of such deemed redemption being determined under Section 302(b) of the Code.

          7. The basis of the BancGroup Common Stock (including any fractional share) received by a First Family shareholder in the Merger will be the same as the basis of the First Family Common Stock surrendered in exchange therefor, decreased by the amount of cash received, and increased by the amount treated as a dividend, if any, and the amount of gain recognized on the exchange.

          8. The holding period of the BancGroup Common Stock received by a First Family shareholder in the Merger will include the holding period of the First Family Common Stock surrendered in exchange therefor, provided such shares of First Family Common Stock were capital assets or property described under Section 1231 of the Code in the hands of the First Family shareholder on the day of the Merger, and otherwise will begin on the date following the date of the Merger.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF ALL MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF FIRST FAMILY, TO FIRST FAMILY AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF APPROVAL OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES OF FIRST FAMILY COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF FIRST FAMILY COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. THE TAX CONSEQUENCES TO FIRST FAMILY EMPLOYEES UNDER EMPLOYMENT AND OTHER AGREEMENTS ARE NOT DISCUSSED. THE TAX CONSEQUENCES TO HOLDERS OF FIRST FAMILY OPTIONS AND STOCK APPRECIATION RIGHTS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. FIRST FAMILY SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

OTHER POSSIBLE CONSEQUENCES

     If the Merger is consummated, the shareholders of First Family, a Florida corporation, will become shareholders of BancGroup, a Delaware business corporation.

     For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to First Family Common Stock as compared with BancGroup Common Stock, see "COMPARATIVE RIGHTS OF STOCKHOLDERS."

CONDITIONS TO CONSUMMATION OF THE MERGER

     The parties' obligation to consummate the Merger is subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The obligations of First Family and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of First Family Common Stock; (ii) the approval of the Merger by the Federal Reserve; (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or in which it is sought to obtain divestiture, rescission or damages in connection with the Merger, (iv) the absence of any investigation by any governmental agency which might result in any such proceeding, (v) consummation of the Merger no later than March 31, 1997, (vi) receipt of opinions of counsel regarding certain matters, including tax matters and (vii) the effectiveness of the registration statement respecting the shares of BancGroup Common Stock to be issued in the Merger.

     The obligation of First Family to consummate the Merger is further subject to several other conditions, including: (i) BancGroup and its subsidiaries shall have incurred no losses which in the aggregate exceed $14,000,000; (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement; and (iv) receipt of the opinion of Mercer Capital that the Merger Consideration is fair from a financial point of view to the shareholders of First Family.

     The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the accuracy in all material respects of the representations and warranties of First Family contained in the Agreement, and the performance by First Family of all of its covenants and agreements under the Agreement; (ii) the receipt by BancGroup of certain undertakings from holders of First Family Common Stock who may be deemed to be "affiliates" of First Family pursuant to the rules of the Commission; (iii) First Family and its subsidiaries shall have sustained no losses which, in the aggregate, exceed $450,000; and
(iv) the consolidated shareholders' equity of First Family shall be no less than $9,000,000 as of the Effective Date. For this purpose, "shareholders' equity" shall mean the consolidated stockholder's equity of First Family at the close of business on the month-end immediately preceding the Effective Date computed in accordance with Generally Accepted Accounting Principles ("GAAP"), plus the after-tax impact of (a) the booked or accrued amount of any one-time special assessment by the Federal Deposit Insurance Fund after the date of the Agreement; (b) reasonable fees paid to counsel for First Family relating to the Agreement; (c) compensation and other expenses paid to or on behalf of persons hired by First Family pursuant to the Agreement; (d) any amounts transferred by First Family to reserve accounts at the request of BancGroup that would be in excess of the amounts required by GAAP or in excess of amounts necessary to maintain reserves at current levels; (e) fees paid to Mercer Capital pursuant to the Agreement; and (f) any other fees or payments required to be paid or accrued by First Family in connection with the Agreement or the proposed transaction. As of September 30, 1996, First Family's shareholder's equity exceeded the minimum amount required by the Agreement.

     It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement, and satisfaction of each party of all representations, warranties and covenants, will be satisfied. The Agreement provides that First Family and BancGroup may waive all conditions to their obligations to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and First Family shareholder approval of the Merger. In making any decision regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the Boards of Directors of First Family and BancGroup would be subject to fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

AMENDMENT OR TERMINATION

     The Boards of Directors of BancGroup and First Family may agree to amend or terminate the Agreement before or after approval by the shareholders of First Family. However, the Board of Directors of First Family shall not agree to any amendments to the Agreement which would alter the Merger Consideration or which in the opinion of the Board of Directors of First Family would adversely affect the rights of the shareholders of First Family, or which would change the terms of First Family's articles of incorporation, unless such amendments are approved by the holders of a majority of the outstanding First Family Common Stock. Such amendments may require the filing of an amendment of the Registration Statement, of which this Prospectus forms a part, with the Commission. See "Conditions to Consummation of the Merger."

REGULATORY APPROVALS

     The Merger is subject to prior approval of the Federal Reserve under the BHCA. BancGroup filed an application with the Federal Reserve on September 6, 1996. The regulatory approval process is expected to take approximately three months from that date. Subject to shareholder and regulatory approvals, the Merger will be consummated in the first calendar quarter of 1997.

     Federal Reserve Approval. Pursuant to Section 4 of the BHCA, and the regulations promulgated thereunder, the Federal Reserve must weigh the public benefits associated with the Merger (such as greater convenience, increased competition, and gains in efficiency) against the possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices), and must consider the financial and managerial resources of BancGroup, its subsidiaries and First Family, and the effect of the Merger on these resources.

     The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.

     The Agreement provides that the obligations of BancGroup and First Family to consummate the Merger are conditioned upon the receipt of the approval of the Federal Reserve. There can be no assurance that the Federal Reserve will approve BancGroup's applications to acquire First Family, and, if such approval is received, that such approval will not be conditioned upon terms and conditions that would require the parties to modify or substantially change the terms of the Agreement or cause the parties to abandon the Merger. Any substantive changes required to be made in the Agreement could require approval of First Family's shareholders.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Agreement contains certain restrictions on the conduct of the business of First Family pending consummation of the Merger. The Agreement prohibits First Family from taking any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by the parties, without the prior written approval of BancGroup:

          (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of First Family Common Stock issued upon the exercise of First Family Options;

          (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

          (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities, except that a dividend in cash of $.04 per share which was paid for the quarter ending June 30, 1996 and if the Effective Date has not occurred by February 28, 1997, First Family may pay a dividend thereafter of $.04 per share for the quarter ending March 31, 1997;

          (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

          (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

          (vii) Waiving any rights of value which in the aggregate are material;

          (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (ix) Except in accordance with normal and usual practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (x) Except in accordance with normal and usual practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

          (xii) Entering into any other material transaction other than in the ordinary course of business.

     The Agreement provides that prior to the Effective Date, no director or officer of First Family or any of its subsidiaries shall, directly or indirectly own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of First Family or its subsidiaries.

     The Agreement also provides that, at the request of BancGroup, (i) First Family shall use its best efforts to hire such additional loan officers for the Bank as may be mutually satisfactory to BancGroup and First Family, (ii) the Bank shall offer deposit products upon terms, including pricing, that are consistent on a mutually satisfactory basis with those of BancGroup and its Florida bank subsidiary, (iii) First Family will consult with BancGroup concerning non single-family residential loan requests over $100,000 and (iv) First Family will consult with BancGroup to coordinate various other business issues on a basis mutually satisfactory to First Family and BancGroup. First Family and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing law. First Family and the Bank shall not be required to undertake the activities enumerated in the foregoing clauses (i) and (ii) until such time as regulatory approval of the Merger has been obtained. If the Merger is not consummated, BancGroup or its Florida bank subsidiary will hire any persons hired by First Family pursuant to the foregoing.

COMMITMENTS WITH RESPECT TO OTHER OFFERS

     Until the termination of the Agreement, neither First Family nor any of its directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, First Family or any business combination involving First Family other than as contemplated by the Agreement. First Family will notify BancGroup immediately if any such inquiries or proposals are received by First Family, if any such information is requested from First Family, or if any such negotiations or discussions are sought to be initiated with First Family. First Family shall instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above; provided, however, that nothing contained in the Agreement shall be deemed to prohibit any officer or director of such party from fulfilling his or her fiduciary duty or from taking any action that is required by law.

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of First Family Common Stock as of the Record Date are not entitled to dissenters' rights of appraisal under Florida law. The Florida Business Corporation Act states that if the shares of common stock of a corporation to be merged are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., such shares are not subject to dissenters rights of appraisal in the merger. The shares of First Family Common Stock are quoted on the NASDAQ National Market System and, hence, appraisal rights do not apply to the Merger.

RESALE OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     The issuance of the shares of BancGroup Common Stock pursuant to the Merger (including any shares to be issued pursuant to First Family Options) has been registered under the Securities Act of 1933 (the "Securities Act"). As a result, shareholders of First Family who are not "affiliates" of First Family (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup Common Stock which they receive in connection with the Merger. Under the Securities Act, affiliates of First Family are subject to certain restrictions on the resale of the BancGroup Common Stock which they receive in the Merger.

ACCOUNTING TREATMENT

     The acquisition of First Family will be treated as a "purchase" transaction by BancGroup. Accordingly, the purchase price will be assigned to the fair value of the net tangible assets acquired and any purchase price in excess thereof will be assigned to intangibles. The valuation of intangibles, if any, will be made as of the Effective Date of the Merger. Intangibles, in the approximate amount of $6.2 million, will be amortized by charges or credits to future earnings over a period of approximately twenty years.

NYSE REPORTING OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     Sales of BancGroup Common Stock to be issued in the Merger in exchange for First Family Common Stock will be reported on the NYSE.

TREATMENT OF FIRST FAMILY OPTIONS

     Assumption of Options. As of the date of this Prospectus, First Family had granted First Family Options to its directors and certain executive officers which entitled the holders thereof to acquire up to 35,500 shares of First Family Common Stock. On the Effective Date, BancGroup shall assume all First Family Options outstanding, and each such option shall represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the First Family Options except as specified below. The registration statement registering the shares of BancGroup Common Stock issued pursuant to the Merger also registers the shares of BancGroup Common Stock to be issued upon the exercise of the First Family Options assumed by BancGroup. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of First Family Common Stock subject to such First Family Options multiplied by the Exchange Ratio, provided that no fraction of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of First Family Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of First Family Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. For these purposes, the "Exchange Ratio" shall mean the result obtained by dividing $23.50 by the Market Value.

     The First Family Options are issuable pursuant to the First Family Bank, fsb 1992 Stock Option and Stock Appreciation Rights Plan (the "Option Plan"). The First Family Options originally provided that such options would expire 90 days after the holder of such options ceased to be an officer or employee of First Family or the Bank. On July 17, 1996, First Family amended the non-statutory options for each director of First Family and the incentive stock options for David M. Shepherd and Bradley R. Meredith to provide that such options will expire one year after a holder ceases to be an officer, director or employee of First Family or the Bank (or of BancGroup or the Bank after the Merger).

     The Option Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to the Employee Retirement Income Security Act of 1974. First Family Options are not transferrable except under the laws of descent and distribution.

     Although First Family Options may be issued with stock appreciation rights ("SARs") which entitle the holder to elect to receive for each SAR, without payment to First Family, and in lieu of exercise of the First Family Option, cash or shares of First Family Common Stock, or a combination, in the amount equal to the value of the SAR, no SARs have been issued.

     Purpose of the Option Plan. The purpose of the Option Plan was to assist the Bank in retaining the employment of valued employees by offering them a greater stake in the Bank's success and a closer identity with it, and to aid in obtaining the services of individuals whose employment would be helpful to the Bank and would contribute to its success. BancGroup believes that its assumption of the First Family Options will be consistent with this purpose. No further options will be granted under the Option Plan after the Merger.

     Tax Consequences -- Incentive Options. BancGroup believes, after consultation with legal counsel, that, if the options issued under the Option Plan as incentive options qualified as such at the time of grant, the option, after assumption by BancGroup, will continue to qualify as "incentive stock options," under Section 422 of the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code no income will result to a grantee of any such option upon the granting or exercising of an option by the grantee, and BancGroup will not be entitled to a tax deduction by reason of such grant or exercise.

     If, after exercising the option, the employee holds the stock obtained through exercise for at least two years after the date of option grant and at least one year after the stock was obtained, the employee's gain (if any) on selling the stock will generally be treated as a long term capital gain. Generally, the employee's alternative minimum taxable income for minimum tax purposes will be increased by the difference between the option price and the fair market value of the stock on the date of exercise.

     If the holding period requirements just stated are not met, then any gain on the sale of the stock will be taxed partly or entirely at ordinary income tax rates. If the stock is held for less than the required holding period, then the difference between the option exercise price and the fair market value of the stock on the date of exercise will be taxed at ordinary income tax rates. The gain equal to the increase in the fair market value of the stock after the date of exercise of the option will generally be taxed as capital gain.

     It should be understood that the holding periods discussed above relate only to federal income tax treatment and not to securities law restrictions on the sale of shares obtained through an option. Notwithstanding the above, any incentive stock option that was amended by First Family to provide that the option may be exercised within three years after termination of employment following a change in control of First Family, may fail to qualify as an incentive stock option, or if it qualifies, may nonetheless fail to qualify for favorable tax treatment described above. Rather, upon exercise, such options may be treated in substantially the same manner as nonqualified options, as described below.

     The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance. No legal opinion has been received by BancGroup or First Family respecting the effect of the Merger on holders of First Family Options or of the exercise of such options. Option holders should contact their own professional tax advisors for advice concerning their particular tax situation and any changes in the tax law since the date of this Prospectus.

     Tax Consequences -- Non Qualified Options. The First Family Options that are issued as nonqualified options are not "incentive stock options" under
Section 422 of the Internal Revenue Code of 1986, as amended. Thus, upon the exercise of such an option, ordinary income will result to the grantee equal to the difference between the price of the option and the fair market value of the stock subject to the option at the date of exercise. BancGroup, however, will be entitled to a tax deduction equal to the amount of ordinary income accruing to the optionee.

     The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance. No legal opinion has been received by BancGroup or First Family respecting the effect of the Merger on holders of First Family Options or of the exercise of such options. Option holders should contact their own professional tax advisors for advice concerning their particular tax situation and any changes in the tax law since the date of this Prospectus.

     Administration. The shares of stock to be delivered upon the exercise of First Family Options granted under the Option Plan shall be made available after the Merger, from the authorized but unissued shares of BancGroup's Common Stock.

     The Option Plan is to be administered, after the Merger, by the Personnel and Compensation Committee (the "Committee") of the board of directors of BancGroup. All members of the Committee are directors of BancGroup. The Chairman of the Committee, John C. H. Miller, Jr., receives employee-related compensa-tion from BancGroup and holds options under BancGroup's stock option plans. Mr. Miller is a member of a law firm that performs legal services for BancGroup. See "LEGAL OPINIONS." Another member of the Committee, Jack H. Rainer, is Chairman of Bankers Credit Life Insurance Company, which provides credit life insurance on certain loans made by Colonial Bank, BancGroup's Alabama bank subsidiary. The members of the Committee serve at the pleasure of the board of directors of BancGroup. The Committee shall interpret the Option Plan and resolve questions presented by holders of options under the Option Plan. Requests for information or questions about the Plans should be directed to BancGroup's Corporate Secretary, at the offices of BancGroup, Post Office Box 1108, One Commerce Street, Montgomery, Alabama 36102, telephone: (334) 240-5000.

     Exercise of Options. After a First Family Option becomes exercisable in accordance with its terms, it may be exercised by the holder by giving written notice to BancGroup on a form provided by BancGroup and, in the case of options, by paying to BancGroup in cash the exercise price of the shares to be acquired under a First Family Option. Payment may be made to BancGroup by cash, check, bank draft, or money order, or, if the Committee agrees in a particular instance, by delivering BancGroup stock already owned by the option holder.

     Amendment and Other Matters. BancGroup's board of directors may at any time amend the Option Plan, except that no amendment may make any change in any option already granted which would adversely affect the rights of any participant.

     It is not anticipated that BancGroup will make any reports to option holders regarding the amount or status of First Family Options held. Option holders may obtain such information from BancGroup at the address given above.

     The shares subject to options will be obtained by BancGroup from authorized but unissued shares. BancGroup has reserved sufficient authorized but unissued shares for issuance pursuant to options under the Plans and does not anticipate acquiring any shares in the open market for such purposes.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

BANCGROUP

     BancGroup Common Stock is listed for trading on the NYSE. The Common Stock was first listed on the NYSE on February 24, 1995. Prior to February 21, 1995, BancGroup had two classes of common stock outstanding, Class A and Class B. The Class B was not publicly traded. The Class A Common Stock was traded in the over-the-counter market and quoted on the NASDAQ National Market System. The BancGroup Class A Common Stock had more limited voting rights than the BancGroup Class B Common Stock. The Class A and Class B Common Stock were reclassified into one class of Common Stock on February 21, 1995, and the Class A Common Stock ceased to be quoted on NASDAQ on February 24, 1995.

     The following table shows the dividends paid per share and indicates the high and low closing prices for the BancGroup Class A Common Stock as reported by the NASDAQ National Market System up to February 24, 1995, and the same information reported by the NYSE for the BancGroup Common Stock commencing February 24, 1995.

                                                                 PRICE AND
                                                               DIVIDENDS PAID
                                                               --------------           DIVIDENDS
                                                               HIGH       LOW          -----------
                                                               ----       ---          (PER SHARE)
1994
1st Quarter..................................................  $20 1/4    $18            $ 0.20
2nd Quarter..................................................   25         19 1/4          0.20
3rd Quarter..................................................   24 3/4     22              0.20
4th Quarter..................................................   23 3/4     19 1/2          0.20
1995
1st Quarter..................................................   23 5/8     19 1/2          0.225
2nd Quarter..................................................   27 1/2     23 1/8          0.225
3rd Quarter..................................................   29 7/8     27 1/2          0.225
4th Quarter..................................................   32 7/8     28 1/2          0.225
1996
1st Quarter..................................................   36 1/2     30              0.27
2nd Quarter..................................................   36 1/8     31 1/4          0.27
3rd Quarter..................................................   35 7/8     31 1/4          0.27

     On July 24, 1996, the business day immediately prior to the public announcement of the Merger, the closing price as reported on the NYSE of the BancGroup Common Stock was $33 1/4 per share.

     At June 30, 1996, BancGroup's subsidiaries accounted for approximately 98% of BancGroup's consolidated assets. BancGroup derives substantially all of its income from dividends received from its subsidiaries. Various statutory provisions and regulatory policies limit the amount of dividends the subsidiary banks may pay without regulatory approval. In addition, federal statutes restrict the ability of subsidiary banks to make loans to BancGroup, and regulatory policies may also restrict such dividends.

FIRST FAMILY

     First Family Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market System under the symbol "FFML".

     The following table shows the dividends paid per share and indicates the high and low closing prices for First Family Common Stock as reported by the NASDAQ National Market System for the periods indicated.

                                                                      PRICE
                                                                  -------------
                                                                  HIGH     LOW    DIVIDENDS PAID
                                                                  ----     ----   --------------
                                                                                   (PER SHARE)
1994
1st Quarter.....................................................  $ 10     $9 1/2     $ 0.04
2nd Quarter.....................................................     9 3/4  9 1/2       0.04
3rd Quarter.....................................................    10      9 1/2       0.04
4th Quarter.....................................................     9 3/4  9 1/2       0.04
1995
1st Quarter.....................................................    11     10 3/4       0.04
2nd Quarter.....................................................    15 1/2 11 1/2       0.04
3rd Quarter.....................................................    19 1/2 13 1/2       0.04
4th Quarter.....................................................    21     18 1/2       0.04
1996
1st Quarter.....................................................    22     20 1/4       0.04
2nd Quarter.....................................................    22 1/8 21           0.04
3rd Quarter.....................................................    23     21           0.04

     On July 24, 1996, the business day immediately prior to the public announcement of the Merger, the closing price as reported on the NASDAQ of First Family Common Stock was $21.00 per share. The Agreement contains certain limitations on First Family's ability to pay dividends. See "THE MERGER -- Conduct of Business Pending the Merger."

                     BANCGROUP CAPITAL STOCK AND DEBENTURES

     BancGroup's authorized capital stock consists of 44,000,000 shares of BancGroup Common Stock, par value $2.50 per share, and 1,000,000 shares of its Preference Stock, par value $2.50 per share. As of September 19, 1996, there were issued and outstanding a total of 16,296,558 shares of BancGroup Common Stock. No shares of Preference Stock are issued and outstanding. BancGroup issued in 1986 $28,750,000 in principal amount of its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") of which $8,082,000 are currently outstanding and are convertible at any time into 277,177 shares of BancGroup Common Stock, subject to adjustment. There are 767,571 shares of BancGroup Common Stock subject to issue upon exercise of options under BancGroup's stock option plans. In addition to BancGroup Common Stock to be issued in the Merger, BancGroup will issue additional shares of its Common Stock in pending acquisitions. See "BUSINESS OF BANCGROUP -- Proposed Affiliate Banks."

     The following statements with respect to BancGroup Common Stock and Preference Stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the "Certificate"), as amended, and bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BANCGROUP COMMON STOCK

     Dividends. Subject to the rights of holders of BancGroup's Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup Common Stock are entitled to share ratably in such dividends.

     Voting Rights. Each holder of BancGroup Common Stock has one vote for each share held on matters presented for consideration by the stockholders.

     Preemptive Rights. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

     Issuance of Stock. The BancGroup Certificate authorizes the BancGroup Board to issue authorized shares of BancGroup Common Stock without stockholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of BancGroup Common Stock under certain circumstances.

     Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

PREFERENCE STOCK

     BancGroup's Preference Stock may be issued from time to time as a class without series, or if so determined by the BancGroup Board of Directors, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of BancGroup Preference Stock (or of the entire class of BancGroup Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the BancGroup Board of Directors. BancGroup Preference Stock may have a preference over the BancGroup Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the BancGroup Board.

1986 DEBENTURES

     BancGroup issued in 1986 its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") in the total principal amount of $28,750,000. The 1986 Debentures were issued under a trust indenture (the "1986 Indenture") between BancGroup and SunTrust Bank, Atlanta, Georgia, as trustee.

     The 1986 Debentures will mature on March 31, 2011, and are convertible at any time into shares of BancGroup Common Stock at the option of a holder thereof, at the conversion price of $28 principal amount of the 1986 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1986 Indenture. In the event all of the outstanding 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, a total of 277,177 shares of such BancGroup Common Stock will be issued. The 1986 Debentures are redeemable, in whole or in part, at the option of BancGroup at certain premiums until 1996, when the redemption price shall be equal to 100% of the face amount of the 1986 Debentures plus accrued interest. The payment of principal and interest on the 1986 Debentures is subordinate, to the extent provided in the 1986 Indenture, to the prior payment when due of all Senior Indebtedness of BancGroup. "Senior Indebtedness" is defined as any indebtedness of BancGroup for money borrowed, or any indebtedness incurred in connection with an acquisition or with a merger or consolidation, outstanding on the date of execution of the 1986 Indenture as originally executed, or thereafter created, incurred or assumed, and any renewal, extension, modification or refunding thereof, for the payment of which BancGroup (which term does not include BancGroup's consolidated or unconsolidated subsidiaries) is at the time of determination responsible or liable as obligor, guarantor or otherwise. Senior Indebtedness does not include (i) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, and (ii) indebtedness which by its terms states that such indebtedness is subordinate to or equally subordinate with the 1986 Debentures.

     At June 30, 1996, BancGroup's Senior Indebtedness as defined in the 1986 Indenture aggregated approximately $716 million. Such debt includes all short-term debt consisting of federal funds purchased, securities purchased under repurchase agreements and borrowings with the Federal Home Loan Bank but excludes all federally-insured deposits. BancGroup may from time to time incur additional indebtedness constituting Senior Indebtedness. The 1986 Indenture does not limit the amount of Senior Indebtedness which BancGroup may incur, nor does such indenture prohibit BancGroup from creating liens on its property for any purpose.

CHANGES IN CONTROL

     Certain provisions of the BancGroup Certificate and bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup Board of Directors to issue BancGroup Preference Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the BancGroup Board to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See "General" and "Preference Stock." In addition, the power of BancGroup's Board to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup Common Stock." The following provisions also may deter any change in control of BancGroup.

     Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 19 directors of BancGroup. This provision of BancGroup's Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

     Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and President of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's stockholders. The current Board of Directors of BancGroup owns approximately 13% of the outstanding shares of BancGroup Common Stock.

     Board Evaluation of Mergers. BancGroup's Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup Common Stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

     Director Authority. BancGroup's Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board to act by majority vote.

     Bylaw Provisions. BancGroup's bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

     Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the BancGroup Board has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by the BancGroup Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, such stockholder owned at least 85% of the outstanding stock of BancGroup (excluding BancGroup stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of BancGroup's Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than BancGroup's Certificate.

     Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     If the Merger is consummated, all shareholders of First Family will become holders of BancGroup Common Stock. The rights of the holders of the First Family Common Stock who become holders of the BancGroup Common Stock following the Merger will be governed by BancGroup's Certificate and bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

     The following summary compares the rights of the shareholders of First Family Common Stock with the rights of the holders of the BancGroup Common Stock. For a more complete description of the rights of the holders of BancGroup Common Stock, see "BANCGROUP CAPITAL STOCK AND DEBENTURES."

     The following information is qualified in its entirety by BancGroup's Certificate and bylaws, and First Family's Articles of Incorporation and bylaws, the Delaware General Corporation Law (the "Delaware GCL") and the Florida Business Corporation Act ("FBCA").

DIRECTOR ELECTIONS

     First Family. First Family's directors are elected to terms of three years with approximately one-third of the Board elected annually. There is no provision in First Family's Articles or bylaws for cumulative voting.

     BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control -- Classified Board."

REMOVAL OF DIRECTORS

     First Family. Any or all of First Family's directors may be removed from office, with or without cause, at a special meeting called for that purpose, by the affirmative vote of the holders of at least 60 percent of the outstanding shares of capital stock entitled to vote in the election of directors. Directors may be removed for "cause" by a vote of not less than 60 percent of the disinterested directors entitled to vote, at a meeting noticed and called expressly for that purpose.

     BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

VOTING

     First Family. Each First Family shareholder is entitled to one vote for each share of stock held, on matters required or permitted to be voted upon, including the election of directors.

     BancGroup. Each stockholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

     First Family. First Family shareholders do not have preemptive rights to acquire any additional shares of any First Family capital stock.

     BancGroup. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

DIRECTORS' LIABILITY

     First Family. Section 607.0831 of the FBCA provides that a director of First Family will not be personally liable for monetary damages to First Family or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach of or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction in which the director derived an improper personal benefit, (3) a payment of certain unlawful dividends and distributions, (4) in a proceeding by or in the right of First Family to procure judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of First Family, or willful misconduct, or (5) in a proceeding by or in the right of someone other than First Family or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of First Family of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to First Family and its shareholders, and it would not affect the availability of injunctive and other equitable relief as a remedy.

     BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     First Family. Under Section 607.0850 of the FBCA, the directors and officers of First Family may be indemnified against certain liabilities which they may incur in their capacity as officers and directors. Such indemnification is generally available if the executive acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of First Family, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification may also be available unless a court of competent jurisdiction establishes by final adjudication that the actions or omissions of the executive are material to the cause of action so adjudicated and constituted: (a) a violation of the criminal law, unless the executive had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(b) a transaction from which the executive derived an improper personal benefit; or (c) willful misconduct or conscious disregard for the best interest of First Family in a proceeding by or in the right of First Family to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     To the extent that the proposed indemnitee is successful on the merits or otherwise in the defense of any action, suit or proceeding (or any claim, issue or matter therein) he or she must be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection with such proceeding. First Family maintains a directors and officers insurance policy pursuant to which officers and directors of First Family would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses.

     BancGroup. Section 145 of the Delaware GCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the Delaware GCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the Delaware GCL.

SPECIAL MEETINGS OF STOCKHOLDERS; ACTION WITHOUT A MEETING

     First Family. Special meetings of the First Family shareholders may be called by a majority of the total authorized number of Directors; the Chairman of the Board and the President; or by shareholders holding at least 50 percent of the outstanding shares. Shareholders may not, by any consent in writing, take any action required or permitted to be taken by the shareholders.

     BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     First Family. The FBCA provides that mergers and sales of substantially all of the property of a Florida corporation must be approved by a majority of the outstanding shares of the corporation entitled to vote thereon. The FBCA also provides, however, that the shareholders of a corporation surviving a merger need not approve the transaction if: (a) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, and (b) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights, immediately after the merger.

     BancGroup. The Delaware GCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The Delaware GCL law also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BANCGROUP CAPITAL STOCK AND
DEBENTURES -- Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Antitakeover Statutes" for a description of additional restrictions on business combination transactions.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     First Family. Under the FBCA, a Florida corporation's articles of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the FBCA, the articles of incorporation or the bylaws require a greater vote. The First Family Articles and Bylaws do not require a greater vote. As permitted by the FBCA, First Family's Articles give the Board of Directors and shareholders of First Family the power to adopt, amend or repeal the Bylaws provided that the Board of Directors may not amend or repeal any Bylaw adopted by shareholders if the shareholders specifically provide that such Bylaw is not subject to amendment or repeal by the directors.

     BancGroup. Under the Delaware GCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "supermajority" stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors,
(ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control."

     As is permitted by the Delaware GCL, the Certificate gives the Board of Directors the power to adopt, amend or repeal the bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup bylaws.

RIGHTS OF DISSENTING STOCKHOLDERS

     First Family. Under the FBCA, a shareholder of Florida corporation has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she would otherwise be entitled to receive in the transaction. Dissenters rights are not available with respect to a plan of merger or share exchange or a proposed sale or exchange of property if the shares are either registered on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Quotation of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders. The shareholders of First Family will not have dissenters' rights with respect to the Merger because the First Family Common Stock is a NASDAQ National Market System security. See "THE MERGER -- Rights of Dissenting Shareholders."

     BancGroup. Under the Delaware GCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair market value (excluding any appreciation or depreciation as a consequence or in expectation of the transaction) of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. Such fair value is determined by the Delaware Court of Chancery if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the NASDAQ National Market System, or held of record by more than 2,000 stockholders (as is BancGroup Common Stock), and (ii) stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares of such stock, or
(d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

PREFERRED STOCK

     First Family. First Family's Articles of Incorporation provide for the issuance by the Board of Directors of up to 2,000,000 shares of preferred stock. Currently no shares of preferred stock are issued and outstanding.

     BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the BancGroup Board of Directors. Currently, no shares of Preference Stock are issued and outstanding. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Preference Stock."

EFFECT OF THE MERGER ON FIRST FAMILY SHAREHOLDERS

     As of September 30, 1996, First Family had        shareholders of record
and 545,000 outstanding shares of First Family Common Stock. As of September 19, 1996, BancGroup had 16,296,558 shares of BancGroup Common Stock outstanding with 5914 stockholders of record.

     Assuming no exercises of First Family Options at the Effective Date and a Market Value of BancGroup Common Stock of $35.05, calculated as of September 19, 1996, an aggregate amount of 182,703 shares of BancGroup Common Stock would be issued to the shareholders of First Family pursuant to the Merger. These shares would represent approximately 1% of the total shares of BancGroup Common Stock outstanding after the Merger, not counting any shares of BancGroup Common Stock to be issued in other pending acquisitions.

     The issuance of the BancGroup Common Stock pursuant to the Merger will reduce the percentage interest of the BancGroup Common Stock currently held by each principal stockholder and each director and officer of BancGroup. As a group, the directors and officers of BancGroup who own approximately 12.82% of BancGroup's outstanding shares would own 12.68% after the Merger. See "BUSINESS OF BANCGROUP -- Voting Securities and Principal Stockholders."

                  THE COLONIAL BANCGROUP INC. AND SUBSIDIARIES

             CONDENSED PRO FORMA STATEMENT OF CONDITION (UNAUDITED)
                                 (IN THOUSANDS)

    The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of June 30, 1996 (as restated), (ii) the condensed consolidated statement of condition of First Family and subsidiaries as of June 30, 1996, (iii) the condensed consolidated statement of condition of Jefferson Bancorp, Inc. and subsidiaries ("Jefferson"), a probable combination with BancGroup, as of June 30, 1996, (iv) the combined presentation of condensed consolidated statements of condition of other probable combinations with BancGroup: Tomoka State Bank, D/W Bankshares, Inc. and Fort Brooke Bancorporation and subsidiaries ("other probable combinations") as of June 30, 1996, (v) adjustments to give effect to the proposed purchase method acquisition of First Family and the proposed pooling of interests method business combinations with Jefferson, and the other probable combinations, (vi) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combinations had occurred on June 30, 1996.

    These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries (as restated), incorporated by reference herein, and the statement of condition of First Family, included elsewhere herein. These pro forma statements exclude the effects of one immaterial purchase method combination which was completed by BancGroup on July 8, 1996. The pro forma information provided below may not be indicative of future results.

                                                                            JUNE 30, 1996
                                                 --------------------------------------------------------------------
                                                 CONSOLIDATED      FIRST
                                                   COLONIAL       FAMILY                                    JEFFERSON
                                                  BANCGROUP      FINANCIAL    ADJUSTMENTS/                  BANCORP,
                                                 (RESTATED)**   CORPORATION   (DEDUCTIONS)      SUBTOTAL      INC.
                                                 ------------   -----------   ------------     ----------   ---------
                                                                        (DOLLARS IN THOUSANDS)
                                                                    ASSETS
Cash and due from banks........................   $  142,175     $   1,752      $ (6,404)(1)   $  137,523   $  12,027
Interest-bearing deposits......................        2,688         1,689                          4,377
Federal funds sold.............................       12,380                                       12,380
Securities available for sale..................      202,191                                      202,191     114,400
Investment securities..........................      298,183        29,863        (1,600)(1)      326,446       1,108
Mortgage loans held for sale...................      165,925         1,991                        167,916         654
Loans, net of unearned income..................    3,442,323       114,890          (100)(1)    3,557,113     289,672
Less: Allowance for possible loan
 losses........................................      (43,643)         (723)                       (44,366)     (2,358)
                                                  ----------      --------       -------       ----------    --------
Loans, net.....................................    3,398,680       114,167          (100)       3,512,747     287,314
Premises and equipment, net....................       70,720         2,575           900 (1)       74,195       4,789
Excess of cost over tangible and intangible
 assets acquired, net..........................       30,114                       6,211 (1)       36,325
Purchased mortgage servicing rights............       92,511                                       92,511
Other real estate owned........................       10,342            64                         10,406         477
Accrued interest and other assets..............       82,117         3,789         1,127 (1)       86,983      19,474
                                                                                     (50)(1)
                                                  ----------      --------       -------       ----------    --------
       Total Assets............................   $4,508,026     $ 155,890      $     84       $4,664,000   $ 440,243
                                                  ==========      ========       =======       ==========    ========
                                                  LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits.......................................   $3,373,641     $ 143,362                     $3,517,003   $ 386,306
FHLB short-term borrowings.....................      565,000                                      565,000      13,036
Other short-term borrowings....................      127,032                                      127,032
Subordinated debt..............................        8,082                                        8,082
Other long-term debt...........................       26,197                                       26,197
Other liabilities..............................       90,462         3,306      $  2,369 (1)       96,137       4,567
                                                  ----------      --------       -------       ----------    --------
       Total liabilities.......................    4,190,414       146,668         2,369        4,339,451     403,909
Common stock...................................       40,461             5            (5)(1)       40,918       4,005
                                                                                     457 (1)
Additional paid in capital.....................      168,985         2,873        (2,873)(1)      175,465      29,401
                                                                                   5,947 (1)
                                                                                     533 (1)
Retained earnings..............................      110,522         6,344        (6,344)(1)      110,522       9,145
Treasury stock.................................                                                                (1,862)
Unearned compensation..........................         (740)                                        (740)       (782)
Unrealized gain (loss) on securities...........       (1,616)                                      (1,616)     (3,573)
                                                  ----------      --------       -------       ----------    --------
       Total equity............................      317,612         9,222        (2,285)         324,549      36,334
                                                  ----------      --------       -------       ----------    --------
       Total liabilities and equity............   $4,508,026     $ 155,890      $     84       $4,664,000   $ 440,243
                                                  ==========      ========       =======       ==========    ========
Capital Ratios:
 Capital Ratio.................................         8.11%                                        8.01%
 Tangible Leverage Ratio.......................         6.66                                         6.44
 Tier One Capital Ratio*.......................         9.22                                         9.05
 Total Capital Ratio*..........................        10.73                                        10.55

                                      JUNE 30, 1996
-------------------------------------------------------------------------------------------
                                                    OTHER                        PRO FORMA
                                                   PROBABLE     ADJUSTMENTS/      COMBINED
                                                 COMBINATIONS   (DEDUCTIONS)       TOTAL
                                                 ------------   ------------     ----------
                                                           (DOLLARS IN THOUSANDS)

Cash and due from banks........................    $ 14,215                      $  163,765
Interest-bearing deposits......................                                       4,377
Federal funds sold.............................      17,035                          29,415
Securities available for sale..................      54,832                         371,423
Investment securities..........................      31,736                         359,290
Mortgage loans held for sale...................       6,515                         175,085
Loans, net of unearned income..................     258,550                       4,105,335
Less: Allowance for possible loan
 losses........................................      (3,824)                        (50,548)
                                                   --------                      ----------
Loans, net.....................................     254,726                       4,054,787
Premises and equipment, net....................      11,086                          90,070
Excess of cost over tangible and intangible
 assets acquired, net..........................                                      36,325
Purchased mortgage servicing rights............                                      92,511
Other real estate owned........................       1,369                          12,252
Accrued interest and other assets..............       6,625       $    779 (3)      113,861

                                                   --------       --------       ----------
       Total Assets............................    $398,139       $    779       $5,503,161
                                                   ========       ========       ==========
Deposits.......................................    $353,916                      $4,257,225
FHLB short-term borrowings.....................                                     578,036
Other short-term borrowings....................       6,740                         133,772
Subordinated debt..............................       1,425                           9,507
Other long-term debt...........................                                      26,197
Other liabilities..............................       3,431       $  5,165 (3)      109,300
                                                   --------       --------       ----------
       Total liabilities.......................     365,512          5,165        5,114,037
Common stock...................................      10,772       $(14,777)(2)       50,630
                                                                     9,712 (2)
Additional paid in capital.....................      11,436        (40,837)(2)      219,505
                                                                    44,040 (2)

Retained earnings..............................      11,054         (4,386)(3)      126,335
Treasury stock.................................                      1,862 (2)
Unearned compensation..........................                                      (1,522)
Unrealized gain (loss) on securities...........        (635)                         (5,824)
                                                   --------       --------       ----------
       Total equity............................      32,627         (4,386)         389,124
                                                   --------       --------       ----------
       Total liabilities and equity............    $398,139       $    779       $5,503,161
                                                   ========       ========       ==========
Capital Ratios:
 Capital Ratio.................................                                        8.09
 Tangible Leverage Ratio.......................                                        6.72
 Tier One Capital Ratio*.......................                                       10.91
 Total Capital Ratio*..........................                                       12.48

---------------

 * Based on risk weighted assets

** Restated to give effect to the July 3, 1996 pooling of interests combinations with Southern Banking Corporation and Commercial Bancorp of Georgia, Inc.

                             PRO FORMA ADJUSTMENTS

                       FIRST FAMILY FINANCIAL CORPORATION
                               (PURCHASE METHOD)

     (1) To assign the amount by which the estimated value of BancGroup's investment in First Family is in excess of the historical carrying amount of the net assets acquired, based on the estimated fair value of such net assets and to record the investment in First Family by the issuance of 182,703 shares of BancGroup Common Stock and $6,403,750 in cash for all of the outstanding 545,000 shares of First Family as follows:

    Equity in carrying value of net assets of First Family.....................  $ 9,222
    Adjustments to state assets at fair value:
      Write-up of fixed assets.................................................      900
      Write-down of securities held to maturity................................   (1,600)
      Other....................................................................     (150)
    Acquisition accruals:
      Severance pay............................................................   (1,013)
      SAIF Premium.............................................................   (1,100)
      Other legal, accounting and professional fees............................     (256)
    Tax effect of purchase adjustments.........................................    1,127
    Goodwill...................................................................    6,211
                                                                                 -------
              Total adjustments................................................    4,119
    Adjusted equity in carrying value of net assets............................  $13,341
                                                                                 =======
    Allocated as follows:
      Par Value of 182,703 shares issued for all outstanding shares of First
         Family................................................................  $   457
      Estimated amount in excess of par value of 182,703 shares of BancGroup
         Common Stock issued for First Family outstanding shares at an assumed market value of $35.05 per share (10 day average at September 19,
         1996).................................................................    5,947
      Stock options to be assumed by BancGroup.................................      533
      Cash of $11.75 per share paid to First Family shareholders...............    6,404
                                                                                 -------
              Total purchase price.............................................  $13,341
                                                                                 =======

                          OTHER PROBABLE COMBINATIONS
                             (POOLING OF INTEREST)

     (2) To record the issuance of 3,884,670 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Jefferson Bancorp, Inc., Tomoka Bancorp, Inc. D/W Bankshares, Inc. and Fort Brooke Bancorporation:

                                                                    OUTSTANDING
                                                                      SHARES
                                                                    -----------
    Jefferson outstanding shares..................................    3,811,976
    Conversion ratio, determined as follows:
      $18.90/$35.05 per share, the 10-day average market value of
         BancGroup Common Stock on September 19, 1996.............       0.5392
                                                                      ---------
    Bancgroup shares to be issued.................................                  2,055,531
    Tomoka Bancorp, Inc. outstanding shares.......................      405,000
    Conversion ratio, determined as follows:
      $32.00/$34.3375 per share, the 20-day average of the market
         value of BancGroup Common Stock on September 19, 1996....       0.9319
                                                                      ---------
    Bancgroup shares to be issued.................................                    377,430
    D/W Bankshares, Inc. outstanding shares.......................      700,836
    Conversion ratio, determined as follows:
      $27.39/$35.05 per share, the 10-day average of the market
         value of BancGroup Common Stock on September 19, 1996....       0.7815
                                                                      ---------
    Bancgroup shares to be issued.................................                    547,672
    Fort Brooke Bancorporation outstanding shares.................    1,005,920
    Conversion ratio, determined as follows:
      $31.50/$35.05 per share, the 10-day average of the market
         value of BancGroup Common Stock on September 19, 1996....       0.8987
                                                                      ---------
    Colonial Bancgroup shares to be issued........................                    904,037
    Total Colonial BancGroup shares to be issued..................                  3,884,670
    Par value of 3,884,670 shares issued at $2.50 per share.......                $     9,712
    Shares issued at par value....................................        9,712
    Total capital stock of Jefferson Bancorp, Inc., Tomoka
      Bancorp, Inc., D/W Bankshares, Inc. and Fort Brooke
      Bancorporation..............................................       53,752
                                                                      ---------
    Excess recorded as an increase in contributed capital.........                     44,040
                                                                                       53,752
    To eliminate Jefferson Bancorp, Inc., Tomoka Bancorp, Inc.,
      D/W Bankshares, Inc. and Fort Brooke Bancorporation capital stock:
      Common stock, at par value..................................                    (14,777)
      Contributed capital.........................................                    (40,837)
      Treasury stock..............................................                      1,862
                                                                                      (53,752)
              Net change in equity................................                $         0

     (3) To record nonrecurring charges expected to result from the proposed pooling of interests combination with Jefferson.

      Accrual of severance pay...............................................    $ 4,325
      Accrual of discretionary bonus.........................................        840
                                                                                  ------
              Total accrual adjustments......................................      5,165
      Deferred tax...........................................................       (779)
                                                                                  ------
      Net charge to retained earnings........................................    $ 4,386
                                                                                  ======

                    CONDENSED PRO FORMA STATEMENTS OF INCOME
                                  (UNAUDITED)

     The following summaries include (i) the condensed consolidated statements of income of BancGroup and subsidiaries on a historical basis for the six months ended June 30, 1996 (as restated), and the year ended December 31, 1995 (as restated), (ii) the condensed consolidated statements of income of First Family for the six months ended June 30, 1996 and the year ended December 31, 1995,
(iii) the condensed consolidated statements of income of Jefferson, a probable combination with BancGroup, for the six months ended June 30, 1996 and the year ended December 31, 1995, (iv) the combined presentation of condensed consolidated statements of income of the other probable combinations for the six months ended June 30, 1996 and the year ended December 31, 1995, (v) adjustments to give effect to the proposed purchase method acquisition of First Family and the proposed pooling of interests method combinations with Jefferson and the other probable combinations, and (vi) the pro forma combined condensed consolidated statements of income of BancGroup and subsidiaries as if such combinations had occurred on January 1, 1995.

     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries (as restated), incorporated by reference herein, and the statements of income of First Family included elsewhere herein. These pro forma statements exclude the effects of two non-recurring charges related to Jefferson in the amount of $4.4 million, net of tax. These pro forma statements exclude the effects of one immaterial purchase method combination which was completed by BancGroup on July 8, 1996. The pro forma information provided may not necessarily be indicative of future results.

                                                             SIX MONTHS ENDED JUNE 30, 1996
                    ----------------------------------------------------------------------------------------------------------------
                       CONSOLIDATED      FIRST FAMILY                                                     OTHER
                    COLONIAL BANCGROUP    FINANCIAL     ADJUSTMENTS/                     JEFFERSON       PROBABLE      ADJUSTMENTS/
                       (RESTATED)*       CORPORATION    (DEDUCTIONS)      SUBTOTAL     BANCORP, INC.   COMBINATIONS    (DEDUCTIONS)
                    ------------------   ------------   ------------     -----------   -------------   ------------   --------------
                                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income...     $    166,706         $5,758       $       (2)(1)  $   172,462    $     16,276   $     15,161
Interest
  expense.........           85,386          3,507                            88,893           7,305          6,398
                    ------------------      ------      ------------     -----------   -------------   ------------   --------------
Net interest
  income before
  provision for
  loan losses.....           81,320          2,251               (2)          83,569           8,971          8,763
Provision for loan
  losses..........            3,468             45                             3,513              20            283
                    ------------------      ------      ------------     -----------   -------------   ------------   --------------
Net interest
  income after
  provision for
  loan losses.....           77,852          2,206               (2)          80,056           8,951          8,480
                    ------------------      ------      ------------     -----------   -------------   ------------   --------------
Noninterest
  income..........           33,311            771                            34,082           2,441          1,560
Noninterest
  expense.........           69,203          1,943              177(1)        71,323           9,146          6,610
                    ------------------      ------      ------------     -----------   -------------   ------------   --------------
Income before
  income taxes....           41,960          1,034             (179)          42,815           2,246          3,430
Income taxes......           14,910            365               (8)(1)       15,267             722          1,127
                    ------------------      ------      ------------     -----------   -------------   ------------   --------------
Net Income........     $     27,050         $  669       $     (171)     $    27,548    $      1,524   $      2,303     $        0
                      =============       ========        =========       ==========       =========     ==========     ==========
Average primary
  shares
  outstanding.....       16,418,000        545,000         (545,000)      16,615,460       3,906,120      2,178,399     (6,084,519)
                                                            197,460                                                      4,055,832
Average fully-
  diluted shares
  outstanding.....       16,707,000        545,000         (545,000)      16,904,498       3,906,120      2,249,718     (6,155,838)
                                                            197,498                                                      4,107,000
Earnings per
  share:
  Net Income:
    Primary.......     $       1.65         $ 1.23                       $      1.66    $       0.39   $       1.06
    Fully
      diluted.....             1.63           1.23                              1.64            0.39           1.04


      SIX MONTHS ENDED JUNE 30, 1996
-----------------------------------------------
                      PROFORMA
                      COMBINED
                       TOTAL
                    ------------
(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income...  $    203,899
Interest
  expense.........       102,596
                    ------------
Net interest
  income before
  provision for
  loan losses.....       101,303
Provision for loan
  losses..........         3,816
                    ------------
Net interest
  income after
  provision for
  loan losses.....        97,487
                    ------------
Noninterest
  income..........        38,083
Noninterest
  expense.........        87,079
                    ------------
Income before
  income taxes....        48,491
Income taxes......        17,116
                    ------------
Net Income........  $     31,375
                      ==========
Average primary
  shares
  outstanding.....    20,671,292

Average fully-
  diluted shares
  outstanding.....    21,011,498

Earnings per
  share:
  Net Income:
    Primary.......  $       1.52
    Fully
      diluted.....          1.51

---------------

* Restated to give effect to the July 3, 1996 pooling of interests combinations with Southern Banking Corporation and Commercial Bancorp of Georgia, Inc.

                                                                 YEAR ENDED DECEMBER 31, 1995
                              ---------------------------------------------------------------------------------------------------
                                 CONSOLIDATED      FIRST FAMILY
                              COLONIAL BANCGROUP    FINANCIAL     ADJUSTMENTS/                       JEFFERSON     OTHER PROBABLE
                                 (RESTATED)*       CORPORATION    (DEDUCTIONS)        SUBTOTAL     BANCORP, INC.    COMBINATIONS
                              ------------------   ------------   ------------       -----------   -------------   --------------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income.............     $    287,141        $ 11,777      $       (3)(1)    $   298,915    $     30,792     $   28,572
Interest expense............          146,981           7,130                            154,111          13,463         11,968
                              ------------------   ------------   ------------       -----------   -------------   --------------
Net interest income before
  provision for loan
  losses....................          140,160           4,647              (3)           144,804          17,329         16,604
Provision for loan losses...            7,350             180                              7,530             150          1,616
                              ------------------   ------------   ------------       -----------   -------------   --------------
Net interest income after
  provision for loan
  losses....................          132,810           4,467              (3)           137,274          17,179         14,988
                              ------------------   ------------   ------------       -----------   -------------   --------------
Noninterest
  income....................           54,391           1,482                             55,873           4,207          2,975
Noninterest
  expense...................          122,406           3,987             356(1)         126,749          18,705         11,892
                              ------------------   ------------   ------------       -----------   -------------   --------------
Income before income
  taxes.....................           64,795           1,962            (359)            66,398           2,681          6,071
Income taxes................           23,242             685             (17)(1)         23,910             772          2,251
                              ------------------   ------------   ------------       -----------   -------------   --------------
Net Income..................     $     41,553        $  1,277      $     (342)       $    42,488    $      1,909     $    3,820
                                =============        ========       =========         ==========       =========     ==========
Average primary shares
  outstanding...............       15,797,000         545,000        (545,000)        15,992,157       3,816,071      2,125,641
                                                                      195,157
Average fully-diluted shares
  outstanding...............       16,667,000         545,000        (545,000)        16,864,149       3,816,071      2,178,394
                                                                      197,149
Earnings per share:
  Net Income:
    Primary.................     $       2.63        $   2.35                        $      2.66    $       0.50     $     1.80
    Fully diluted...........             2.56            2.35                               2.58            0.50           1.78

               YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------
                                              PROFORMA
                              ADJUSTMENTS/    COMBINED
                              (DEDUCTIONS)      TOTAL
                              ------------   -----------
     (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income.............                 $   358,279
Interest expense............                     179,542
                              ------------   -----------
Net interest income before
  provision for loan
  losses....................                     178,737
Provision for loan losses...                       9,296
                              ------------   -----------
Net interest income after
  provision for loan
  losses....................                     169,441
                              ------------   -----------
Noninterest
  income....................                      63,055
Noninterest
  expense...................                     157,346
                              ------------   -----------
Income before income
  taxes.....................                      75,150
Income taxes................                      26,933
                              ------------   -----------
Net Income..................  $          0   $    48,217
                                ==========    ==========
Average primary shares
  outstanding...............    (5,941,712)   20,014,375
                                 4,022,218
Average fully-diluted shares
  outstanding...............    (5,994,465)   20,957,443
                                 4,093,294
Earnings per share:
  Net Income:
    Primary.................                 $      2.41
    Fully diluted...........                        2.35

---------------

* Restated to give effect to the July 3, 1996 pooling of interests combinations with Southern Banking Corporation and Commercial Bancorp of Georgia, Inc.

                             PRO FORMA ADJUSTMENTS
                                 (IN THOUSANDS)

     Adjustments Applicable to First Family Financial Corporation:

     (1) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

                                                                           JUNE 30,   DECEMBER 31,
                                                                             1996         1995
                                                                           --------   ------------
Increases in income:
  Amortization of other write downs (2-5 year period)....................   $   22       $   45
  Amortization of write-down on securities portfolio (5 year period).....      160          320
Decreases in income:
  Earnings foregone on $6,403,750 cash at an average interest rate
     5.75%...............................................................     (184)        (368)
                                                                             -----        -----
          Total..........................................................       (2)          (3)
                                                                             -----        -----
Increase in expense:
  Additional depreciation due to write-up in building and premises
     (20 year period)....................................................      (22)         (45)
  Amortization of goodwill (20 year period)..............................     (155)        (311)
                                                                             -----        -----
          Total..........................................................     (177)        (356)
                                                                             -----        -----
Net decrease in income before tax........................................     (179)        (359)
                                                                             -----        -----
Tax effect of the pro forma adjustments (other than goodwill
  amortization)..........................................................        8           17
                                                                             -----        -----
Net decrease in income...................................................   $ (171)      $ (342)
                                                                             -----        -----

                         SUMMARY OF FUTURE ADJUSTMENTS

     The anticipated effect of purchase accounting adjustments for the acquisition of First Family Financial Corporation for each of the next five years would be as follows:

                                                             YEARS ENDING DECEMBER 31,
                                                       -------------------------------------
                                                       1996    1997    1998    1999    2000
                                                       -----   -----   -----   -----   -----
    Depreciation -- building and premises............  $ (45)  $ (45)  $ (45)  $ (45)  $ (45)
    Amortization of goodwill.........................   (311)   (311)   (311)   (311)   (311)
                                                       -----   -----   -----   -----   -----
              Total charges to earnings..............   (356)   (356)   (356)   (356)   (356)
    Amortization -- other............................     45      45      20      20      20
    Amortization -- securities portfolio.............    320     320     320     320     320
                                                       -----   -----   -----   -----   -----
              Total credits to earnings..............    365     365     340     340     340
                                                       -----   -----   -----   -----   -----
    Net (charges) credits to future earnings before
      income taxes...................................      9       9     (16)    (16)    (16)
    Tax benefit of net charges to future earnings....   (112)   (112)   (103)   (103)   (103)
                                                       -----   -----   -----   -----   -----
    Net charges to future earnings...................  $(103)  $(103)  $(119)  $(119)  $(119)
                                                       =====   =====   =====   =====   =====

RECENT DEVELOPMENTS -- BANCGROUP AND FIRST FAMILY

  BancGroup -- Recent Unaudited Results

     The following table presents certain unaudited data for BancGroup for the period ended September 30, 1996. Unaudited historical data reflect, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to a fair presentation of such data. The unaudited financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations which would have actually occurred if the transactions had been consummated in the past or which may be obtained in the future.

                          THE COLONIAL BANCGROUP, INC.

                      SELECTED FINANCIAL DATA (UNAUDITED)

                                                                                           % CHANGE
                                                  SEPT. 30,     DEC. 31,    SEPT. 30,     SEPT. 30,
                                                     1996         1995         1995      1996 TO 1995
                                                  ----------   ----------   ----------   ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF CONDITION SUMMARY
Total assets....................................  $4,713,524   $4,202,194   $3,837,969        23%
Loans, net of unearned income...................   3,570,490    3,175,506    2,848,089        25%
Total earning assets............................   4,324,106    3,823,233    3,518,662        23%
Deposits........................................   3,561,923    3,204,260    2,935,768        21%
Shareholders' equity............................     329,917      289,463      260,038        27%
Book value per share............................  $    20.24   $    18.65   $    17.71        14%

                                         NINE MONTHS ENDED SEPT. 30,     THREE MONTHS ENDED SEPT. 30,
                                        ------------------------------   ----------------------------
                                                              % CHANGE                       % CHANGE
                                          1996       1995     96 TO 95    1996      1995     96 TO 95
                                        --------   --------   --------   -------   -------   --------
EARNINGS SUMMARY
Net interest income (taxable
  equivalent).........................  $126,766   $104,374      21%     $44,255   $36,716      21%
Provision for loan losses.............     6,023      4,155      45%       2,555     1,433      78%
Noninterest income....................    49,854     39,291      27%      16,614    13,640      22%
Noninterest expense (excl SAIF special
  assessment).........................   104,042     87,049      20%      34,890    30,043      16%
SAIF special assessment*..............     3,817                 --        3,817                --
Net income (excl SAIF special
  assessment).........................    41,816     32,432      29%      14,766    11,665      27%
Net income............................    39,350     32,432      21%      12,300    11,665       5%
Average primary shares outstanding....    16,465     14,826               16,698    14,942
Average fully diluted shares
  outstanding.........................    16,754     15,597               16,985    15,706
Earnings per share excluding SAIF
  special assessment*:
  Primary.............................  $   2.54   $   2.19      16%     $  0.88   $  0.78      13%
  Fully diluted.......................      2.52       2.13      18%        0.88      0.76      16%
Earnings per common share:
  Primary.............................  $   2.39   $   2.19       9%     $  0.74   $  0.78      -5%
  Fully-diluted.......................      2.37       2.13      11%        0.73      0.76      -4%

                                         NINE MONTHS ENDED SEPT. 30,     THREE MONTHS ENDED SEPT. 30,
                                        ------------------------------   ----------------------------
                                                              % CHANGE                       % CHANGE
                                          1996       1995     96 TO 95    1996      1995     96 TO 95
                                        --------   --------   --------   -------   -------   --------
SELECTED RATIOS:
Return on average assets..............      1.20%      1.23%                1.21%     1.22%
Return on average assets (excl SAIF
  assessment)*........................      1.26%      1.23%                1.27%     1.22%
Return on average equity..............     17.05%     17.90%               17.25%    18.29%
Return on average equity (excl SAIF
  assessment)*........................     17.83%     17.90%               18.01%    18.29%
Efficiency ratio (excl SAIF
  assessment)*........................     58.91%     60.59%               57.32%    59.66%
Equity to assets......................      7.00%      6.78%
Total capital.........................      8.04%      8.17%
Tier one leverage.....................      6.52%      6.34%

---------------

NOTE: Restated financial results above reflect the July 3, 1996 mergers of Colonial BancGroup with Commercial Bancorp of Georgia, Inc. and Southern Banking Corporation. These mergers were accounted for as poolings of interests and the financial results restated accordingly.

* Legislation approving a one-time special assessment on SAIF deposits resulted in $3,817,000 in expense before income taxes and $2,466,000 net of applicable income taxes in the third quarter.

     Net income for nine months ended September 30, 1996 was $39,350,000 compared to $32,432,000 for the previous period, a 21% increase. Earnings per share for the nine months were $2.37 on a fully diluted basis, an 11% increase over 1995. The company's return on average equity was 17.05% compared to 17.90% in 1995. Return on average assets was 1.20% compared to 1.23% in 1995.

     Net income for the third quarter of 1996 was $12,300,000 compared to $11,665,000 in 1995, a 5% increase. Earnings per share for the third quarter of 1996 were $.73 compared to $.76 for the same period in 1995, a 4% decrease.

FIRST FAMILY UNAUDITED RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1996

     First Family unaudited results for the three months ended September 30, 1996 reported net loss of $518,000 or $(.95) per share, versus net income of $251,000 or $.46 per share for the prior year. Net loss in the first quarter of 1996 reflects a one time special assessment on SAIF deposits of $965,999.

     Net interest income for the three months ended September 30, 1996 increased over that of 1995, from $1,108,000 at September 30, 1995 to $1,145,000 at
September 30, 1996 a 3% increase.

     BancGroup has previously considered the impact of the aforementioned first quarter additional expenses and earnings trends in evaluating the exchange ratio in the Merger, therefore, BancGroup does not expect the decrease in earnings or additional expenses to have a material impact on BancGroup's future earnings, financial operations, or financial condition or on the pro forma financial information included elsewhere in this Joint Proxy Statement and Prospectus.

     BancGroup has advised First Family that BancGroup's unaudited 1996 financial results will not affect the proposed Merger.

     Set forth below are selected financial highlights for First Family for the periods indicated (amounts in thousands except per share amounts):

                                                                         THREE MONTHS
                                                                            ENDED
                                                                        SEPTEMBER 30,
                                                                    ----------------------
                                                                      1996          1995
                                                                    --------      --------
                                                                         (UNAUDITED)
    Total interest income.........................................  $  2,947      $  2,921
    Total interest expense........................................     1,802         1,813
                                                                    --------      --------
    Net interest income...........................................     1,145         1,108
    Provision for loan losses.....................................        30            30
                                                                    --------      --------
    Net interest income after provision for loan losses...........     1,115         1,078
    Total other income............................................       238           286
    Total other expenses..........................................     1,871           970
                                                                    --------      --------
    Income (loss) before taxes....................................      (518)          394
    Income tax....................................................         0           143
                                                                    --------      --------
    Net income (loss).............................................  $   (518)(1)  $    251
    Net income (loss) per share...................................  $  (0.95)     $   0.46
    Average share outstanding.....................................   545,000       545,000
    Total Assets..................................................  $170,648      $155,786
    Deposits......................................................   157,902       143,495
    Loans receivable, net.........................................   131,312       137,722
    Allowances for loan losses....................................       744           776
    Securities....................................................    24,872         9,267
    Real estate owned.............................................       144           574
    Stockholders' equity..........................................     8,704         8,121
    Stockholders' equity per share................................  $  15.97      $  14.90

---------------

(1) Results reflects a one-time special assessment on SAIF deposits of $965,999.

                  SELECTED FINANCIAL AND OPERATING INFORMATION

     The following table sets forth selected financial information on a historical (as restated) and pro forma basis for BancGroup for the year ended December 31, 1995 and as of and for the six months ended June 30, 1996, and on a historical (as restated) basis for BancGroup as of and for the five years ended December 31, 1995, 1994, 1993, 1992 and 1991.

     The pro forma information includes consolidated restated BancGroup and subsidiaries consolidated First Family Financial Corporation, consolidated Jefferson Bancorp, Inc., consolidated D/W Bankshares, Inc., consolidated Tomoka Bancorporation and Fort Brooke Bank. The pro forma balance sheet data give effect to the combinations as if they had occurred on June 30, 1996 and the pro forma operating data give effect to the combinations as if they had occurred at the beginning of the earliest period presented.

     The following selected financial information should be read in conjunction with the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and all of the financial statements included elsewhere in this Prospectus or incorporated by reference. In the opinion of BancGroup, all adjustments necessary for a fair presentation of the results of the interim periods have been included, and all adjustments are of a normal and recurring nature. The results of operations for the interim period ended June 30, 1996 are not necessary indicative of the results obtained for the full year.

SELECTED FINANCIAL DATA
COLONIAL BANCGROUP (PRO FORMA) AND COLONIAL BANCGROUP (HISTORICAL -- AS
RESTATED)
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                  SIX MONTHS ENDED JUNE 30,                          YEAR ENDED DECEMBER 31,
                               -------------------------------   ----------------------------------------------------------------
                               BANCGROUP  BANCGROUP  BANCGROUP   BANCGROUP  BANCGROUP  BANCGROUP  BANCGROUP  BANCGROUP  BANCGROUP
                               PRO FORMA  HISTORICAL HISTORICAL  PRO FORMA  HISTORICAL HISTORICAL HISTORICAL HISTORICAL HISTORICAL
                                 1996       1996       1995        1995       1995       1994       1993       1992       1991
                               ---------  ---------  ---------   ---------  ---------  ---------  ---------  ---------  ---------
Statement of Income:
Interest income............... $203,899   $166,706   $131,861    $358,279   $287,141   $211,903   $160,829   $146,486   $150,462
Interest expense..............  102,596     85,386     65,562     179,542    146,981     90,902     66,357     67,389     87,717
                               ---------  ---------  ---------   ---------  ---------  ---------  ---------  ---------  ---------
Net interest income...........  101,303     81,320     66,299     178,737    140,160    121,001     94,472     79,097     62,745
Provision for possible loan
  losses......................    3,816      3,468      2,779       9,296      7,350      7,506      8,850      8,956      7,097
                               ---------  ---------  ---------   ---------  ---------  ---------  ---------  ---------  ---------
Net interest income after
  provision for possible loan
  losses......................   97,487     77,852     63,520     169,441    132,810    113,495     85,622     70,141     55,648
Noninterest income............   38,083     33,311     25,725      63,055     54,391     47,752     43,445     37,027     32,668
Noninterest expense...........   87,079     69,203     56,991     157,346    122,406    115,677     98,501     85,636     72,377
                               ---------  ---------  ---------   ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes....   48,491     41,960     32,254      75,150     64,795     45,570     30,566     21,532     15,939
Applicable income taxes.......   17,116     14,910     11,446      26,933     23,242     15,829      9,780      5,742      4,197
                               ---------  ---------  ---------   ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary
  items and the cumulative
  effect of a change in
  accounting for income
  taxes.......................   31,375     27,050     20,808      48,217     41,553     29,741     20,786     15,790     11,742
Extraordinary items, net of
  income taxes................                                                                        (463 )                 831
Cumulative effect of change in
  accounting for income
  taxes.......................                                                                       3,650
                               ---------  ---------  ---------   ---------  ---------  ---------  ---------  ---------  ---------
Net Income.................... $ 31,375   $ 27,050   $ 20,808    $ 48,217   $ 41,553   $ 29,741   $ 23,973   $ 15,790   $ 12,573
                               =========  =========  =========   =========  =========  =========  =========  =========  =========
Earnings Per Common Share
Income before extraordinary
  items and the cumulative
  effect of a change in
  accounting for income taxes:
  Primary..................... $   1.52   $   1.65   $   1.41    $   2.41   $   2.63   $   2.00   $   1.65   $   1.44   $   1.15
  Fully-diluted............... $   1.51   $   1.63   $   1.38    $   2.35   $   2.56   $   1.97   $   1.64   $   1.44   $   1.15
Net Income:
  Primary..................... $   1.52   $   1.65   $   1.41    $   2.41   $   2.63   $   2.00   $   1.90   $   1.44   $   1.23
  Fully-diluted............... $   1.51   $   1.63   $   1.38    $   2.35   $   2.56   $   1.97   $   1.87   $   1.44   $   1.23
Average shares outstanding:
  Primary.....................   20,671     16,418     14,762      20,014     15,797     14,898     12,613     10,996     10,219
  Fully-diluted...............   21,011     16,707     15,517      20,957     16,667     15,665     13,706     12,307     11,561
Cash dividends per common
  share:(1)
  Common...................... $   0.54   $   0.54               $  0.675   $  0.675
  Class A.....................                                   $  0.225   $  0.225   $   0.80   $   0.71   $   0.67   $   0.63
  Class B.....................                                   $  0.125   $  0.125   $   0.40   $   0.31   $   0.27   $   0.23

---------------

(1) On February 21, 1995, the Class A and Class B Common Stock were reclassified into one class of Common Stock.

                                                     JUNE 30,                                DECEMBER 31,
                                              ----------------------  -----------------------------------------------------------
                                              BANCGROUP   BANCGROUP   BANCGROUP    BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP
                                              PRO FORMA   HISTORICAL  HISTORICAL   HISTORICAL  HISTORICAL  HISTORICAL  HISTORICAL
                                                 1996        1996        1995         1994        1993        1992        1991
                                              ----------  ----------  ----------   ----------  ----------  ----------  ----------
Statement of Condition
At period end:
  Total assets............................... $5,503,161  $4,508,026  $4,202,195   $3,219,082  $3,104,410  $2,027,455  $1,861,980
  Loans, net of unearned income..............  4,105,335   3,442,323   3,175,560    2,352,870   1,963,052   1,330,928   1,200,443
  Mortgage loans held for sale...............    175,085     165,925     110,486       60,726     361,496     144,215     105,219
  Deposits...................................  4,257,225   3,373,641   3,204,198    2,504,461   2,444,418   1,697,648   1,601,973
  Long-term debt.............................     35,704      34,279      29,142       69,203      57,397      22,979      27,225
  Shareholders' equity.......................    389,124     317,612     289,464      224,018     198,389     123,952     111,437
Average daily balances:
  Total assets............................... $5,413,500  $4,425,465  $3,659,140   $3,074,619  $2,379,628  $1,978,313  $1,779,767
  Interest-earning assets....................  4,956,982   4,038,424   3,333,887    2,768,705   2,100,674   1,730,373   1,583,046
  Loans, net of unearned income..............  3,986,157   3,340,474   2,708,633    2,138,371   1,494,053   1,273,486   1,187,081
  Mortgage loans held for sale...............    175,660     175,660      97,511      131,121     241,683     118,510      65,373
  Deposits...................................  3,490,161   2,717,879   2,828,864    2,471,657   1,876,026   1,665,417   1,531,672
  Shareholders' equity.......................    388,839     312,630     250,826      214,543     144,216     117,822     103,330
Book value per share at period end........... $    19.21  $    19.62  $    18.65   $    15.62  $    14.40  $    11.04  $    11.08
Tangible book value per share at period
  end........................................ $    17.92  $    17.86  $    16.82   $    14.33  $    13.21  $    10.45  $    10.39
Selected Ratios
  Income before extraordinary items and the
    cumulative effect of a change in
    accounting for income taxes to:
    Average assets...........................       0.58        0.61        1.14         0.97        0.87        0.80        0.66
    Average shareholders' equity.............       8.07        8.65       16.57        13.86       14.41       13.40       11.36
  Net Income to:
    Average assets...........................       0.58        0.61        1.14         0.97        1.01        0.80        0.71
    Average shareholders' equity.............       8.07        8.65       16.57        13.86       16.62       13.40       12.17
Efficiency ratio.............................      62.47       60.37       62.11        67.65       70.40       72.41       74.11
Dividend payout ratio........................      27.49       27.28       25.32        24.99       20.22       26.44       30.71
Average equity to average total assets.......       7.18        7.06        6.85         6.98        6.06        5.96        5.81
Allowance for possible loan losses to total
  loans (net of unearned income).............       1.23        1.26        1.31         1.57        1.58        1.55        1.44

                       FIRST FAMILY FINANCIAL CORPORATION

                            SELECTED FINANCIAL DATA

                                                                  AT JUNE 30,
                                              ----------------------------------------------------
                                                1996       1995       1994       1993       1992
                                              --------   --------   --------   --------   --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE FIGURES)
FINANCIAL CONDITION
Total assets................................  $155,890   $157,349   $142,857   $122,204   $111,003
Loans receivable, net.......................   114,167    114,055    102,163     76,443     79,416
Securities..................................    29,863     29,317     30,063     28,732     11,867
Cash and cash equivalents...................     3,441      4,361      1,549      6,162     12,910
Deposit accounts............................   143,362    145,805    132,440    113,812    106,491
Equity......................................     9,222      7,892      6,990      6,127      2,654
Number of full-service offices..............         5          5          5          5          5

                                                              YEAR ENDED JUNE 30,
                                              ----------------------------------------------------
                                                1996       1995       1994       1993       1992
                                              --------   --------   --------   --------   --------
OPERATING DATA
Total interest income.......................  $ 11,631   $ 11,187   $  9,782   $  8,554   $ 11,513
Total interest expense......................     7,090      6,598      5,389      5,201      8,192
                                               -------    -------     ------     ------    -------
Net interest income.........................     4,541      4,589      4,393      3,353      3,321
Provision for loan losses...................        75        300        150         75        355
                                               -------    -------     ------     ------    -------
Net interest income after provision for loan
  losses....................................     4,466      4,289      4,243      3,278      2,966
Noninterest income..........................     1,620      1,048        577      1,077      1,890
Noninterest expenses........................     3,905      3,882      3,892      3,432      4,122
                                               -------    -------     ------     ------    -------
Earnings before income taxes and cumulative
  effect of change in accounting
  principle.................................     2,181      1,455        928        923        734
Income tax provision........................       764        509        305        285         50
                                               -------    -------     ------     ------    -------
Earnings before cumulative effect of change
  in accounting principle...................     1,417        946        623        638        684
Cumulative effect of change in accounting
  principle.................................        --         --        261         --         --
                                               -------    -------     ------     ------    -------
Net earnings................................  $  1,417   $    946   $    884   $    638   $    684
                                               =======    =======     ======     ======    =======
Earnings per share:
  Earnings before cumulative effect of
     change in accounting principle.........  $   2.60   $   1.75   $   1.15   $    .55   $     --
  Cumulative effect of change in accounting
     principle..............................        --         --        .49         --         --
                                               -------    -------     ------     ------    -------
Earnings per share..........................  $   2.60   $   1.75   $   1.64   $    .55   $  *
                                               =======    =======     ======     ======    =======

---------------

* The Bank converted from mutual to stock form on October 22, 1992, therefore earnings per share have been computed only from the beginning of the first full quarter after the conversion.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
       OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR FIRST FAMILY

GENERAL

     First Family (sometimes referred to in this section as the "Company") had net earnings for the fiscal year ended June 30, 1996 of $1,417,000. Total assets amounted to $155.9 million as of June 30, 1996, a decrease of $1.4 million from total assets of $157.3 million as of June 30, 1995. During the year ended June 30, 1996, net loans increased $112,000 or .10%. The Company's deposits decreased to $143.4 million as of June 30, 1996 from $145.8 million as of June 30, 1995, a decrease of 1.7%. The decrease in deposits reflected the Company's strategy of accepting and retaining deposits to the extent the funds could be invested prudently.

     On July 19, 1996, the Board of Directors of the Company entered into an Agreement and Plan of Merger ("Merger Agreement") whereby the Company will be acquired by BancGroup Montgomery, Alabama, a bank holding company with assets of $4.5 billion. Under the terms of the Merger Agreement, BancGroup is proposing to acquire all of the outstanding capital stock of First Family. Shareholders of First Family will receive total consideration of $23.50 for each share of the Company's common stock in a 50% cash and 50% stock transaction, resulting in each shareholder receiving $11.75 in cash and BancGroup common stock with a value of $11.75 at Closing. Cash will be paid in lieu of any fractional shares. The acquisition is subject to approval by the various regulatory authorities and the shareholders of First Family.

REGULATION AND LEGISLATION

     The operating results of the Company are affected by federal and state laws and federal regulations. As a unitary savings and loan holding company, First Family is subject to regulation and supervision by the Office of Thrift Supervision ("OTS"), the Board of Governors of the Federal Reserve System and the FDIC. In recent years, measures have been taken to reform the banking industry and to strengthen the insurance funds for depository institutions. The most significant of these measures were the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The FIRREA has had a major impact on the operations and regulations of savings institutions. While the primary purpose of the FDICIA was to recapitalize the Bank Insurance Fund of the FDIC, which insures the deposits of commercial banks, the FDICIA also effects the supervision and regulation of all federally insured depository institutions.

     The Bank, as a savings institution, must meet three separate minimum capital-to-assets requirements: (i) a risk-based capital requirement of 8% of risk-weighted assets, (ii) a leverage requirement of 3% core capital to adjusted total assets, and (iii) a tangible capital requirement of 1.5% tangible capital to adjusted total assets. In implementing the capital requirements of the FIRREA, the OTS has modified the core capital requirement, whereby only savings institutions rated composite 1 under the OTS CAMEL rating system are permitted to operate with a minimum regulatory leverage ratio of 3%. For all other savings institutions, the minimum core capital leverage ratio will be 3%, plus at least an additional 100 to 200 basis points.

     The Bank's deposit accounts are insured by the SAIF which is administered by the FDIC. The FDICA required the FDIC to develop a system of risk-based insurance assessments and to maintain a designated reserve ratio of the SAIF to 1.25% of insured deposits within a "reasonable period of time," and must impose higher deposit insurance premiums on SAIF members, if necessary, to achieve that ratio. The FDIC's new risk-based premium structure became effective on January 1, 1993. The premiums range from 23 basis points to 31 basis points on deposits and are based upon a grouping of supervisors' evaluations and capital ratios. The savings institutions' primary regulator makes the initial decision as to which category the savings institutions should come under. Savings institutions with lower capital and supervisory problems will be charged more for insurance, with lower rates being the incentive to improve an institution's financial condition and operations. Risk-based premium assessments are reviewed semi-annually. For the year ended June 30, 1996, the Bank paid $416,000 for insurance on its deposit accounts.

     In 1996, the FDIC reduced the basis for deposit insurance premium paid by most BIF-insured banks from 4 basis points to 0 basis points. No similar proposal was made for SAIF-insured institutions since the SAIF has not reached a reserve ratio equal to 1.25% of deposits. During 1995 and 1996 Congress has considered various proposals for a one-time special assessment to be charged on all SAIF deposits to fully capitalize the SAIF. The proposed amount of the special assessment has been as high as 85 basis points. If the assessment was made at 85 basis points, the effect on the Bank would be a pretax charge of approximately $1,258,000 (based upon $148.0 million on deposits at March 31, 1995, the proposed assessment date) or $786,000 after tax (based upon a 37.5% tax rate).

     The special assessment, however, would still not provide parity between BIF-insured institutions and SAIF-insured institutions since SAIF-insured institutions would be required to pay a greater share of the interest on Finance Corp. Bonds issued to pay the cost of the Resolution Trust Corporation. In July 1996, the House Banking Committee approved a plan which would result in the elimination of the disparity by the year 2000 by tapping the Federal Reserve System's surplus reserves. Under this plan, the deposit account premium of SAIF-insured institutions would be reduced from the current minimum of 23 basis points to 6.35 basis points.

     It is impossible to predict which plan will be finally approved by Congress. Based upon the current proposals, however, First Family does not expect that it will have to contribute additional capital to the Bank in order for the Bank to remain an adequately capitalized savings institution.

     A more complete discussion of the FIRREA and the FDICIA is continued in the First Family's Form 10-K.

CREDIT RISK

     The Company's primary business is lending on residential real estate. This activity entails potential credit losses, the magnitude of which depends on a variety of economic factors affecting borrowers that are beyond the control of the Company. While the Company has instituted underwriting guidelines and credit review procedures to protect the Company from avoidable credit losses, some losses will inevitably occur.

RESULTS OF OPERATIONS

     The operating results of the Company depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, primarily single-family residential loans, and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the Company's net earnings are also affected by the level of nonperforming loans and real estate owned, as well as, the level of its noninterest income, including loan related fees, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

     The following table sets forth, for the periods indicated, information for the Company regarding (i) the average balances of interest-earning assets and interest-bearing liabilities; (ii) the total dollar amount of interest income from interest-earning assets and resultant average yields; (iii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iv) net interest income; (v) interest-rate spread; (vi) net average interest-earning assets and net yield on average interest-earning assets; and (vii) the ratio of average interest-earning assets to average interest-bearing liabilities.

                                                                         YEAR ENDED JUNE 30,
                                    ---------------------------------------------------------------------------------------------
                                                1996                            1995                            1994
                                    -----------------------------   -----------------------------   -----------------------------
                                                          AVERAGE                         AVERAGE                         AVERAGE
                                    AVERAGE               YIELD/    AVERAGE               YIELD/    AVERAGE               YIELD/
                                    BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                    --------   --------   -------   --------   --------   -------   --------   --------   -------
                                                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable, net...........  $115,563    $9,529      8.25%   $112,139    $8,928      7.96%   $ 95,753    $7,339      7.66%
  Mortgage-backed securities......    12,940       911      7.04%     20,255     1,446      7.14%     21,535     1,551      7.20%
  Other investment securities.....    13,752       815      5.93%      9,283       597      6.43%     11,090       709      6.39%
  Other interest-earning
    assets(1).....................     6,527       376      5.76%      3,566       216      6.06%      4,710       183      3.89%
                                    --------    ------              --------    ------              --------    ------
        Total interest-earning
          assets..................   148,782    11,631      7.82%    145,243    11,187      7.70%    133,088     9,782      7.35%
                                    --------    ------              --------    ------              --------    ------
Interest-bearing liabilities:
  Deposit accounts................   144,890     7,084      4.89%    141,212     6,558      4.64%    130,453     5,366      4.11%
  Short-term borrowings...........        84         6      7.14%        728        40      5.50%        689        23      3.34%
                                    --------    ------              --------    ------              --------    ------
        Total interest-bearing
          liabilities.............   144,974     7,090      4.89%    141,940     6,598      4.65%    131,142     5,389      4.11%
                                    --------    ------              --------    ------              --------    ------
Net interest income and
  interest-rate spread(2).........              $4,541      2.93%               $4,589      3.05%               $4,393      3.24%
                                                ======      ====                ======      ====                ======      ====
Net average interest-earning
  assets, net yield on average
  interest-earning assets(3)......  $  3,808                3.05%   $  3,303                3.16%   $  1,946                3.30%
                                    ========                ====    ========                ====    ========                ====
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities....      1.03                            1.02                            1.01
                                    ========                        ========                        ========

---------------

(1) Includes interest-bearing deposits and Federal Home Loan Bank of Atlanta stock.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on average interest-earning assets is net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

     The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided regarding changes attributable to (i) changes in interest rates earned or paid on these balances (changes in rate multiplied by old volume) (ii) changes in the volume of assets or liabilities outstanding (changes in volume multiplied by old interest rate), (iii) a combination of change in rate and change in volume.

                                                                       YEAR ENDED JUNE 30,
                                                                 -------------------------------
                                                                          1996 VS. 1995
                                                                 -------------------------------
                                                                   INCREASE (DECREASE) DUE TO
                                                                 -------------------------------
                                                                                  RATE/
                                                                 RATE    VOLUME   VOLUME   TOTAL
                                                                 -----   ------   ------   -----
                                                                         (IN THOUSANDS)
Interest-earning assets:
  Loan receivable, net.........................................  $ 319   $  273    $  9    $ 601
  Mortgage-backed securities...................................    (20)    (522)      7     (535)
  Investment securities........................................    (47)     287     (22)     218
  Other interest-earning assets................................    (11)     179      (8)     160
                                                                 -----    -----     ---     ----
          Total interest-earning assets........................    241      217     (14)     444
                                                                 -----    -----     ---     ----
Interest-bearing liabilities:
  Deposit accounts.............................................    346      171       9      526
  FHLB advances................................................     12      (35)    (11)     (34)
                                                                 -----    -----     ---     ----
          Total interest-bearing liabilities...................    358      136      (2)     492
                                                                 -----    -----     ---     ----
Net change in net interest income before provision for loan
  losses.......................................................  $(117)  $   81    $(12)   $ (48)
                                                                 =====    =====     ===     ====

                                                                      YEAR ENDED JUNE 30,
                                                                --------------------------------
                                                                         1995 VS. 1994
                                                                --------------------------------
                                                                   INCREASE (DECREASE) DUE TO
                                                                --------------------------------
                                                                                 RATE/
                                                                RATE    VOLUME   VOLUME   TOTAL
                                                                -----   ------   ------   ------
                                                                         (IN THOUSANDS)
Interest-earning assets:
  Loan receivable, net........................................  $ 284   $1,256    $ 49    $1,589
  Mortgage-backed securities..................................    (13)     (92)     --      (105)
  Investment securities.......................................      4     (115)     (1)     (112)
  Other interest-earning assets...............................    102      (45)    (24)       33
                                                                -----    -----     ---      ----
          Total interest-earning assets.......................    377    1,004      24     1,405
                                                                -----    -----     ---      ----
Interest-bearing liabilities:
  Deposit accounts............................................    692      443      57     1,192
  FHLB advances...............................................     15        1       1        17
                                                                -----    -----     ---      ----
          Total interest-bearing liabilities..................    707      444      58     1,209
                                                                -----    -----     ---      ----
Net change in net interest income before provision for loan
  losses......................................................  $(330)  $  560    $(34)   $  196
                                                                =====    =====     ===      ====

LIQUIDITY AND CAPITAL RESOURCES

     The Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Bank generally maintains a liquidity ratio in excess of these minimum requirements. The Bank's average daily liquidity ratio for June, 1996 was 7.4%, and its short-term liquidity ratio at June 30, 1996 was 5.3%.

     The Company's primary sources of cash and cash equivalents during the year ended June 30, 1996, were from loan and securities principal repayments, sales of loans originated for sale, and sales of securities. During the year ended June 30, 1996, loan principal repayments were $29.5 million, securities principal repayments were $899,000, proceeds from sales of loans were $8.9 million, and proceeds from the sale of securities were $13.4 million.

     Cash and cash equivalents were used primarily to originate and purchase loans, purchase securities and fund deposit account outflows. Loans originated and purchased amounted to $37.2 million, the purchase of securities totalled $14.5 million and deposit account outflows totaled $2.5 million. At June 30, 1996, the Company had outstanding commitments to originate loans of $646,000 and loans in process of $4.5 million. It is expected that these commitments will be funded from the sources described above. Scheduled maturities of certificates of deposit during the 12 months following June 30, 1996 totalled $64.6 million. Management believes that the Company has adequate resources to fund all its commitments, that substantially all of its existing commitments will be funded in fiscal 1997 and, if necessary, that it can adjust the rates on certificates of deposit to retain deposits in changing interest rate environments.

REGULATORY CAPITAL REQUIREMENTS

     As a federally chartered institution, the Bank is required to maintain certain minimum amounts of regulatory capital. The following is a summary of the Bank's capital requirements, the Bank's regulatory capital levels and the amounts in excess as of June 30, 1996:

                                                                                     RISK-BASED
                                                  CORE            TANGIBLE       -------------------
                                             ---------------   ---------------            % OF RISK-
                                                       % OF              % OF              WEIGHTED
                                             AMOUNT   ASSETS   AMOUNT   ASSETS   AMOUNT     ASSETS
                                             ------   ------   ------   ------   ------   ----------
    Regulatory capital.....................  $9,061     5.8%   $9,061     5.8%   $9,784      12.2%
    Requirement............................   4,668     3.0     2,334     1.5     6,436       8.0
                                             ------    ----    ------   --- -    ------      ----
    Excess.................................  $4,393     2.8%   $6,727     4.3%   $3,348       4.2%
                                             ======    ====    ======    ====    ======      ====

ASSET/LIABILITY MANAGEMENT

     During the fiscal year, interest received on interest-earning assets, such as loans and securities, and interest paid on interest-bearing liabilities, such as deposits, were the Company's principal sources of revenue and expense, respectively. During periods of changing interest rates, if the rates on the Company's deposits rise more quickly than the rates on its loans, or if rates on loans fall more quickly than rates on deposits, the Company's earnings may be adversely affected. The Company's loans historically have had longer terms to maturity or repricing than its deposits. The Company, however, has sought to control the historic gap between the generally longer term of its interest-earning assets and the generally shorter-term of its interest-bearing liabilities, while continuing to satisfy its interest-rate spread objectives, by engaging in the following asset/ liability management strategies:

     - Shorter-Term, Fixed-Rate Loans. The Company originates 15-year term fixed-rate mortgage loans. It has been management's experience that the Company's interest rate risk on 15-year loans is mitigated by prepayments, which reduce the expected term of such loans. An additional advantage of these loans is the limited credit risk, because the loans allow borrowers to build equity in their homes quickly. Further, fixed-rate mortgage loans constitute only a portion of the Company's interest-earning assets.

     - Adjustable Rate Mortgage Loans. In an attempt to hedge against interest rate "risk" or "sensitivity", the Company began originating adjustable-rate mortgages ("ARM") in 1980. Adjustable rate loans were $79.6 million or 66.7% of the Company's gross loan portfolio, at June 30, 1996 and 77.6% of all mortgage loans originated and purchased during fiscal 1996 were adjustable rate loans. The Company's typical ARM is priced at 275 basis points over the one-year Treasury Bill rate, with an annual interest rate change cap of 200 basis points and a lifetime interest rate cap of 600 basis points over the initial loan interest rate.

     - Low-Cost Stable Deposits. The Company promotes passbook and statement accounts and transaction accounts, demand deposits, NOW accounts, Super NOW accounts, and money market accounts, in order to generate long-term banking relationships with customers, build low-cost deposits, and increase fee income. At June 30, 1996, the Company had 27% of its deposits in these accounts.

     Each of these strategies, and the Company's progress in controlling its exposure to interest-rate risk while satisfying its interest-rate spread objective, is regularly reviewed by management.

  Comparison of Year Ended June 30, 1996 and 1995

     Results of Operations

     General. Net earnings for the year ended June 30, 1996 were $1.4 million or $2.60 per share compared to $946,000 or $1.75 per share for fiscal 1995. The increase in net earnings for 1996 is attributable to an increase in noninterest income as well as a decrease in the provision for loan losses partially offset by an increase in the provision for income taxes.

     Interest Income. Interest on loans for the year ended June 30, 1996 increased $601,000 from that earned during the year ended June 30, 1995. The increase was due to an increase in the average balance of the loan portfolio from $112.1 million in fiscal 1995 to $115.6 million in fiscal 1996 and an increase in the average yield earned from 7.96% in fiscal 1995 to 8.25% during fiscal 1996.

     Interest on mortgage-backed securities decreased $535,000 from $1.4 million for fiscal 1995 to $911,000 for the year ended June 30, 1996. The decrease was primarily due to a decrease in the average balance during fiscal 1996. The average balance decreased from $20.3 million in fiscal 1995 to $13.0 million in fiscal 1996.

     Interest on investment securities increased $218,000 from $597,000 for the year ended June 30, 1995 to $815,000 for fiscal 1996. The increase was the result of a larger portfolio balance, partially offset by a decrease in the average yield earned on the portfolio during fiscal 1996.

     Other interest and dividends increased $160,000 from $216,000 for the year ended June 30, 1995, to $376,000 for the year ended June 30, 1996. The increase was a result of an increase in the average portfolio balance, partially offset by a slight decrease in the average yield earned on other interest-earning assets during fiscal 1996.

     Interest Expense. Interest expense on deposit accounts increased $526,000 during the year ended June 30, 1996, compared to the year ended June 30, 1995. The increase was the result of a higher average balance and an increase in the rate paid on deposits in fiscal 1996. The average balance on deposit accounts increased $3.7 million from $141.2 million in fiscal 1995 to $144.9 million for fiscal 1996. The average rate paid on deposit accounts increased from 4.64% for fiscal 1995 to 4.89% for fiscal 1996.

     Interest expense on Federal Home Loan Bank advances outstanding decreased $34,000 from $40,000 for the year ended June 30, 1995, to $6,000 for the year ended June 30, 1996. The decrease was primarily the result of a decrease in the average balance of Federal Home Loan Bank advances outstanding during fiscal 1996.

     Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management based upon historical experience, the volume and type of lending conducted by the Company, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Company's market area, and others factors related to the collectibility of the Company's loan portfolio. During fiscal 1996 the Company recorded a provision for loan losses of $75,000. The allowance for possible loan losses is maintained at a level which is considered by management to be adequate to absorb possible loan losses on existing loans that may become uncollectible. The Company will continue to monitor its allowance for possible loan losses and make future provisions to the allowance in consideration of the amount and types of loans in its portfolio and as economic conditions dictate. At June 30, 1996 management believes the allowance for loan losses of $723,000 is adequate.

     Noninterest Income. Noninterest income increased $572,000 during the year ended June 30, 1996, from fiscal 1995. The increase was primarily the result of gains recognized on the sales of securities of $335,000 and loan servicing of $208,000 in fiscal 1996, with no corresponding amounts in fiscal 1995.

     Noninterest Expense. Noninterest expense increased $23,000 during the year ended June 30, 1996 compared to fiscal 1995. The increase was primarily due to a loss on real estate operations of $68,000 during fiscal 1996 compared to a gain of $30,000 during fiscal 1995 and slight increases in federal insurance premiums and professional fees partially offset by slight decreases in other expenses and data processing.

     Income Tax Provision. The income tax provision for the year ended June 30, 1996, was $764,000 (an effective rate of 35.0%) compared to $509,000 for fiscal 1995 (an effective rate of 35.0%).

  Comparison of Year Ended June 30, 1995 and 1994

     Results of Operations

     General. Net earnings for the year ended June 30, 1995 were $946,000 or $1.75 per share compared to earnings before the cumulative effect of change in accounting principle of $623,000 or $1.15 per share for the year ended June 30, 1994. The increase was primarily attributable to an increase in noninterest income and net interest income partially offset by an increase in the provision for loan losses.

     Interest Income. Interest on loans increased $1.6 million from $7.3 million earned for the year ended June 30, 1994 to $8.9 million for the year ended June 30, 1995. The increase was primarily due to an increase in the average balance of the loan portfolio from $95.8 million in fiscal 1994 to $112.1 million in fiscal 1995.

     Interest on mortgage-backed securities decreased $105,000 from $1.6 million for the year ended June 30, 1994 to $1.5 million for the year ended June 30, 1995. This decrease was primarily due to a decrease in the average balance from $21.5 million in fiscal 1994 to $20.3 million in fiscal 1995.

     Interest on investment securities decreased $112,000 from $709,000 for the year ended June 30, 1994 to $597,000 for the year ended June 30, 1995. The decrease was a result of a decrease in the average portfolio balance from $11.1 million in fiscal 1994 compared to $9.3 million in fiscal 1995.

     Other interest and dividends increased $33,000 from $183,000 for the year ended June 30, 1994 to $216,00 for the year ended June 30, 1995. The increase was a result of an increase in the yield earned on other interest-earning assets partially offset by a $1.1 million decrease in the average portfolio balance.

     Interest Expense. Interest expense on deposit accounts increased $1.2 million to $6.6 million during the year ended June 30, 1995, compared to $5.4 million for the year ended June 30, 1994, as a result of an increase in the average deposit account balance from $130.5 million in 1994 to $141.2 million in 1995 and an increase in the average rate paid from 4.11% in fiscal 1994 to 4.64% in fiscal 1995.

     Interest expense on Federal Home Loan Bank advances was $40,000 for the year ended June 30, 1995 compared to $23,000 during the year ended June 30, 1994. The increase is due primarily to an increase in the average rate paid on Federal Home Loan Bank advances during fiscal 1995.

     Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management based upon historical experience, the volume and type of lending conducted by the Company, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Company's market area, and others factors related to the collectibility of the Company's loan portfolio. Based upon an increase in the loan portfolio, management increased the provision for loan losses to $300,000 for the year ended June 30, 1995 compared to $150,000 for the year ended June 30, 1994. The allowance for possible loan losses is maintained at a level which is considered by management to be adequate to absorb possible loan losses on existing loans that may become uncollectible. The Company will continue to monitor its allowance for possible loan losses and make future provisions to the allowance in consideration of the amount and types of loans in its portfolio and as economic conditions dictate. At June 30, 1995 management believes the allowance for loan losses of $783,000 is adequate.

     Noninterest Income. Noninterest income increased $471,000 during the year ended June 30, 1995, from the year ended June 30, 1994. The increase was due primarily to a $395,000 unrealized loss on investment and mortgage-backed securities held-for-sale in fiscal 1994 with no corresponding amount in fiscal 1995. The increase in fiscal 1995 was also due to an increase in gains recognized on the sale of loans of $177,000 offset by gains recognized on the sale of securities during fiscal 1994 of $189,000 with no corresponding amount in fiscal 1995.

     Noninterest Expense. Noninterest expense decreased $10,000. The decrease was a result of a $186,000 decrease in loan expense, primarily due to decreased loan origination activity, partially offset by an increase in compensation and benefits of $181,000 primarily due to regular merit salary increases.

     Income Tax Provision. The income tax provision for the year ended June 30, 1995 was $509,000 (an effective rate of 35%) compared to $305,000 (an effective rate of 33%) in fiscal 1994.

     Cumulative Effect of Change in Accounting Principle. On June 30, 1994 the Company adopted Statement of Financial Accounting Standards No. 115 and reclassified all securities as held-to-maturity which resulted in a $261,000 net of tax increase to earnings which is reflected as a cumulative effect change in accounting principle.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data herein have been prepared in accordance with generally accepted accounting principles, which require measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Since the primary assets and liabilities of the Company are monetary in nature, changes in the general level of prices for goods and services have a relatively minor impact on the Company's total expense. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Company. To the extent that interest rates and loan demand have moved with inflation, there has been an inflation-related impact on the net interest income of the Company.

FUTURE ACCOUNTING REQUIREMENTS

     FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS 122") which requires mortgage banking enterprises that acquire mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Mortgage banking enterprises include commercial banks and thrift institutions that conduct operations substantially similar to the primary operations of a mortgage banking enterprise. Management does not anticipate this Statement will have a material impact on the Company. This Statement is effective for the first six months of fiscal 1997. Although this Statement will be superseded effective December 31, 1996 by SFAS 125 discussed below, the major provisions of SFAS 122 described above are included in SFAS 125.

     In addition the FASB has issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring after December 31, 1996. Management does not anticipate SFAS 125 will have a material impact on the Company.

     The FASB has also issued Statement of Financial Accounting Standard No. 123 ("SFAS 123") which encourages employers to account for stock-based compensation awards based on their fair value at the date the awards are granted. The resulting compensation award would be shown as an expense on the consolidated statement of earnings. Entities can choose not to apply the new accounting method and continue to apply current accounting requirements, which generally result in no compensation cost for most fixed stock-option plans. Those that do so, however, will be required to disclose in the notes to the financial statements what net earnings and earnings per share would have been had they followed the Statement's accounting method. This Statement is effective for fiscal 1997. Management does not anticipate this Statement will have a material impact on the Company.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS, COMMON STOCK MARKET PRICES AND DIVIDENDS

                                                                      THREE MONTHS ENDED
                                                      ---------------------------------------------------
                                                      SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                                      -------------   ------------   ---------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FOR THE YEAR ENDED JUNE 30, 1996:
  Total interest income.............................     $ 2,921         $2,952       $ 2,858     $2,900
  Total interest expense............................       1,813          1,770         1,794      1,713
                                                          ------         ------        ------     ------
     Net interest income............................       1,108          1,182         1,064      1,187
  Provision for loan losses.........................          30             --            14         31
                                                          ------         ------        ------     ------
     Net interest income after provision for loan
       losses.......................................       1,078          1,182         1,050      1,156
  Total noninterest income..........................         286            563           466        305
  Total noninterest expense.........................         970            992           970        973
  Income taxes......................................         143            256           191        174
                                                          ------         ------        ------     ------
     Net earnings...................................     $   251         $  497       $   355     $  314
                                                          ======         ======        ======     ======
  Per share:
     Net earnings...................................     $   .46         $  .91       $   .65     $  .58
                                                          ======         ======        ======     ======
     Cash dividends declared........................     $   .04         $  .04       $   .04     $  .04
                                                          ======         ======        ======     ======
  Market price:
     Low............................................     $    13 1/2     $   18 1/2   $    20 1/4  $  21
     High...........................................          19 1/2         21            22         22 1/8
FOR THE YEAR ENDED JUNE 30, 1995:
  Total interest income.............................     $ 2,546         $2,737       $ 2,909     $2,995
  Total interest expense............................       1,461          1,590         1,727      1,820
                                                          ------         ------        ------     ------
     Net interest income............................       1,085          1,147         1,182      1,175
  Provision for loan losses.........................          75             75            75         75
                                                          ------         ------        ------     ------
     Net interest income after provision for loan
       losses.......................................       1,010          1,072         1,107      1,100
  Total noninterest income..........................         230            185           274        359
  Total noninterest expense.........................         922            935         1,025      1,000
  Income taxes......................................         111            112           125        161
                                                          ------         ------        ------     ------
     Net earnings...................................     $   207         $  210       $   231     $  298
                                                          ======         ======        ======     ======
  Per share:
     Net earnings...................................     $   .38         $  .39       $   .43     $  .55
                                                          ======         ======        ======     ======
     Cash dividends declared........................     $   .04         $  .04       $   .04     $  .04
                                                          ======         ======        ======     ======
  Market price:
     Low............................................     $     9 1/2     $    9 1/2   $    10 3/4  $  11 1/2
     High...........................................          10              9 3/4        11         15 1/2

     The Company's common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated
Quotation -- National Market System ("Nasdaq") under the symbol "FFML." The market price information showing above for fiscal years 1996 and 1995 is the closing prices, as reported by the NASDAQ for the common stock high and low closing sales prices. In June 1996, the Board of Directors of the Company declared a $.04 per share cash dividend to be paid in July, 1996. At June 30, 1996, the Company had 403 holders of record of common stock.

                             BUSINESS OF BANCGROUP

GENERAL

     BancGroup is a bank holding company registered under the BHCA. It was organized in 1974 under the laws of Delaware. BancGroup operates wholly owned commercial banking subsidiaries in the states of Alabama, Florida, Georgia and Tennessee, each under the name "Colonial Bank". Colonial Bank conducts a full service commercial banking business in the state of Alabama through 110 banking offices. In Tennessee, Colonial Bank conducts a general commercial banking business through three offices. In Georgia, BancGroup's federal savings bank, Colonial Bank, FSB, operates through four offices in the Atlanta, Georgia area, and its commercial bank subsidiary, Colonial Bank, operates seven branches in Lawrenceville, Georgia. In Florida, Colonial Bank operates eight branches in the Orlando area. Colonial Mortgage Company, a subsidiary of Colonial Bank, is a mortgage banking company which services approximately $10 billion in residential loans and which originates mortgages in 29 states through 6 regional offices. BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (22%) and residential real estate loans (49%), a significant portion of which is located within the State of Alabama. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans. The lending activities of Colonial Bank in Alabama are dependent upon the demands within the local markets of its branches. Based on this demand, loans collateralized by commercial and residential real estate have been the fastest growing component of Colonial Bank's loan portfolio.

PROPOSED AFFILIATE BANKS

     BancGroup has entered into a definitive agreement dated as of July 19, 1996, to acquire Tomoka Bancorp, Inc. ("Tomoka"). Tomoka is a Florida corporation and is a holding company for Tomoka State Bank located in Ormond Beach, Florida. Tomoka will merge with BancGroup and following such merger Tomoka State Bank will merge with BancGroup's existing bank subsidiary in Orlando, Colonial Bank. Based on the market price of BancGroup Common Stock as of September 19, 1996, a total of 377,430 shares of BancGroup Common Stock would be issued to the stockholders of Tomoka. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the merger. This transaction is subject to, among other things, approval by the stockholders of Tomoka and approval by appropriate regulatory authorities. At June 30, 1996, Tomoka had assets of $72.7 million, deposits of $64.2 million and stockholders' equity of $5.9 million.

     BancGroup has entered into a definitive agreement dated as of September 12, 1996, to acquire D/W Bankshares, Inc. ("Bankshares"). Bankshares is a Georgia corporation and is a holding company for Dalton/Whitfield Bank & Trust located in Dalton, Georgia. Bankshares will merge with BancGroup and following such merger Bankshares' subsidiary bank will merge with BancGroup's existing bank subsidiary in Lawrenceville, Georgia, Colonial Bank. Based on the market price of BancGroup Common Stock as of September 19, 1996, a total of 547,672 shares of BancGroup Common Stock would be issued to the stockholders of Bankshares. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the merger. This transaction is subject to, among other things, approval by the stockholders of Bankshares and approval by appropriate regulatory authorities. At June 30, 1996, Bankshares has assets of $139.7 million, deposits of $126.1 million and stockholders' equity of $10.4 million.

     BancGroup has signed a letter of intent dated September 11, 1996, to acquire Jefferson Bancorp, Inc. ("Jefferson"). Jefferson is a Florida corporation and is a holding company for Jefferson Bank of Florida located in Miami Beach, Florida. Jefferson will merge with BancGroup and following such merger Jefferson Bank of Florida will merge with BancGroup's existing bank subsidiary in Orlando, Colonial Bank. Based on the market price of BancGroup Common Stock as of September 19, 1996, a total of 2,055,531 shares of BancGroup Common Stock would be issued to the stockholders of Jefferson. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the merger subject to a maximum of 2,349,202 shares and a minimum of 1,861,056 shares to be issued. This transaction is subject to, among other things, approval by the stockholders of Jefferson and approval by appropriate regulatory authorities. At June 30, 1996, Jefferson has assets of $440.2 million, deposits of $386.3 million and stockholders' equity of $36.3 million.

     BancGroup has signed a letter of intent dated September 20, 1996, to acquire Fort Brooke Bancorporation ("Fort Brooke"). Fort Brooke is a Florida corporation and is a holding company for Fort Brooke Bank located in Tampa, Florida. Fort Brooke will merge with BancGroup and following such merger Fort Brooke Bank will merge with BancGroup's existing bank subsidiary in Orlando, Colonial Bank. Based on the market price of BancGroup Common Stock as of September 19, 1996, a total of 904,037 shares of BancGroup Common Stock would be issued to the stockholders of Fort Brooke. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the merger subject to a maximum of 990,207 shares and a minimum of 812,471 shares to be issued. This transaction is subject to, among other things, approval by the stockholders of Fort Brooke and approval by appropriate regulatory authorities. At June 30, 1996, Fort Brooke has assets of $185.7 million, deposits of $163.5 million and stockholders' equity of $16.3 million.

     See "THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES -- Condensed Pro Forma Statements of Condition (Unaudited)."

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

     As of September 19, 1996, BancGroup had issued and outstanding 16,296,558 shares of BancGroup Common Stock with 5,914 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 767,571 shares of BancGroup Common Stock were subject to issue upon exercise of options pursuant to BancGroup's stock option plans and up to 277,177 shares of BancGroup Common Stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 44,000,000 shares of BancGroup Common Stock authorized.

     On February 21, 1995, BancGroup concluded a reclassification of its Class A and Class B Common Stock into one class of Common Stock. The reclassification was approved by BancGroup's stockholders on December 8, 1994. On February 24, 1995, the Common Stock of BancGroup was listed for trading on the NYSE.

     The following table shows those persons who are known to BancGroup to be beneficial owners as of September 19, 1996, of more than five percent of BancGroup's outstanding Common Stock.

                                                                                     PERCENTAGE
                                                                                      OF CLASS
                        NAME AND ADDRESS                          COMMON STOCK     OUTSTANDING(1)
----------------------------------------------------------------  ------------     --------------
Robert E. Lowder(2).............................................    1,437,409(3)        8.43%
  Post Office Box 1108
  Montgomery, AL 36101
James K. Lowder.................................................    1,099,649           6.45
  Post Office Box 250
  Montgomery, AL 36142
Thomas H. Lowder................................................    1,073,053           6.29
  Post Office Box 11687
  Birmingham, AL 35202

---------------

(1) Percentages are calculated assuming the issuance of 767,571 shares of Common Stock pursuant to BancGroup's stock option plans.
(2) Robert E. Lowder is the brother of James K. and Thomas H. Lowder. Robert E. Lowder disclaims any beneficial ownership interest in the shares owned by his brothers. Robert E. Lowder's mother, Catherine K. Lowder, owns 85,442 shares of Common Stock. Mr. Lowder disclaims any beneficial interest in such shares.
(3) Includes 90,510 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding Common Stock of BancGroup beneficially owned as of September 19, 1996.

                                                                                     PERCENTAGE
                                                                                      OF CLASS
                            NAME                              COMMON STOCK         OUTSTANDING(1)
------------------------------------------------------------  ------------         --------------
DIRECTORS
Young J. Boozer.............................................        7,146(2)           *
William Britton.............................................        6,808              *
Jerry J. Chesser............................................       73,295              *
Augustus K. Clements, III...................................        9,476
Robert S. Craft.............................................        5,997              *
Patrick F. Dye..............................................       18,980(3)           *
Clinton O. Holdbrooks.......................................      145,932(4)           *
D. B. Jones.................................................       10,064(5)           *
Harold D. King**............................................       77,729              *
Robert E. Lowder**..........................................    1,437,409(6)             8.43%
John Ed Mathison............................................       14,227              *
Milton E. McGregor..........................................            0              *
John C. H. Miller, Jr.......................................       15,243(7)           *
Joe D. Mussafer.............................................       10,000              *
William E. Powell, III......................................        6,959              *
Donald J. Prewitt***........................................       88,544(8)           *
Jack H. Rainer..............................................        1,345              *
Frances E. Roper............................................      182,034                1.07
Ed V. Welch.................................................       14,825              *
EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Young J. Boozer, III........................................       22,914(2)(9)        *
W. Flake Oakley, IV.........................................       16,808(9)           *
Michael R. Holley...........................................       21,337(9)           *
All Executive Officers and Directors as a Group.............    2,187,008(10)           12.82

---------------

   * Represents less than one percent.
  ** Executive Officer.
 *** Mr. Prewitt was added as a director by resolution of the BancGroup Board on July 17, 1996. Mr. Prewitt was the Chairman of the Board of Southern Banking Corporation, Orlando, Florida, which combined with BancGroup on July 3, 1996. Mr. Prewitt is a real estate developer and is president of his own company, Land Sales of Central Florida, Inc., located in Orlando. Mr. Prewitt is also a director of Colonial Bank, Orlando.
 (1) Percentages are calculated assuming the issuance of 767,571 shares of Common Stock pursuant to BancGroup's stock option plans.
 (2) Includes 500 shares of Common Stock out of 1,000 shares owned by Young J. Boozer, and Young J. Boozer, III EX U/W Phyllis C. Boozer.
 (3) Includes 17,980 shares of Common Stock subject to options exercisable under BancGroup's stock option plans.
 (4) Includes 12,262 shares of Common Stock subject to options under BancGroup's stock option plans, and 39,499 shares over which Mr. Holdbrooks serves as trustee.
 (5) Mr. Jones holds power to vote these shares as trustee.
 (6) These shares include 90,510 shares of Common Stock subject to options under BancGroup's stock option plans. See the table at "Voting Securities and Principal Stockholders."
 (7) Includes 5,000 shares subject to options.

 (8) Includes 35,504 shares subject to stock options.
 (9) Young J. Boozer, III, Michael R. Holley, and W. Flake Oakley, IV, hold options respecting 12,500, 10,000, and 8,000 shares of Common Stock, respectively, pursuant to BancGroup's stock option plans.
(10) Includes shares subject to options.

MANAGEMENT INFORMATION

     Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 1995, at items 10, 11, and 13 and is incorporated herein by reference.

CERTAIN REGULATORY CONSIDERATIONS

     BancGroup is a registered bank holding company subject to supervision and regulation by the Federal Reserve. As such, it is subject to the BHCA and many of the Federal Reserve's regulations promulgated thereunder. It is also subject to regulation by the OTS, as a savings and loan holding company, and by the Georgia Department of Banking and Finance.

     BancGroup's subsidiary banks (the "Subsidiary Banks") are subject to supervision and examination by applicable federal and state banking agencies. The deposits of the Subsidiary Banks are insured by the FDIC to the extent provided by law. The FDIC assesses deposit insurance premiums the amount of which may, in the future, depend in part on the condition of the Subsidiary Banks. Moreover, the FDIC may terminate deposit insurance of the Subsidiary Banks under certain circumstances. Both the FDIC and the respective state regulatory authorities have jurisdiction over a number of the same matters, including lending decisions, branching and mergers.

     One limitation under the BHCA and the Federal Reserve's regulations requires that BancGroup obtain prior approval of the Federal Reserve before BancGroup acquires, directly or indirectly, more than five percent of any class of voting securities of another bank. Prior approval also must be obtained before BancGroup acquires all or substantially all of the assets of another bank, or before it merges or consolidates with another bank holding company. BancGroup may not engage in "non-banking" activities unless it demonstrates to the Federal Reserve's satisfaction that the activity in question is closely related to banking and a proper incident thereto. Because BancGroup is a registered bank holding company, persons seeking to acquire 25 percent or more of any class of its voting securities must receive the approval of the Federal Reserve. Similarly, under certain circumstances, persons seeking to acquire between 10 percent and 25 percent also may be required to obtain prior Federal Reserve approval.

     In 1989 Congress expressly authorized the acquisition of savings associations by bank holding companies. BancGroup must obtain the prior approval of the Federal Reserve and the OTS (among other agencies) before making such an acquisition and must demonstrate that the likely benefits to the public of the proposed transaction (such as greater convenience, increased competition, or gains in efficiency) outweigh potential burdens (such as an undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices).

     Following enactment in 1991 of the FDIC Improvement Act, banks now are subject to increased reporting requirements and more frequent examinations by the bank regulators. The agencies also now have the authority to dictate certain key decisions that formerly were left to management, including compensation standards, loan underwriting standards, asset growth, and payment of dividends. Failure to comply with these new standards, or failure to maintain capital above specified levels set by the regulators, could lead to the imposition of penalties or the forced resignation of management. If a bank becomes critically undercapitalized, the bank agencies have the authority to place an institution into receivership or require that the bank be sold to, or merged with, another financial institution.

     In September 1994 Congress enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. This legislation, among other things, amended the BHCA to permit bank holding companies, subject to certain limitations, to acquire either control or substantial assets of a bank located in states other than that bank holding company's home state regardless of state law prohibitions. This legislation became effective on September 29, 1995. In addition, this legislation also amended the Federal Deposit Insurance Act to permit, beginning on June 1, 1997 (or earlier where state legislatures provide express authorization), the merger of insured banks with banks in other states.

     The officers and directors of BancGroup and the Subsidiary Banks are subject to numerous insider transactions restrictions, including limits on the amount and terms of transactions involving the Subsidiary Banks, on the one hand, and their principal stockholders, officers, directors, and affiliates on the other. There are a number of other laws that govern the relationship between the Subsidiary Banks and their customers. For instance, the Community Reinvestment Act is designed to encourage lending by banks to persons in low and moderate income areas. The Home Mortgage Disclosure Act and the Equal Credit Opportunity Act attempt to minimize lending decisions based on impermissible criteria, such as race or gender. The Truth-in-Lending Act and the Truth-in-Savings Act require banks to provide full disclosure of relevant terms related to loans and savings accounts, respectively. Anti-tying restrictions (which prohibit, for instance, conditioning the availability or terms of credit on the purchase of another banking product) further restrict the Subsidiary Banks' relationships with their customers.

     On September 30, 1996, Congress passed and the President signed a continuing resolution which directed the FDIC to set a one-time special assessment on SAIF-insured deposits in an amount sufficient to capitalize the Savings Association Insurance Fund ("SAIF") at the reserve level previously mandated by statute. The FDIC Board met on October 8, 1996, and set this special assessment at $0.657 per $100 of SAIF-insured deposits. Though the special assessment applies to SAIF-insured deposits, the special assessment, under the legislation enacted into law on September 30, 1996, will not be applied to 20% of those SAIF-insured deposits held be certain so-called Oakar and Sasser institutions. Thus, the special assessment's effective rate with respect to the SAIF-insured deposits in such institutions will be $0.525 per $100 of their SAIF-insured deposits. In addition, the legislation enacted by Congress provides that the annual $800-million FICO bond service will be shared by both BIF-insured institutions and SAIF-insured institutions. Prior to this legislation, this bond service was the obligation of SAIF members only. This sharing of the FICO bond service obligation, coupled with the capitalization of SAIF to the mandatory reserve level, will cause the regular SAIF deposit insurance premium rate to fall from $0.23 per $100 of SAIF-insured deposits to under $0.07, assuming the SAIF does not incur any large losses which would necessitate recapitalization of the Fund. The regular BIF deposit insurance premium rate will be under $0.02 per $100 of BIF-insured deposits. The differential between BIF and SAIF caused by the FICO bond service will terminate on December 31, 1999, after which time the FICO bond service will be divided on a strictly pro rata basis and SAIF and BIF rates will be equal unless one of the deposit insurance funds requires recapitalization. BIF and SAIF premium rates will be approximately $0.024 per $100 of deposits after December 31, 1999. In the event of a merger of the thrift and bank charters, the differential could be eliminated prior to December 31, 1999. The legislation also provides for a merger of SAIF and BIF if charter merger occurs. Such a merger of the funds, assuming a merger of the charters has taken place, would occur on January 1, 1999. BancGroup's subsidiary banks hold deposits which are insured by both SAIF and BIF. The SAIF-insured deposits in all of BancGroup's subsidiary institutions totals approximately $850 million, before adjusting for certain allowances such as the 20 percent discount referenced above, which would be subject to the special assessment.

     It should be noted that supervision, regulation, and examination of BancGroup and the Subsidiary Banks are intended primarily for the protection of depositors, not stockholders.

                            BUSINESS OF FIRST FAMILY

GENERAL

     First Family became the holding company for First Family Bank, f.s.b. (collectively, the "Company") on November 9, 1994. First Family operates as a unitary savings and loan holding company. First Family's only activity is the operations of the Bank. On November 8, 1994, the Bank's stockholders approved an Agreement and Plan of Reorganization under which the Bank became a wholly owned subsidiary of First Family. Following the Reorganization the Bank's stockholders exchanged their common shares for shares of First Family. As a result, all of the previously issued 540,000 shares of $1.00 par value common stock of the Bank were exchanged for 540,000 shares of the $.01 par value common shares of First Family and all of the options to purchase Bank shares were converted to options to acquire First Family shares.

BANK

     The Bank, was chartered and initially commenced operations in 1935 as a federal mutual savings and loan association under the name First Federal Savings and Loan Association of Eustis. On October 22, 1992, the Bank converted to a capital stock savings bank and changed its name to First Family Bank, fsb. The Bank's deposits are federally insured and the Bank is a member of the Federal Home Loan Bank ("FHLB") System.

PRIMARY SERVICES AREA -- OFFICES

     The Company's corporate office is located in Eustis, Florida, which is located approximately 35 miles Northwest of Orlando, Florida, and its telephone number is (352) 357-4171. The Company operates six full-service branches one each in Eustis, Leesburg, Tavares, Mount Dora, Umatilla and Lady Lakes. The Company considers its primarily market area for lending and savings activities to be Lake County. To a lesser extent, the Company also serves the rest of the Central Florida area, including Orange, Seminole, Polk, Volusia, Marion, Sumter, and Osceola Counties. At June 30, 1996, the Company had total consolidated assets of $155.9 million, deposits accounts of $143.4 million and stockholders' equity of $9.2 million.

     The following table sets forth, for the indicated periods, certain ratios reflecting the profitability of the Company.

                                                                           YEAR ENDED JUNE 30,
                                                                          ---------------------
                                                                          1996    1995    1994
                                                                          -----   -----   -----
Return on average assets (net earnings divided by average total
  assets)...............................................................    .91%    .63%    .63%
Return on average equity (net earnings divided by average equity).......  16.98   12.81   13.46
Average equity-to-average assets ratio (average equity divided by
  average total assets).................................................   5.36    4.87    4.71

     The Company is primarily engaged in soliciting deposits from the general public and investing such deposits, together with other sources of funds, in loans secured primarily by residential real estate. To a lesser extent, the Company invests its funds in commercial loans, primarily loans that are government guaranteed by the Small Business Administration ("SBA"), Rural Development Program loans, guaranteed by the U.S. Agricultural Department and consumer loans. The Company also invests funds in securities.

     Commercial and consumer loans usually earn a higher rate of interest than the first mortgage home loans, and management believes this type of lending will improve its interest margin without material increases in risk. These types of loan originations will also help the Company attract additional checking and other low cost deposit accounts which management believes are a key element in building customer banking relationships.

     The principal sources of funds for the Company's lending activities traditionally have been deposits, sales and repayments of loans and earnings from operations. In addition, the Company has also utilized advances from the FHLB of Atlanta as a secondary source of funds. Principal sources of income are interest and fees on loans, fees on transaction accounts and other activities, and interest and dividends on securities. The Company's principal costs are interest paid on deposits and operating expenses.

     The Company experiences substantial competition in attracting and retaining deposits and in making mortgage and other loans. The primary factors associated with competing for savings deposits are interest rates, the range of financial services offered, convenience of office locations, and flexible office hours. Direct competition for savings deposits comes from commercial banks, savings institutions, and credit unions as well as other businesses such as securities brokerage firms and mutual funds, many of which are larger and have substantially greater resources than the Company. Most of the Company's competition is concentrated in Lake County, where the Company competes directly with several branch offices of large regional commercial banking concerns, including Sun Bank, Barnett Bank, First Union, SouthTrust and NationsBank. The primary factors in competing for loans are interest rates, loan origination fees, and the range of lending services offered. Direct competition for origination of first mortgage loans normally comes from mortgage brokers, mortgage lenders, commercial banks, savings institutions, insurance companies, and other lending institutions located both within and outside the Company's market area.

     The competitive environment created by federal legislation and deregulation since the 1980's gives savings institutions that comply with their regulatory capital requirements the opportunity to compete in many areas previously reserved for other types of financial institutions, mainly commercial banks. Broader powers have increased the cost and risk of doing business for all depository institutions in the Company's market area. The competition among savings institutions, commercial banks and other financial institutions has increased significantly and will continue to do so. Competition may also increase as a result of the continuing reduction in the effective restrictions on the interstate operations of financial institutions and by the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which allow bank holding companies to acquire savings institutions.

LENDING ACTIVITIES

     General. At June 30, 1996, the Company's net loan portfolio totaled $114.2 million or 73.3% of the Company's total assets. The Company concentrates its loan origination activities on conventional loans secured by first mortgages on residences for between one and four families ("single-family residences"). To a lesser extent, The Company also makes loans secured by second mortgages on single-family residences. The Company makes commercial, commercial SBA and consumer loans to the extent there is a demand in the market area which is serves. The Company also makes 30-year and 15-year adjustable and fixed-rate mortgage loans. It has been management's experience that the Company's interest rate risk on 15-year loans is mitigated by prepayments, which reduce the expected term of such loans. An additional advantage of the 15-year loans is the limited credit risk, since the loans allow borrowers to build equity in their homes quickly. The Company expects to continue concentrating its loan origination activities on residential and consumer loans secured by single-family residences in the Company's market area for the foreseeable future. It is the Company's current policy not to consider loans in excess of $250,000 without prior Board approval.

     The following table sets forth the composition of the Company's loan portfolio by type of loan and type of security at the dates indicated.

                                                              AT JUNE 30,
                                    ----------------------------------------------------------------
                                           1996                   1995                   1994
                                    ------------------     ------------------     ------------------
                                     AMOUNT       %         AMOUNT       %         AMOUNT       %
                                    --------   -------     --------   -------     --------   -------
                                                            ($ IN THOUSANDS)
Type of Loan:
  Conventional real estate loans:
     Residential construction
       loans......................  $  8,195      6.87%    $  7,953      6.76%    $  9,073      8.42%
     Loans on existing property...   102,337     85.75       98,752     83.94       88,291     81.96
  Consumer........................     8,688      7.27       10,712      9.10       10,132      9.41
  Commercial, other than
     mortgage.....................       130       .11          231       .20          221       .21
                                    --------   -------     --------   -------     --------   -------
          Total...................   119,350    100.00%     117,648    100.00%     107,717    100.00%
                                               =======                =======                =======
Less:
  Loans in process................  $ (4,545)              $ (2,939)              $ (4,952)
  Discounts and other.............        85                    129                    (79)
  Loan loss allowance.............      (723)                  (783)                  (523)
                                    --------               --------               --------
          Total, net..............  $114,167               $114,055               $102,163
                                    ========               ========               ========
Type of Security:
  Residential real estate:
     Single-family................  $ 94,825     79.45%    $ 92,730     78.82%    $ 82,835     76.90%
     Multi-family.................     2,541      2.13        2,965      2.52        5,892      5.47
  Commercial real estate..........    13,166     11.03       11,010      9.38        8,637      8.02
  Consumer and other loans:
     Manufactured housing loans...     3,145      2.63        3,868      3.28        5,020      4.66
     Home equity and second
       mortgage loans.............     4,528      3.79        5,346      4.53        4,019      3.73
     Deposit account loans........       401       .35          322       .27          331       .31
     Automobile...................       290       .24          358       .30          365       .34
     Other consumer...............       324       .27          818       .70          397       .36
     Commercial, other than
       mortgage...................       130       .11          231       .20          221       .21
                                    --------   -------     --------   -------     --------   -------
          Total...................  $119,350    100.00%    $117,648    100.00%    $107,717    100.00%
                                    ========               ========               ========
Less:
  Loans in process................  $ (4,545)              $ (2,939)              $ (4,952)
  Discounts and other.............        85                    129                    (79)
  Loan loss reserve...............      (723)                  (783)                  (523)
                                    --------               --------               --------
     Total, net...................  $114,167               $114,055               $102,163
                                    ========               ========               ========

     Loan Origination. The Company's primary lending activity consists of the origination or purchases of single-family residential loans secured by property throughout the State of Florida. At June 30, 1996, the Company had $94.8 million of single-family residential loans, which constituted 97.4% of its residential real estate loans and 79.5% of its gross loans. The Company makes single-family residential loans with either fixed or adjustable interest rates. At June 30, 1996, $35.1 million or 37.0% of the Company's single-family residential loans had fixed rates, and $59.7 million or 63.0%, had adjustable rates. The Company also makes single-family residential construction loans. At June 30, 1996, the Company had $8.2 million of such loans which are included in the total of single-family residential loans.

     Generally long-term, fixed-rate loans originated by First Family are originated with documentation and in accordance with other agency guidelines so that they are saleable in the secondary loan market. Such loans are originated with terms not exceeding 30 years and are amortized on a monthly basis with payments of principal and interest due each month.

     The Company also offers Adjustable Rate Mortgage ("ARM") loans secured by single-family residences with terms of up to 30 years. The various types of loans have one or three year adjustment periods and are generally adjusted based on the one or three-year United States Treasury constant maturity securities index. The Company's typical ARM loan is priced at 287.5 basis points over the one-year Treasury Bill rate, with an annual interest rate change cap of 200 basis points and a lifetime interest rate cap of 600 basis points over the initial loan interest rate. ARM loans assist the Company in its asset/liability management by reducing its exposure to increases in interest rates more than if it held only fixed-rate residential loans.

     However, there are certain credit risks to the Company resulting from making loans at rates below the fully indexed rate and from the potential increased cost to the borrower as a result of the repricing of the loans. It is possible that during periods of rising interest rates, the risk of default on ARM loans may increase because of the increased cost to the borrower. In order to reduce this risk, the Company underwrites the loans at the fully indexed rate. Moreover, the inclusion of annual and lifetime caps on ARM loans reduces the extent to which ARM loans can help to protect the Company against interest rate risk.

     The maximum loan-to-value ratio on the Company's owner-occupied single-family residential loans is 95% of the market value of the residences and 75% if the loan is to refinance an existing loan on an existing owner-occupied residence. In either case, the loan amount over 80% is generally covered by private mortgage insurance. For loans secured by nonowner-occupied residences, the maximum loan-to-value ratio is 80%. All residential loans have due-on-sale clauses, which provide that the loan must be repaid upon the sale or transfer of the security property, unless the purchaser of the property meets the Company's credit criteria for such loans.

     Prior to FDICIA, federal regulations permitted federally chartered savings institutions to make secured and unsecured consumer loans up to 30% of an institution's assets. In addition, a federal savings institution has separate lending authority, apart from the 30% category for certain types of consumer loans, such as manufactured housing loans, home equity loans, home improvement loans, and loans secured by deposit accounts. FDICIA increased authorized consumer loans from 30% to 35% of an institution's assets. Management considers consumer lending to be an important component of its future strategic plan. The Company originates consumer loans in order to provide a wide range of financial services to its customers and thereby create stronger ties to its customers and because the shorter-term and normally higher interest rates on such loans help the Company increase the sensitivity of its interest-earning assets to changes in interest rates and maintain a profitable spread between its average loan yield and its costs of funds. The terms of the consumer loans generally range from one to ten years. The Company's underwriting standards for consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount. The Company underwrites and originates the majority of its consumer loans internally, which management believes limits exposure to credit risks relating to loans underwritten or purchased from brokers or other outside sources.

     Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by assets that depreciate rapidly, such as automobiles. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by the borrower against the Company as the holder of the loan, and a borrower may be able to assert claims and defenses which it has against the seller of the underlying collateral.

     Commercial loans may be significantly impacted by the local economic environment and may be subject to a greater extent to adverse conditions in the economy generally. To minimize the Company's risk, the Company ensures that these loans have adequate collateral, positive cash flow to cover operating expenses and debt service payments, and that the borrowers have substantial experience. In underwriting these loans, consideration is given to the borrower's operating history, future operating projections, and reputation in the local and regional markets, as well as, the location and physical condition of the collateral. Underwriting analysis also includes credit checks and a complete review of the financial condition of the borrowers. When real estate is involved a narrative appraisal report is required to substantiate property values for all real estate securing the loan. These appraisals are reviewed by the Company's lending personnel prior to the closing of the loans. The vast majority of this lending is done through government programs providing additional safety.

     At June 30, 1996, the Company's consumer loans totaled $8.7 million, or 7.3% of the Company's gross loans. The Company's consumer loans include manufactured housing loans, home equity and second mortgages, loans secured by deposit accounts, automobile loans, and other consumer loans. The largest category of consumer loans at June 30, 1996 was home equity and second mortgage loans which totaled $4.5 million and constituted 52.1% of the Company's consumer and other loan portfolio. The home equity loans are secured by single-family residences and are limited to a maximum of 100% of appraised value, less any current liens. The Company's commercial, other than mortgage, loans totaled $130,000, or .1% of the Company's gross loans and consist primarily of secured and unsecured loans to local businesses.

     At June 30, 1996, the Company held $2.5 million, or 2.1% of its gross loans, in multi-family real estate loans and $13.1 million, or 11.0% of its gross loans, in commercial real estate loans. Multi-family real estate loans are collateralized primarily by garden-style apartments located in Florida. Commercial real estate loans are secured primarily by office and retail business properties.

     The Company's multi-family and commercial real estate loans were originated with loan-to-value ratios not exceeding 80% of the appraised value of the properties; provided, however, that multi-family loans could exceed 80% of the appraised value of the properties if the excesses were fully secured by deposits at the Company. The maximum amortization term was 30 years, but at June 30, 1996 the average remaining term of the Company's multi-family and commercial real estate loan portfolio was approximately 14 years.

     Loans secured by multi-family and commercial real estate are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by multi-family and commercial property depend to a large degree on results of operations and management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. See "Mortgage Banking Activities, Loan Purchases, and Sales," below.

     Mortgage Banking Activities, Loan Purchases, and Sales. Most of the loans in the Company's portfolio have been originated by the Company. Since 1985, it has been the Company's policy to underwrite most residential mortgage loans in accordance with Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") standards so that they are eligible for sale in the secondary market. There have been specific circumstances when the Company has elected to sell loans from its portfolio.

     In addition to originating home loans for its own portfolio, the Company has originated home loans for correspondents and has sold loans to government entities. Loan sales usually generate fee income and loan servicing income for the Company. At the present time most loans not retained in portfolio are sold, servicing-released, to other private investors. The Company plans to sell more loans directly to the FHLMC and FNMA, while retaining servicing rights on the loans. The Company purchases loans that meet its underwriting guidelines to supplement its own originations.

     Loan Commitments. In making home mortgage loans, the Company does not normally charge a commitment fee. As part of the loan application, the borrower pays the Company for its out-of-pocket costs in processing the application, such as the cost of appraisal, whether or not the borrower closes the loan. The interest rate charged is normally the prevailing rate at the time the loan application is approved.

     Income from Loan Activities. Interest rates charged by the Company on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage-loan interest rates reflect factors such as general interest rate levels, the supply of money available to the Company and the demand for such loans. These factors are, in turn, affected by general economic conditions, the monetary policies of the federal government, including the Federal Reserve Board, the general supply of money in the economy, tax policies and governmental budget matters.

     The Company receives fees for servicing loans sold to others. These fees generally are a percentage of the balance of the loans being serviced. At June 30, 1996 the Company was servicing $14.7 million of loans for others. The Company recognized $120,000, $74,000 and $47,000 of income from servicing loans in the years ended June 30, 1996, 1995 and 1994, respectively. See Note 5 of the Notes to Consolidated Financial Statements.

     The Company also receives fees in connection with loan commitments and originations, loan modifications, late payments, changes of property ownership and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans originated, sold and purchased, which in turn are dependent on prevailing mortgage interest rates and their effect on the demand for loans in the markets served by the Company. The Company usually sets its loan interest rates and fees whereby approximately 3/4% to 1 1/2% of the principal amount is earned in fees when home loan originations are sold to other investors.

     The following table sets forth certain information at June 30, 1996 regarding loans in the Company's portfolio based upon their contractual terms to maturity. Demand loans, loans having no schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

                         DUE DURING   DUE AFTER    DUE AFTER    DUE AFTER    DUE AFTER    DUE AFTER
                          THE YEAR    1 THROUGH    2 THROUGH    3 THROUGH    5 THROUGH    10 THROUGH   DUE AFTER
                           ENDING      2 YEARS      3 YEARS      5 YEARS      10 YEARS     15 YEARS     15 YEARS
                          JUNE 30,    AFTER JUNE   AFTER JUNE   AFTER JUNE   AFTER JUNE   AFTER JUNE   AFTER JUNE
                            1997       30, 1996     30, 1996     30, 1996     30, 1996     30, 1996     30, 1996     TOTAL
                         ----------   ----------   ----------   ----------   ----------   ----------   ----------   --------
                                                                   (IN THOUSANDS)
Real estate mortgage
  loans................   $  2,340      $2,033       $2,372       $5,415      $ 15,071     $ 22,444     $ 52,662    $102,337
Real estate
  construction.........      8,119          76           --           --            --           --           --       8,195
Consumer loans.........        775         132          263          230         1,150        3,449        2,689       8,688
Commercial, other than
  mortgage.............         25          --           --           --           105           --           --         130
                           -------      ------       ------       ------       -------      -------      -------    --------
         Total.........   $ 11,259      $2,241       $2,635       $5,645      $ 16,326     $ 25,893     $ 55,351    $119,350
                           =======      ======       ======       ======       =======      =======      =======    ========

     Of the $108.1 million in loans due after 1997, 39% of such loans have fixed interest rates and 61% have adjustable interest rates.

     Nonperforming Loans, Restructured Loans, and Foreclosed Property. The following table sets forth information with respect to the Company's nonperforming assets as of the date indicated.

                                                                              AT JUNE 30,
                                                                          --------------------
                                                                          1996   1995    1994
                                                                          ----   ----   ------
                                                                             (IN THOUSANDS)
Loans accounted for on a nonaccrual basis:
  Real estate mortgage:
     Single-family residential..........................................  $272   $212   $  276
     Multi-family and commercial........................................   403     --       --
     Consumer and other loans...........................................    10     --       --
                                                                          ----   ----   ------
          Total.........................................................   685    212      276
                                                                          ----   ----   ------
Accruing loans which are contractually past due 90 days or more:
     Single-family residential..........................................    --     --       --
                                                                          ----   ----   ------
          Total.........................................................    --     --       --
                                                                          ----   ----   ------
  Total of nonaccrual and 90 days past due loans........................  $685   $212   $  276
                                                                          ====   ====   ======
  Percentage of total loans.............................................   .57%   .18%     .26%
                                                                          ====   ====   ======
Other nonperforming assets(1)...........................................  $108   $768   $  917
                                                                          ====   ====   ======
Total nonperforming assets..............................................  $793   $980   $1,193
                                                                          ====   ====   ======
Percentage of total assets..............................................   .51%   .62%     .84%
                                                                          ====   ====   ======

---------------

(1) Other nonperforming assets represent property acquired by the Company through foreclosure or repossession.

     Interest on the nonaccruing loans that would have been reported as income for the years ended June 30, 1996, 1995 and 1994 had the loans been fully accruing, totaled approximately $32,000, $16,000, and $22,000, respectively, of which approximately $8,000, $6,000 and $12,000, were received during the years ended June 30, 1996, 1995 and 1994, respectively.

     Loan Impairment and Losses. On July 1, 1995, the Company adopted Statements of Financial Accounting Standards No. 114 and 118 ("SFAS 114 and 118"). These Statements address the accounting by creditors for impairment of certain loans. The Statements generally require the Company to identify loans for which the Company probably will not receive full repayment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Company has implemented the Statements by modifying its review of the adequacy of the allowance for loan losses to also identify and value impaired loans in accordance with guidance in the Statements.

     Asset Classification. Federal regulations require each savings institution to classify its assets on a regular basis. In addition, in connection with examinations of such savings institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: substandard, doubtful and loss. An asset is classified "substandard" if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. An asset is classified as "doubtful" if full collection is highly questionable or improbable. An asset is classified as "loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. Assets classified as substandard or doubtful require the savings institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the savings institution must either establish specific allowances for loan losses in the amount of the portion of the asset classified as loss, or charge off such amount. Federal examiners may disagree with the savings institution's classifications and amounts reserved. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the OTS District Director. Classified assets totaled $947,000 at June 30, 1996 of which $943,000 were substandard assets and $4,000 were classified doubtful. Non-performing assets discussed in the table above are included in classified assets. Of the total classified assets, approximately $64,000 is real estate owned, $44,000 is other repossessed assets and $839,000 are earning assets with recognized credit weakness related to borrowers or weaknesses in the underlying collateral causing classification.

INVESTMENT ACTIVITIES

     The Company is required under federal regulations to maintain a minimum amount of its portfolio in liquid assets, which typically are marketable short-term investments. Actual liquidity levels may be increased above these minimums, depending upon the yields on investment alternatives, management's judgment as to the attractiveness of the yields then available in relation to other opportunities, its expectations of the level of yield that will be available in the future, and management's projections as to the short-term demand for funds to be used in the Company's loan origination and other activities. At June 30, 1996, the Company's liquidity ratio was 7.4%.

SOURCES OF FUNDS

     General. Deposits are the primary source of the Company's funds for lending and other investment activities. In addition to deposits, the Company also derives funds from loan and securities principal repayments, loan sales, and interest payments. Loan repayments and interest payments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. From time to time, the Company emphasizes longer-term deposits as compared to shorter-term deposits in order to lengthen the average term on its interest-bearing liabilities. At June 30, 1996, the percentage of the Company's deposits with terms shorter than or equal to one year represent 72.3% of total deposits. FHLB loans may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. The Company also may borrow on a longer-term basis for general business purposes. At June 30, 1996, the Company did not have any borrowed funds outstanding. See Note 7 of the Notes to Consolidated Financial Statements for additional information concerning the Company's deposits.

     Deposits. Consumer and commercial deposit accounts are attracted principally from within the Company's market area through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms up to five years. Deposit account terms vary, with the principal differences being the minimum balance required, the time periods the funds must remain on deposit, and the interest rate. The Company also offers individual retirement accounts ("IRAs").

     The Company's activities are designed primarily to attract deposits from local residents rather than to obtain deposits from areas outside its primary market. Deposits are acquired through marketing and advertising strategies including branch reader boards, direct mail, print advertising and cross selling. The Company does not accept, and never has accepted, deposits from brokers.

     The deregulation of various federal controls on insured deposits has allowed the Company to be more competitive in obtaining funds and has given it more flexibility to meet the threat of deposit outflows. While the deregulation of rates payable on deposits has allowed the Company to be more competitive in the acquisition and retention of funds, it has also resulted in a more volatile cost of funds.

     Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Company on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, earnings spread, rates paid by competitors, growth goals, and federal regulations.

     Reserve Requirements. Reserve requirements are established by law for transaction accounts and non-personal time deposits of all depository institutions. NOW accounts, money market accounts and Super NOW accounts, for example, are subject to reserve requirements. See "Regulation -- Federal Reserve System".

EMPLOYEES

     At June 30, 1996, the Company had 51 full-time employees and 11 part-time employees. No employees were represented by a collective bargaining agreement. The Company believes that it enjoys good relations with its personnel.

     The Company currently maintains a comprehensive employee benefit program providing, among other benefits, hospitalization and major medical insurance, long term disability insurance, life insurance, and education assistance. Such employee benefits are considered by management to be generally competitive with employee benefits provided by other major employers in the Company's market areas.

TAXATION

     General. The following discussion summarizes certain federal income tax provisions applicable to the Company as a thrift institution. This summary is based on the Internal Revenue Code of 1986, as amended ("Code"), regulations, rulings and decisions currently in effect, all of which are subject to change.

     First Family and its subsidiaries currently file a consolidated federal income tax return on a June 30, fiscal year basis.

     Federal Income Taxation. First Family is subject to the provisions of the Code in the same general manner as other corporations. However, certain subsidiaries of First Family such as the Bank, which meet certain definitional tests and other conditions prescribed by the Code may benefit from favorable provisions regarding their deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deductions, loans are separated into "qualifying real property loans," which generally are loans secured by interests in certain real property, and nonqualifying loans, which are all other loans. The bad debt reserve deduction with respect to nonqualifying loans is based generally on actual loss experience over a period of years ("experience method"). The amount of the bad debt reserve deduction with respect to qualifying real property loans may be based upon the experience method or a percentage of taxable income determined without regard to such deduction ("percentage of taxable income method"). These deductions may have the effect of lowering slightly the tax rates applicable to the Company.

     Generally, the Company elects to use the bad debt reserve deduction which results in the most favorable tax treatment. Historically, the Company has elected to use the percentage of taxable income method. Under the percentage of taxable income method, the bad debt reserve deduction for qualifying real property loans is computed as a percentage, of "specially computed" taxable income. The allowable deduction under the percentage of taxable income method ("percentage bad debt deduction") is 8% if certain assets ("qualifying assets") of an institution amount to at least 60% of its total assets. There is no bad debt reserve deduction in the event that less than 60% of the total dollar amount of the assets of an institution are qualifying assets. Moreover, in such case, an institution could be required to recapture, generally over a period of up to four years, its existing bad debt reserve. As of June 30, 1996, more than the required amount of the Company's total assets were qualifying assets.

     The bad debt reserve deduction under the percentage of taxable income method is subject to certain limitations. First, the amount of the deduction accumulated in reserves for losses on qualifying real property loans may not exceed 6% of such loans outstanding at the end of the taxable year. Further, the amount of the deduction for losses on qualifying real property loans cannot exceed the amount which, when added to that year's bad debt reserve for losses on nonqualifying loans, equals the amount by which 12% of total deposits or withdrawable accounts of depositors at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year. Finally, the percentage bad debt deduction under the percentage of taxable income method is reduced by the deduction for losses on nonqualifying loans. It is not expected that the limitations will restrict the Company from making the maximum addition to its bad debt reserve.

     Under the Code, an alternative minimum income tax ("AMT") is imposed to the extent a corporation's AMT exceeds the corporation's regular income tax for the year. The AMT is imposed at the rate of 20% of a specially computed tax base known as "alternative minimum taxable income." A corporation's alternative minimum taxable income for any taxable year is the corporation's taxable income determined with regard to certain adjustments prescribed by the Code, and increased by a number of preference items, including (i) the amount by which the deduction allowable for the taxable year under the percentage of taxable income method exceeds the amount that would have been allowable using the experience method and (ii) the interest earned on certain tax-exempt private activity bonds issued on or after August 8, 1986. One adjustment to AMT is based on an amount equal to 75% of the amount by which a corporation's adjusted current earnings (as defined in the Code) exceeds its AMT (determined without regard to this preference and prior to reduction for net operating losses).

     Earnings appropriated to the Bank's bad debt reserve and claimed as a tax deduction are not available for the payment of cash dividends or for distribution to First Family (including distributions made on dissolution or liquidation), unless the Bank includes the amount in taxable income, along with the amount deemed necessary to pay the resulting federal income tax. At June 30, 1996, the Bank had approximately $2,889,000 in tax earnings and profits available for dividend distribution to First Family without the imposition of any tax to the Bank.

     Changes in tax laws in recent years have eliminated or reduced tax benefits from payments of interest, from investments in real estate, and from IRA contributions. These and other tax law changes could have an indirect adverse effect on the business of savings institutions, including the Bank. The Company's federal income tax returns have not been audited in the last four years.

     For further information regarding federal income taxes, see Note 10 of the Notes to Consolidated Financial Statements.

     State Income Taxation. The State of Florida has a corporate franchise tax which subjects the Company's taxable income in Florida to a 5.5% tax. Florida taxable income is substantially similar to federal taxable income, except that it includes interest income on obligations of any state or political subdivision thereof which is not otherwise exempt under Florida laws and that net operating losses cannot be carried back to prior taxable years. The Florida franchise tax may be reduced by a credit for intangible taxes paid, but such credit cannot exceed 65% of the franchise tax due for the year. This tax is deductible in determining federal taxable income.

     Income Tax Accounting Standard. In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 ("SFAS 109") relating to the method of accounting for income taxes. SFAS 109 requires companies to take into account changes in tax rates when valuing the deferred income tax amounts they carry on their balance sheets (the "Liability Method"). SFAS 109 also requires that deferred taxes be provided for all temporary differences between financial statement income and taxable income. The Company adopted SFAS 109 in fiscal 1992 and retroactively applied it to the fiscal year beginning July 1, 1989.

REGULATION AND SUPERVISION

     General. The following is a brief summary of the regulatory environment in which the Company operates and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes and regulations specifically mentioned herein.

     First Family is a unitary savings and loan holding company and is registered as such with the OTS and is subject to regulation and supervision by the OTS. The Company is required to file with the FRB and the OTS annual reports and such other information as they may require. The FRB and OTS may also conduct examinations of the Company.

     First Family is a legal entity which is separate and distinct from its subsidiaries. There are various legal limitations on the extent to which the Bank may extend credit, pay dividends or otherwise supply funds to First Family or its affiliates. In particular, the Bank is subject to certain restrictions imposed by federal law on any extensions of credit to First Family or, with certain exceptions, other affiliates.

REGULATION OF THE COMPANY

     General. The Company is a nondiversified unitary savings and loan holding company within the meaning of the Home Owners Loan Act of 1933, as amended ("HOLA"). As a unitary savings and loan holding company, the Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a qualified thrift lender ("QTL"). Upon any non-supervisory acquisition by the Company of another savings institution, the Company would become a multiple savings and loan holding company (if the acquired institution were held as a separate subsidiary). The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act ("BHC Act"), subject to the prior approval of the OTS, and activities authorized by OTS regulation. Recently proposed legislation could restrict the activities of unitary savings and loan holding companies to those permissible for multiple savings and loan holding companies.

     The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings institution or holding company thereof, without prior written approval of the OTS; acquiring or retaining, with certain exceptions, more than 5% of a nonsubsidiary company engaged in activities other than those permitted by the HOLA; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

     The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The laws of the states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

     Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, HOLA does impose such restrictions on subsidiary savings institutions, as described below. Thus, the Bank must notify the OTS 30 days before declaring any dividend to the Company. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

     Transactions with Related Parties and Affiliates. The Banks authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with a savings institution, or to make loans to certain insiders, is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in the FRA and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the savings institution as those prevailing at the time for comparable transactions with a nonrelated party or nonaffiliated company. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to nonrelated parties or nonaffiliated companies. Notwithstanding Sections 23A and 23B, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under
Section 4(c) of the Bank Holding Company Act.

     Section 22(g) and 22(h) of the Federal Reserve Act ("FRA") and Regulation O set limits on loans and extensions of credit to executive officers, directors and 10% shareholders, as well as companies which such persons control, applies to savings institutions. Among other things, such loans must be made on terms, including interest rates, substantially the same as loans to unaffiliated individuals which involve no more than the normal risk of collectibility and place limits on the amount of loans the Bank may make to such persons. These restrictions apply in addition to certain restrictions on transactions with affiliated persons contained in the OTS regulations.

REGULATION OF THE BANK

     General. The activities of savings institutions are governed by the HOLA and by OTS regulations adopted thereunder. The Bank is a federally-chartered institution and its deposit accounts are insured up to a maximum of $100,000 per each insured depositor under SAIF which is administered by the FDIC. As such, the Bank is subject to examination and regulation by the OTS and the FDIC.

     Insurance of Deposit Accounts. FDICIA required the FDIC to establish, beginning January 1, 1994, a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. For the semi-annual assessment period beginning January 1, 1993, a transitional risk-based insurance system was implemented by regulation by the FDIC pursuant to FDICIA and the average assessment rate paid by SAIF and BIF insured institutions was increased. Under the rule implementing the transitional system, the FDIC assigned an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period. These categories consist of well capitalized, adequately capitalized or undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. A savings institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Under the transitional system there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates range from 23 basis points of deposits for an institution in the highest category (i.e., well-capitalized and financially sound with only a few minor weaknesses) to 31 basis points of deposits for an institution in the lowest category (i.e., undercapitalized and posing a substantial probability of loss to the SAIF unless effective corrective action is taken). The Bank's assessment rate for the first six months of the fiscal year 1997 will be $.23 per $100 of deposits which based upon deposits as of June 30, 1996, would be approximately $330,000 in fiscal 1997. The Bank paid $416,000 in FDIC premiums during the year ended June 30, 1996.

     Federal legislation has been proposed which would merge the BIF and SAIF funds. If this occurs, it is expected that the premiums paid by the Bank would decrease substantially after an initial one-time assessment. The Company cannot predict if or when such legislation may be enacted.

     A final rule establishing a new risk-based system was adopted by the FDIC in June 1993. Semi-annual assessment under the final rule went into effect on January 1, 1994. Except for limited changes, the structure of the new risk-based system is substantially the same as the structure of the transitional system. The FDIC is authorized to raise the assessment rates in certain circumstances. If the FDIC determined to increase the assessment rates for all depository institutions, institutions in all risk categories could be affected. The FDIC has exercised this authority several times in the past and may raise SAIF insurance premiums again in the future to fund the SAIF. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank.

     Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the savings institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. Management of First Family does not know of any practice, condition or violation that might lead to termination of deposit insurance. At June 30, 1996, the Bank's regulatory capital exceeded all of the fully phased-in capital requirements.

     To reduce the risk of loss to SAIF, the OTS is required to promulgate regulations regarding institutional capital and permissible business activities. The OTS is required to issue regulations that specify certain mandatory and discretionary supervisory actions to be taken when FDIC-insured savings institutions fall within one of the following five specific categories which are indexed to the capital level of the institution:

          "Well capitalized" -- an institution that significantly exceeds the required minimum level for each relevant capital measure.

          "Adequately capitalized" -- an institution that meets the required minimum level for each relevant capital measure.

          "Undercapitalized" -- an institution that fails to meet the required minimum level for any relevant capital measure.

          "Significantly undercapitalized" -- an institution that is significantly below the required minimum level for any relevant capital measure.

          "Critically undercapitalized" -- an institution that has a ratio of tangible equity to total assets of 2% or less, or otherwise fails to meet the critical capital level established under Section 38(c)(3)(A) of the Federal Deposit Insurance Act.

     Subject to limited exceptions, insured institutions in any of the undercapitalized categories are prohibited from declaring dividends, making any other capital distribution or paying a management fee to a controlling person. These undercapitalized institutions are subject to certain mandatory supervisory actions, including increased monitoring, required capital restoration planning, and growth and acquisition restrictions. Significantly undercapitalized institutions face even more severe restrictions such as requiring the institution to raise additional capital; restricting transactions between the institution and its affiliates; restricting interest rates paid on deposits; requiring the institution to accept an offer to be acquired by another institution or company; and requiring the institution to terminate, reduce or alter any activity posing excessive risk to the institution. The OTS may require a significantly undercapitalized institution or an undercapitalized institution that has failed to submit or implement an acceptable capital restoration plan to comply with restrictions on activities imposed on critically undercapitalized institutions (a term defined to include institutions which still have a positive net worth). These institutions may not enter into any material transaction such as investment, expansion, sale of assets requiring notice to the OTS; extend credit for any highly leveraged transaction; amend their charter or bylaws; make any material change in their accounting methods; or pay excessive compensation or bonuses.

     On September 16, 1992, the OTS adopted final regulations to implement the prompt corrective action provisions of FDICIA. These regulations became effective December 19, 1992. Among other things, the regulations define the relevant capital measures for the five capital categories. For example, a savings institution is deemed to be "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 6% or greater, and a Tier 1 leverage capital ratio (Tier 1 capital to adjusted total assets) of 5% or greater, and is not subject to a regulatory order, agreement or directive to meet and maintain a specific capital level for any capital measure. A savings institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, and (generally) a Tier 1 leverage capital ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution. A savings institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. In addition, the OTS is authorized effectively to downgrade an institution to a lower capital category than the institution's capital ratios would otherwise indicate, based upon safety and soundness considerations (such as when the institution has received a less than satisfactory examination rating for any of the equivalent MACRO rating categories on asset quality, management, earnings or liquidity). Based upon current capital and most recent examinations, management of First Family does not believe that the Bank will be materially affected by the new regulation. At June 30, 1996 the Bank was considered "well capitalized".

     In accordance with FDICIA, the FDIC has implemented restrictions on the acceptance of brokered deposits. In general, an "undercapitalized" institution may not accept, renew or roll over any brokered deposits. "Adequately capitalized" institutions may request a waiver from the FDIC to do so while "well capitalized" institutions may accept, renew or roll over such deposits without restriction. The rule requires registration of deposit brokers and imposes certain recordkeeping requirements. Institutions that are not "well capitalized" (even if meeting minimum capital requirements) are subject to limits on rates of interest they may pay on brokered and other deposits. At June 30, 1996, the Bank had no brokered deposits.

     FIRREA. The FIRREA, which was enacted on August 9, 1989, abolished the Federal Home Loan Bank Board ("FHLBB") and the Federal Savings and Loan Insurance Corporation ("FSLIC") and significantly changed the federal regulatory framework for savings institutions and their holding companies. The FHLBB's regulatory responsibilities for savings institutions and their holding companies were transferred to the Director of the OTS, and a new insurance fund was established to insure the deposit accounts of savings institutions. All savings institutions that were insured by the FSLIC immediately prior to the enactment of FIRREA automatically became members of the SAIF upon enactment of FIRREA. The SAIF is administered by the FDIC, which also administers the Bank Insurance Fund, the insurance fund for commercial banks and in some instances savings banks. The FDIC, in its capacity as administrator of the SAIF, has the authority generally to regulate savings institutions to the extent necessary to ensure the safety and soundness of the SAIF. The Director of the OTS serves as a member of the FDIC's Board of Directors.

     Qualified Thrift Lender Test ("QTL"). The QTL test as originally imposed by the Competitive Equality Banking Act of 1987 and the underlying FHLBB regulations, required that a savings institution maintain at least 60% of its total tangible assets in "qualified thrift investments" on an average basis in three out of every four quarters and two out of every three years. The FIRREA amended the QTL test by requiring that a savings institution's qualified thrift investment equal or exceed 70% of the savings institution's portfolio assets for the two-year period beginning July 1, 1991. The QTL test has since been liberalized with the enactment of the FDICIA, reducing the test from 70% to 65% and providing that the test be measured on a monthly average basis in 9 out of every 12 months.

     For purpose of the test, portfolio assets are defined as: the total assets of the savings institution minus goodwill and other intangible assets; the value of property used by the institution to conduct its business; and liquid assets not to exceed a certain percentage (20% under FDICIA) of the savings institution's total assets.

     Under the QTL statutory and regulatory provisions, "qualified thrift investments" include home mortgages, home improvement loans, home equity loans, manufactured housing loans, securities backed by or representing an interest in mortgages on residential or manufactured housing, and shares of stock issued by a Federal Home Loan Bank, as well as a designated percentage of consumer loans and, subject to certain limits, shares of stock issued by the FNMA or FHLMC, and 50% of residential mortgage loans originated and sold within 90 days. Investments in non-subsidiary corporations or partnerships whose activities include servicing mortgages or real estate development are also considered qualified thrift investments in proportion to the amount of primary revenue such entities derive from housing-related activities. Also included in qualified thrift investments are mortgage servicing rights, whether such rights are purchased by the insured institution or created when the institution sells loans and retain the right to service such loans.

     A savings institution that fails to become or remain a qualified thrift lender shall either become a national bank or be subject to restriction specified in FIRREA. A savings institution that converts to a bank must pay the applicable exit and entrance fees involved in converting from one insurance fund to another. A savings institution that fails to meet the QTL test and does not convert to a national bank will be: (i) prohibited from making any new investment or engaging in activities that would not be permissible for national banks; (ii) prohibited from establishing any new branch offices where a national bank located in the savings institution's home state would not be able to establish a branch office; (iii) ineligible to obtain new advances from any FHLB; and (iv) subject to limitations on the payment of dividends comparable to the statutory and regulatory dividend restrictions applicable to national banks. Also, beginning three years after the date on which the savings institution ceases to be a qualified thrift lender, the savings institution would be prohibited from retaining any investment or engaging in any activity not permissible for a national bank and would be required to repay any outstanding advances to any FHLB. A savings institution may requalify as a qualified thrift lender if it, thereafter, complies with the QTL test.

     As of June 30, 1996, the Bank was in compliance with the current QTL requirement.

     Branching. In order to obtain supervisory clearance for branching, a savings institution's regulatory capital must meet or exceed the minimum requirements established by law and by the OTS regulations. Section 38(e)(4) of the FDI Act prohibits any "undercapitalized" savings institution from acquiring or establishing additional branches, unless: (i) the OTS has accepted the savings institution's capital restoration plan required by the law; (ii) the institution is implementing the plan; and (iii) the OTS determines that the proposed action is consistent with such plan, or the FDIC Board of Directors determines that the proposed action will further the purposes of the law. In addition, the savings institution must have a satisfactory record under the Community Reinvestment Act. At June 30, 1996 First Family operates six (6) full service branches.

     Subsidiary Activities. The FIRREA substantially revised the minimum regulatory capital requirements and tangible capital requirements of savings institutions. Under FIRREA, investments in and loans to subsidiaries engaged in activities not permitted to national banks must be deducted from capital in determining whether an institution meets its regulatory and tangible capital requirements. At June 30, 1996, First Family had one active wholly-owned subsidiary, First of Eustis, Inc. which was incorporated in September, 1981 and two inactive subsidiaries, First Family Real Estate & Investments, Inc. and First Family Ventures, Inc., both of which were incorporated on March 31, 1982.

     The procedures for establishing or acquiring an operating subsidiary differ depending on whether the parent savings institution is eligible for "expedited treatment". A savings institution that is eligible for expedited treatment may submit a notice to the OTS and FDIC, rather than an application, stating that it intends to establish or acquire an operating subsidiary or engage in new activities through an existing operating subsidiary. If an application is required, formal approval from the OTS must be obtained by the parent savings institution before it can establish or acquire an operating subsidiary or engage in new activities through the existing operating subsidiary. At June 30, 1996, First Family had one operating subsidiary, First of Eustis, Inc. First Family, through First of Eustis, Inc., a wholly-owned subsidiary entered into a securities product and insurance product agreement in January, 1990 with Liberty Financial, whereby Liberty Financial, leased office space in First Family's branch offices, paid fees in connection with its sale of securities to First Family customers, and utilized certain marketing services provided by First Family. This brokerage activity was preapproved by OTS for First of Eustis, Inc.

     OTS Assessments. Savings institutions are required by OTS regulation to pay assessments to the OTS to fund the operation of the OTS. The general assessment, to be paid on a semiannual basis, is computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly thrift financial report. The Bank's paid $47,000 in OTS assessments for the fiscal year ended June 30, 1996.

     Capital Requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard; a 3% leverage (core capital) ratio; and an 8% risk-based capital standard. Core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries, less intangibles other than certain qualifying goodwill and certain purchased mortgage servicing rights. The Bank has no supervisory goodwill. In determining compliance with these capital standards, investments in and extension of credit to any subsidiary engaged in activities not permissible for a national bank shall be deducted from capital. Such deductions were being phased in gradually until June 30, 1994. At June 30, 1996, the Bank had only a minor amount of investments or extensions of credit which were required to be deducted from capital.

     On August 23, 1993, the OTS adopted a final regulation amending its regulatory capital rules to incorporate an "interest rate risk component." Savings associations would be required to comply with the provisions of the new rule beginning on July 1, 1994, and calculations of an association's sensitivity to interest rate risk would be determined by using the association's financial data from the preceding two calendar quarters. Generally speaking, the rule would measure an association's interest rate risk by determining the changes to an association's "net portfolio value" in response to a hypothetical 200 basis point increase or decrease in market interest rates. Under the rule, a decline in net portfolio value of up to 2% of an association's assets will be considered a "normal level" of interest rate risk. It is only when a decline in net portfolio value would exceed that 2% threshold that an association would be required to hold capital against the interest rate risk. In that case, an institution would be required to hold capital in an amount equal to one-half of the difference between the measured risk and the 2% threshold. The rule also includes an exemption for savings association with less than $300 million in assets that have a risk-based capital ratio of 12 percent or more. Institutions qualifying for the exemption may opt to file a "short form" of financial information with OTS and would not be subject to the interest rate risk component of the capital regulation.

     As of June 30, 1996, the risk-based capital standard for savings institutions is 8.0% of total capital (which is defined as core and supplementary capital) to risk-weighted assets. The components of core capital are equivalent to those discussed earlier under the 3% leverage standard. The components of supplementary capital include cumulative perpetual preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan losses. Allowance for loan losses includable in supplementary capital is limited to a maximum of 1.25% of risk-adjusted assets. Overall, the amount of supplementary capital counted toward total capital cannot exceed 100% of core capital. In determining the amount of risk-weighted assets, all assets, including certain off balance sheet assets, are multiplied by a risk weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset.

     The following table summarizes the current capital requirements at June 30, 1996 for the Bank (See Also Note 16 to the Notes to Consolidated Financial Statements in the 1996 Annual Report to Shareholders):

                                                              AT JUNE 30, 1996
                                     ------------------------------------------------------------------
                                            CORE                TANGIBLE               RISK-BASED
                                     -------------------   -------------------   ----------------------
                                                 % OF                  % OF                   % OF
                                              QUALIFYING            QUALIFYING            RISK-WEIGHTED
                                     AMOUNT     ASSETS     AMOUNT     ASSETS     AMOUNT      ASSETS
                                     ------   ----------   ------   ----------   ------   -------------
                                                              ($ IN THOUSANDS)
    Regulatory capital.............  $9,061       5.8%     $9,061      5.8%      $9,784        12.2%
      Requirement..................   4,668       3.0       2,334       1.5       6,436         8.0
                                     ------       ---      ------       ---      ------        ----
    Excess.........................  $4,393       2.8%     $6,727      4.3%      $3,348         4.2%
                                     ======       ===      ======       ===      ======        ====

     At June 30, 1996, the Bank exceeded all of its capital requirements.

     Capital Distributions. Federal regulations impose certain limitations on the payment of all capital distributions by the Bank such as cash dividends and other distributions charged against capital. Under the regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirements, is generally permitted without OTS approval to make capital distributions during a calendar year in the amount of (i) up to 100% of its net income to date during the calendar year, plus (ii) an amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year. Any distribution in excess of that amount requires prior OTS approval. A savings association with total capital in excess of the fully phased-in capital requirement that has been notified by OTS that it is in need of more than normal supervision also will be subject to restrictions on its ability to pay dividends. A savings association with total capital in excess of current minimum capital requirements but not in excess of fully phased-in requirements is permitted by the new regulations to make capital distributions, without OTS approval, of between 25% and 75% of its net income for the previous four quarters, less dividends already paid for such period, depending on the extent of its capital. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of OTS. The Bank meets its fully phased-in capital requirements and, unless OTS determines that the Bank is an institution requiring more than normal supervision, the Bank is authorized to pay dividends in accordance with the provisions of OTS regulations discussed above. Provisions of FDICIA also would bar any insured depository institution from making any capital distribution if, after making the distribution, the institution would be "undercapitalized,"with certain narrow exceptions.

     Liquidity. The Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings). This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flow of member institutions, and is currently 5%. OTS regulations also require each member savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's average daily liquidity ratio at June 30, 1996 was 7.4% and the short-term liquidity ratio at June 30, 1996 was approximately 5.3%.

     Enforcement. Under the HOLA, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring enforcement actions against all "institution-related parties," including stockholders, attorneys, appraiser and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on an insured institution. Civil penalties are broadened to cover a wider range of violations and actions and range up to $25,000 per day unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. Criminal penalties for most financial institution crimes are increased to 15 years. In addition, regulators are provided with far greater flexibility to impose enforcement action on an institution that fails to comply with its regulatory requirements, particularly with respect to the capital requirements. Possible enforcement action ranges from the imposition of a capital plan and capital directive to receivership, conservatorship or the termination of deposit insurance. The FDI Act empowers the FDIC to recommend to the Director of OTS enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances.

     Loans to One Borrower. Under the HOLA, savings institutions are subject to the national bank limits on loans to one borrower. Generally, savings institutions now may lend to a single or related group of borrowers on an unsecured basis an amount equal to 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. At June 30, 1996, the Bank was in compliance with the loans to one borrower limit.

     On February 15, 1995, the Office of the Comptroller of the Currency announced its revised rules governing national bank lending limits which were effective on March 17, 1995. The revisions automatically apply to savings institutions regulated by the OTS. Under the revision, the calculation of capital has been changed to the bank's total Tier 1 and Tier 2 capital, plus the balance of the bank's allowance for loan and lease losses not included in the total Tier 1 and Tier 2 capital. The revised rule simplifies the calculation of loan limits by permitting the Bank to rely mainly on information from quarterly reports of condition of income or call reports, instead of requiring calculation of the lending limits on a daily basis.

     Community Reinvestment. Under the Community Reinvestment Act ("CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit applications by such institution. The FIRREA amended the CRA to require, effective July 1, 1990, public disclosure of an institution's CRA rating to require that the OTS provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system in lieu of the previously existing five-tiered numerical rating system. The Bank is committed to meeting the needs of the communities it serves.

     New CRA regulations which were enacted in late 1995 take effect starting in 1996. Under the new regulations, institutions will be evaluated based on: (i) performance in lending in their assessment areas; (ii) the provision of deposit and other community services in their assessment areas; and (iii) the investment in housing-related and other qualified community investments. Under the new regulations, an institution which is found to be deficient in its performance in meeting its community's credit needs may be subject to enforcement actions, including cease and desist orders and civil money penalties.

     The Bank received a "outstanding" CRA Rating in its last CRA Examination. Management believes the Bank meets its obligations under the CRA and intends to continue to make a difference in the local communities it serves by investing in those communities in order to provide more opportunities for the citizens therein.

     Federal Home Loan Bank System. The FHLB System consists of 12 regional FHL Banks. The FHLB provides a central credit facility primarily for member savings institutions. The Bank as a member of the FHLB-Atlanta, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 5% of its advances (borrowings) from the FHLB-Atlanta, whichever is greater. First Family is in compliance with this requirement. The FHLB advances must be secured by specified types of collateral and may be obtained only for the purpose of providing funds for residential housing finance.

     The FHLBs are required to provide funds for the resolution of insolvent savings institutions and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to members. For the year ended June 30, 1996, dividends from the FHLB-Atlanta amounted to $82,000 or 3.8% of the Bank's pre-tax income. Should dividends be reduced, or interest on FHLB advances increased, the Bank's net interest income might also be reduced. Furthermore, there can be no assurance that the impact of the FIRREA on the FHLB's will not also cause a decrease in the value of the FHLB-Atlanta stock held by the Bank.

     Federal Reserve System. The Federal Reserve Board regulations require savings institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $51.9 million or less (subject to adjustment by the Federal Reserve Board) and an initial reserve of $1.56 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $51.9 million. The first $4.0 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. First Family is in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve's "discount window," but Federal Reserve Board regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

LEGAL PROCEEDINGS

     First Family is not involved in any pending legal proceedings other than nonmaterial legal proceedings undertaken in the ordinary course of business.

PRINCIPAL HOLDERS OF FIRST FAMILY COMMON STOCK

     The following table sets forth information as of August 1, 1996, with respect to the persons believed by First Family to be the beneficial owners of more than five percent of First Family's outstanding common stock. This information is based on the most recent Schedule 13Ds filed by such persons with the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934 ("Exchange Act") and First Family's shareholder records.

                                                                                        PERCENT OF
                                                               AMOUNT AND NATURE OF    COMMON STOCK
                     AMOUNT AND ADDRESS                        BENEFICIAL OWNERSHIP   OUTSTANDING(1)
-------------------------------------------------------------  --------------------   --------------
First Securities America, Inc.,..............................         58,617               10.10%
  General Partner of Investors of America, Limited
  Partnership ("Investors"), and Tidal Insurance Limited, a
  wholly owned subsidiary of Investors ("Tidal")
  135 N. Meramec
  Clayton, MO 63141
  own stock under the names:
  Investors...................................  53,617 shares
  Tidal.......................................   5,000 shares
          Total...............................  58,617 shares
Donald L. Koch...............................................         40,997                7.06
  4 Muirfield Lane
  St. Louis, MO 63141
Mary K. Drake................................................         53,600                9.23
  2104 Dornoch
  League City, TX 77573
David M. Shepherd............................................         28,345(2)             5.09
  2801 South Bay Street
  Eustis, Florida 32726

---------------

(1) Percentage has been computed based upon 580,500 shares assuming the issuance of all 35,500 shares granted pursuant to the Option Plan.
(2) Includes 12,000 shares subject to options but does not include shares held by Mr. Shepherd's spouse or children.

FIRST FAMILY COMMON STOCK OWNED BY MANAGEMENT

                                                                                       PERCENT OF
                                                             AMOUNT AND NATURE OF     COMMON STOCK
                                                             BENEFICIAL OWNERSHIP   OUTSTANDING(1)(2)
                                                             --------------------   -----------------
DIRECTORS:
Catherine C. Hanson(3).....................................          4,847                 0.89%
Braxton W. Price, M.D.(3)..................................          8,700                 1.59
Thomas J. Windram(3)(4)....................................          2,069                 0.38
George A. Bavelis(3).......................................         20,000                 3.75
Bradley R. Meredith(5).....................................         17,281                 3.12
Idris D. Voldness(3)(6)....................................         15,000                 2.75
William M. Furnas(3)(4)(6).................................          4,377                 0.80
John B. Kirkpatrick, Jr.(3)(6).............................         11,500                 2.11
David M. Shepherd(7)(8)....................................         28,345                 5.09
William Wintersdorf(3)(6)..................................          9,211                 1.69

---------------

(1) The information concerning the common stock beneficially owned includes shares subject to outstanding options granted under the Option Plan. Under the Option Plan, 54,000 shares are authorized to be granted. As of June 30, 1994, options have been granted for 40,500 shares, of which 35,500 remain unexercised. The obligations of the Stock Option Plan were assumed by First Family in connection with the holding company reorganization.
(2) Percentages for such persons are based upon the sum of 545,000 shares, plus the number of shares subject to presently exercisable options held by each nominee, as indicated in the following notes.
(3) Amount includes 1,000 shares for which options have been granted.
(4) Includes shares held by children.
(5) Amount includes 8,000 shares for which options have been granted.
(6) Includes shares held individually and shares held by spouse.
(7) Amount includes 12,000 shares for which options have been granted.
(8) Amount does not include shares held by spouse or children.

     Securities ownership of management. As of August 1, 1996, all executive officers and directors of the Company as a group, a total of 10 persons, owned beneficially 121,330 shares of common stock, or 20.90% of the common stock outstanding.

                         ADJOURNMENT OF SPECIAL MEETING
                                  (PROPOSAL 2)

     Approval of the Merger by First Family's shareholders requires the affirmative vote of at least a majority of the total votes eligible to be cast at the Special Meeting. In the event there are an insufficient number of shares of First Family Common Stock present in person or by proxy at the Special Meeting to approve the Merger, First Family's Board of Directors may adjourn the Special Meeting to a later date provided a majority of the shares present and voting have voted in favor of such adjournment (Proposal 2 on the proxy card). Proxies voted against the Merger and abstentions will not be voted to adjourn the Special Meeting. Abstentions and broker non-votes will not be voted on this matter, but will not count as "no" votes. If it is necessary to adjourn the Special Meeting and the time and place to which the Special Meeting is adjourned are announced at the Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders. If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be delivered to each shareholder of record entitled to vote at such meeting not less than 10 days or more than 60 days before the meeting.

     The effect of any such adjournment would be to permit First Family to solicit additional proxies for approval of the Merger. While such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Merger, an adjournment would afford First Family the opportunity to solicit additional proxies in favor of the Merger.

     The Board of Directors of First Family recommends a vote "FOR" this proposal.

                                 OTHER MATTERS

     The Board of Directors of First Family is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of First Family.

             DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

     In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 1997 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192, no later than 120 calendar days in advance of the date of March 18, 1997.

                                 LEGAL MATTERS

     Certain legal matters regarding the shares of BancGroup Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup and of Colonial Bank, is a partner. Such firm received fees for legal services performed in 1995 of $1,305,633. John C. H. Miller, Jr. owns 10,243 shares of Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1995 of $58,070. The firm of Igler & Dougherty, P.A., Tallahassee, Florida is passing upon certain tax and other matters for First Family.

                                    EXPERTS

     Coopers & Lybrand L.L.P. serves as the independent accountants for BancGroup. The consolidated financial statements of BancGroup as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 are incorporated by reference in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     Hacker, Johnson, Cohen & Grieb, Tampa, Florida serves as the independent accountants for First Family. The consolidated financial statements of First Family as of June 30, 1996 and 1995 and for the three years ended June 30, 1996, 1995 and 1994 that are in this Prospectus in reliance upon the report of such firm, are given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF FIRST FAMILY PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE SECRETARY OF FIRST FAMILY PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                         INDEX TO FINANCIAL STATEMENTS

COLONIAL BANCGROUP:

     All required financial statements have been incorporated by reference into this prospectus.

                                                                                        PAGE
                                                                                        -----
FIRST FAMILY FINANCIAL CORPORATION:
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets, June 30, 1996 and 1995...................................  F-3
Consolidated Statements of Earnings Years Ended June 30, 1996, 1995 and 1994..........  F-4
Consolidated Statements Stockholders' Equity Years Ended June 30, 1996, 1995 and
  1994................................................................................  F-5
Consolidated Statements of Cash Flows Years Ended June 30, 1996, 1995 and 1994........  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Family Financial Corporation
Eustis, Florida:

     We have audited the accompanying consolidated balance sheets of First Family Financial Corporation and subsidiaries (the "Company") as of June 30, 1996 and 1995 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for securities as of June 30, 1994, to conform with Statement of Financial Accounting Standards No. 115.

HACKER, JOHNSON, COHEN & GRIEB

Tampa, Florida
July 17, 1996, except for Note 18,
  as to which the date is July 19, 1996

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                               JUNE 30,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                           ($ IN THOUSANDS,
                                                                           EXCEPT PER SHARE
                                                                               AMOUNTS)
                                            ASSETS
Cash and due from banks................................................  $  1,752     $  1,769
Interest-bearing deposits with banks...................................     1,689        2,592
                                                                         --------     --------
     Cash and cash equivalents.........................................     3,441        4,361
Securities held to maturity............................................    29,863       29,317
Loans held for sale....................................................     1,991        2,894
Loans receivable, net of allowance for loan losses of $723 and $783,
  respectively.........................................................   114,167      114,055
Accrued interest receivable:
  Securities...........................................................       603          315
  Loans receivable.....................................................       687          706
Premises and equipment.................................................     2,575        2,491
Other real estate owned, net of allowance of $30 at June 30, 1995......        64          736
Restricted securities -- Federal Home Loan Bank of Atlanta stock, at
  cost.................................................................     1,112        1,112
Prepaid expenses and other assets......................................     1,387        1,362
                                                                         --------     --------
          Total........................................................  $155,890     $157,349
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Demand deposits......................................................     4,935        4,284
  Savings and NOW deposits.............................................    15,070       17,361
  Money market deposits................................................    19,092       11,370
  Other time deposits..................................................   104,265      112,790
                                                                         --------     --------
          Total deposits...............................................   143,362      145,805
  Advance payments by borrowers for taxes and insurance................     1,254        1,642
  Deferred income taxes................................................        66          100
  Accrued expenses and other liabilities...............................       774          965
  Official checks......................................................     1,212          945
                                                                         --------     --------
          Total liabilities............................................   146,668      149,457
                                                                         --------     --------
Commitments and Contingencies (Notes 8 and 12)
Stockholders' Equity:
  Preferred stock, 2,000,000 shares authorized, issued none............        --           --
  Common stock, $.01 par value, 8,000,000 shares authorized, 545,000
     shares issued and outstanding.....................................         5            5
  Additional paid-in capital...........................................     2,873        2,873
                                                                         --------     --------
  Retained earnings....................................................     6,344        5,014
                                                                         --------     --------
          Total stockholders' equity...................................     9,222        7,892
                                                                         --------     --------
          Total........................................................  $155,890     $157,349
                                                                         ========     ========

          See accompanying Notes to Consolidated Financial Statements.

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                        YEAR ENDED JUNE 30,
                                                                    ---------------------------
                                                                     1996      1995      1994
                                                                    -------   -------   -------
                                                                         ($ IN THOUSANDS)
Interest income:
  Loans receivable................................................  $ 9,529   $ 8,928   $ 7,339
  Securities held to maturity.....................................    1,726     2,043     2,260
  Other interest-earnings assets..................................      376       216       183
                                                                    -------   -------   -------
          Total interest income...................................   11,631    11,187     9,782
                                                                    -------   -------   -------
Interest expense:
  Deposits........................................................    7,084     6,558     5,366
  Other borrowed funds............................................        6        40        23
                                                                    -------   -------   -------
          Total interest expense..................................    7,090     6,598     5,389
                                                                    -------   -------   -------
          Net interest income.....................................    4,541     4,589     4,393
Provision for loan losses.........................................       75       300       150
                                                                    -------   -------   -------
          Net interest income after provision for loan losses.....    4,466     4,289     4,243
                                                                    -------   -------   -------
Noninterest income:
  Fees and service charges........................................      534       480       474
  Gain on sale of loans...........................................      422       382       205
  Gain on sale of securities......................................      335        --       189
  Gain on sale of loan servicing..................................      208        --        --
  Unrealized loss on securities held-for-sale.....................       --        --      (395)
  Other...........................................................      121       186       104
                                                                    -------   -------   -------
          Total noninterest income, net...........................    1,620     1,048       577
                                                                    -------   -------   -------
Noninterest expenses:
  Salaries and employee benefits..................................    1,834     1,826     1,645
  Occupancy and equipment, net....................................      334       335       368
  Deposit insurance premiums......................................      468       437       377
  Data processing.................................................      215       272       257
  Loss (income) on other real estate operations...................       68       (30)       (5)
  Professional fees...............................................      308       275       257
  Loan expense....................................................      145       179       365
  Other...........................................................      533       588       628
                                                                    -------   -------   -------
          Total noninterest expenses..............................    3,905     3,882     3,892
                                                                    -------   -------   -------
Earnings before income taxes and cumulative effect of change in
  accounting principle............................................    2,181     1,455       928
Income taxes......................................................      764       509       305
                                                                    -------   -------   -------
Earnings before cumulative effect of change in accounting
  principle.......................................................    1,417       946       623
Cumulative effect of change in accounting principle -- adoption of
  SFAS 115........................................................       --        --       261
                                                                    -------   -------   -------
Net earnings......................................................  $ 1,417   $   946   $   884
                                                                    =======   =======   =======
Earnings per share:
  Earnings before cumulative effect of change in accounting
     principle....................................................  $  2.60   $  1.75   $  1.15
  Cumulative effect of change in accounting principle.............       --        --       .49
                                                                    -------   -------   -------
  Earnings per share..............................................  $  2.60   $  1.75   $  1.64
                                                                    =======   =======   =======
  Dividends per share.............................................  $   .16   $   .16   $   .04
                                                                    =======   =======   =======
Weighted average number of shares outstanding.....................  545,000   541,562   540,000
                                                                    =======   =======   =======

          See accompanying Notes to Consolidated Financial Statements.

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  ADDITIONAL                  TOTAL
                                                         COMMON    PAID-IN     RETAINED   STOCKHOLDERS'
                                                         STOCK     CAPITAL     EARNINGS      EQUITY
                                                         ------   ----------   --------   -------------
                                                                        ($ IN THOUSANDS)
Balance at June 30, 1993...............................    $5       $2,830      $3,292       $ 6,127
Net earnings...........................................    --           --         884           884
Dividends at $.04 per share............................    --           --         (21)          (21)
                                                           --
                                                                     -----       -----         -----
Balance at June 30, 1994...............................     5        2,830       4,155         6,990
Net earnings...........................................    --           --         946           946
Dividends at $.16 per share............................    --           --         (87)          (87)
Proceeds from common stock issued under the stock
  option plan..........................................    --           43          --            43
                                                           --
                                                                     -----       -----         -----
Balance at June 30, 1995...............................     5        2,873       5,014         7,892
Net earnings...........................................    --           --       1,417         1,417
Dividends at $.16 per share............................    --           --         (87)          (87)
                                                           --
                                                                     -----       -----         -----
Balance at June 30, 1996...............................    $5       $2,873      $6,344       $ 9,222
                                                           ==        =====       =====         =====

          See accompanying Notes to Consolidated Financial Statements.

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED JUNE 30,
                                                                       ----------------------------------
                                                                         1996         1995         1994
                                                                       --------     --------     --------
                                                                                 (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings.......................................................  $  1,417     $    946     $    884
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization....................................       137          149          160
    Amortization of deferred loan fees, net..........................        50          (49)        (168)
    Provision for loan losses........................................        75          300          150
    Provision (credit) for deferred income taxes.....................       (34)          12           50
    Deferred income taxes relating to the cumulative effect of the
      change in accounting principle.................................        --           --          134
    Increase in accrued interest receivable..........................      (269)        (154)        (241)
    Increase in prepaid expenses and other assets....................       (25)        (176)        (537)
    (Decrease) increase in accrued expenses and other liabilities....      (191)         554          234
    Increase (decrease) in accrued interest on deposit accounts......        41           52          (16)
    Increase (decrease) in official checks...........................       267          274         (513)
    Origination of loans held-for-sale...............................    (7,543)      (7,154)     (12,812)
    Proceeds from sale of loans held-for-sale........................     8,868        7,204       13,956
    Realized gains on sale of available-for-sale securities..........      (335)          --         (189)
    Gain on sale of loans............................................      (422)        (382)        (205)
    Loss (gain) on sale of other real estate owned...................         2          (41)         (97)
    Gain on sale of loan servicing...................................      (208)          --           --
                                                                       --------     --------     --------
         Net cash provided by operating activities...................     1,830        1,535          790
                                                                       --------     --------     --------
Cash flows from investing activities:
  Proceeds from sale of securities...................................    13,385           --        5,264
  Purchases of securities............................................   (14,511)        (502)      (9,258)
  Net increase in loans..............................................      (317)     (12,277)     (24,980)
  Principal payments received on securities..........................       899        1,222        2,818
  Capital expenditures for real estate owned.........................        --          (11)        (140)
  Proceeds from sale of real estate owned............................       750          353          266
  Purchases of premises and equipment................................      (205)          (1)        (100)
  Proceeds from the sale of loan servicing rights....................       208           --           --
  Purchases of Federal Home Loan Bank stock..........................        --         (161)         (68)
  Proceeds from sale of Federal Home Loan Bank stock.................        --           --          798
                                                                       --------     --------     --------
         Net cash provided by (used in) investing activities.........       209      (11,377)     (25,400)
                                                                       --------     --------     --------
Cash flows from financing activities:
  Net (decrease) increase in deposit accounts........................    (2,484)      13,313       18,644
  Proceeds from Federal Home Loan Bank advances......................     2,000       17,000       22,300
  Repayment of Federal Home Loan Bank advances.......................    (2,000)     (18,000)     (21,300)
  (Decrease) increase in advance payments by borrowers for taxes and
    insurance........................................................      (388)         385          353
  Payments of cash dividends.........................................       (87)         (87)          --
  Proceeds from stock options exercised..............................        --           43           --
                                                                       --------     --------     --------
         Net cash (used in) provided by financing activities.........    (2,959)      12,654       19,997
                                                                       --------     --------     --------
(Decrease) increase in cash and cash equivalents.....................      (920)       2,812       (4,613)
Cash and cash equivalents at beginning of year.......................     4,361        1,549        6,162
                                                                       --------     --------     --------
Cash and cash equivalents at end of year.............................  $  3,441     $  4,361     $  1,549
                                                                       ========     ========     ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes.....................................................  $    618     $    393     $    430
                                                                       ========     ========     ========
    Interest.........................................................  $  7,049     $  6,546     $  5,406
                                                                       ========     ========     ========
  Noncash investing and financing activities:
    Transfer of mortgage loans receivable to other real estate
      owned..........................................................  $    203     $    291     $    366
                                                                       ========     ========     ========
    Loans originated for the sale of other real estate owned.........  $    123     $    157     $    857
                                                                       ========     ========     ========

          See accompanying Notes to Consolidated Financial Statements.

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     First Family Financial Corporation (the "Holding Company") owns 100% of the outstanding stock of First Family Bank, fsb and Subsidiaries (the "Bank") (collectively the "Company"). The Holding Company operates as a unitary savings and loan holding company. On November 8, 1994, the Bank's stockholders approved an Agreement and Plan of Reorganization under which the Bank became a wholly-owned subsidiary of the Holding Company. On November 8, 1994, the Bank's stockholders exchanged their common shares for shares of the Holding Company. As a result, all of the previously issued 540,000 shares of $1.00 par value common stock of the Bank were exchanged for 540,000 shares of the $.01 par value common shares of the Holding Company. The Holding Company's acquisition of the Bank has been accounted for as a pooling of interest and accordingly all financial data for prior periods have been restated to include the results of the Bank. The Holding Company's only business activities is the operation of the Bank.

     The Bank is a federally chartered SAIF-insured thrift institution. The Bank was founded as First Federal Savings and Loan Association of Eustis in 1935 as a mutual institution. On October 22, 1992, the Bank converted from mutual to capital stock form and at that time changed its name to First Family Bank, fsb. The Bank provides a full range of community banking services to small and middle-market businesses and to individuals through its five branch offices located in Lake County, Florida.

     The accounting and reporting policies of the Company conform to generally accepted accounting principles and to the general practices within the thrift industry. The following summarizes the more significant of these policies and practices:

          Principals of Consolidation. The consolidated financial statements include the accounts and results of operations of the Holding Company and its subsidiary, the Bank and its wholly-owned subsidiaries, First of Eustis, Inc., First Family Ventures, Inc. and First Family Real Estate and Investments, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

          Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and Due From Banks. The Bank is required to maintain certain average reserve balances pursuant to regulations of the Federal Reserve Board. These balances must be maintained in the form of vault cash or noninterest bearing deposits at a Federal Reserve Bank. The Bank exceeded this requirement at June 30, 1996.

          Cash and Cash Equivalents. For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance-sheet captions "cash and due from banks" and "interest-bearing deposits with banks."

          Securities Held-to-Maturity. On June 30, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115"). This Statement requires securities that the Company has the positive intent and ability to hold to maturity to be classified as held-to-maturity securities and reported at amortized cost. Securities that are held principally for selling them in the near term are to be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Securities not classified as either held-to-maturity securities or trading securities are to be classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. At June 30, 1996 and 1995, all securities are classified as held-to-maturity.

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

     Prior to June 30, 1994 securities held-to-maturity were carried at cost, adjusted for amortization of premiums and accretion of discounts and were not adjusted to the lower of cost or market because management had the intent and ability to hold them to maturity. Premiums were amortized and discounts accreted to income using the interest method over the estimated remaining life of the securities. During fiscal 1994 the Company held certain securities as held-for-sale which were recorded at the lower of cost or market value in the aggregate. Net unrealized losses on these securities were recognized in a valuation allowance by charges to operations.

     Realized gains and losses are recognized based on the specific identification method.

     Loans Held for Sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to earnings. At June 30, 1996 market value exceeded book value.

     Loans Receivable. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

     Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

     The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     Loan Impairment and Losses. On July 1, 1995, the Company adopted Statements of Financial Accounting Standards No. 114 and 118 ("SFAS 114 and 118"). These Statements address the accounting by creditors for impairment of certain loans. The Statements generally require the Company to identify loans for which the Company probably will not receive full repayment of principal and interest, as impaired loans. The Statements require that impaired loans be valued at the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the observable market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The Company has implemented the Statements by modifying its review of the adequacy of the allowance for loan losses to also identify and value impaired loans in accordance with guidance in the Statements.

     Management considers a variety of factors in determining whether a loan is impaired, including (i) any notice from the borrower that the borrower will be unable to repay all principal and interest amounts contractually due under the loan agreement, (ii) any delinquency in the principal and interest payments (other than minimum delays or shortfalls in payments), and (iii) other information known by management which would indicate that full repayment of the principal and interest is not probable. In evaluating loans for impairment, management generally considers delinquencies of 90 days or less to be minimum delays, and accordingly does not consider such delinquent loans to be impaired in the absence of other indications of impairment.

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

     Management evaluates smaller balance, homogenous loans for impairment and adequacy of allowance for loan losses collectively, and evaluates other loans for impairment individually, on a loan-by-loan basis. For this purpose, the Company considers its portfolio of first mortgage, single-family residential loans with outstanding balances less than $250,000 and its consumer loan portfolio to be smaller balance, homogenous loans. The Company evaluates each of these loan portfolios for impairment on an aggregate basis, and utilizes its own historical charge-off experience, as well as the charge-off experience of its peer group and industry statistics to evaluate the adequacy of the allowance for loan losses. For all other loans, the Company evaluates loans for impairment on a loan by loan basis.

     The Company evaluates all nonaccrual loans as well as any accruing loans exhibiting collateral or other credit deficiencies for impairment. With respect to impaired, collateral-dependant loans, any portion of the recorded investment in the loan that exceed the fair value of the collateral is charged-off. During the years ended June 30, 1996, 1995 and 1994, no loans were identified as impaired under the provisions of SFAS 114 and 118.

     For impairment recognized in accordance with SFAS 114 and 118, the Company will report the entire change in the present value of expected cash flows, or the entire change in estimated fair value of collateral for collateral dependent loans as a provision for loan losses in the same manner in which impairment initially was recognized or as a reduction in the amount of the provision that otherwise would be reported.

     Other Real Estate Owned. Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss (income) on other real estate operations.

     Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     The Holding Company and its subsidiary files a consolidated income tax return. Income taxes are allocated proportionately to the Holding Company and its subsidiary as though separate income tax returns were filed.

     Premises and Equipment, Net. Land is carried at cost. Premises, furniture and equipment are carried at cost, less accumulated depreciation computed by the straight-line method.

     Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and unused lines of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

          Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

          Securities Held-to-Maturity. Fair values for securities are based on quoted market prices.

          Loans Held for Sale. Fair values for loans held for sale are based on quoted market prices.

          Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

          Deposit Liabilities. For the Years Ended June 30, 1996, 1995 and 1994 The fair values disclosed for demand, savings, NOW and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

          Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

          Off-Balance Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

     Earnings Per Share. Earnings per share has been computed by dividing the net earnings by the weighted average number of shares outstanding during the period. The dilutive effect of stock options was not material.

     Future Accounting Requirements. FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS 122") which requires mortgage banking enterprises that acquire mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Mortgage banking enterprises include commercial banks and thrift institutions that conduct operations substantially similar to the primary operations of a mortgage banking enterprise. Management does not anticipate this Statement will have a material impact on the Company. This Statement is effective for the first six months of fiscal 1997. Although this Statement will be superseded effective December 31, 1996 by SFAS 125 discussed below, the major provisions of SFAS 122 described above are included in SFAS 125.

     In addition the FASB has issued Statement of Financial Accounting Standards No. 125 ("SFAS 125"). This Statement provides accounting and reporting standards for transfers and servicing of financial assets as well as extinguishments of liabilities. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets as well as extinguishments of liabilities occurring after December 31, 1996. Management does not anticipate SFAS 125 will have a material impact on the Company.

     The FASB has also issued Statement of Financial Accounting Standard No. 123 ("SFAS 123") which encourages employers to account for stock-based compensation awards based on their fair value at the date the awards are granted. The resulting compensation award would be shown as an expense on the consolidated statement of earnings. Entities can choose not to apply the new accounting method and continue to apply current accounting requirements, which generally result in no compensation cost for most fixed stock-option plans. Those that do so, however, will be required to disclose in the notes to the financial statements what net earnings and earnings per share would have been had they followed the Statement's accounting method. This Statement is effective for fiscal 1997. Management does not anticipate this Statement will have a material impact on the Company.

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

2. SECURITIES HELD-TO-MATURITY

     Debt securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at June 30 are summarized as follows:

                                                                   GROSS        GROSS
                                                     AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                       COST        GAINS        LOSSES     VALUES
                                                     ---------   ----------   ----------   -------
                                                                    (IN THOUSANDS)
    AT JUNE 30, 1996:
    U.S. Government Agency Obligations.............   $ 9,037       $ 11       $    (94)   $ 8,954
    FHLB debentures................................    14,729         --           (889)    13,840
    FHLMC certificates.............................       491          7             --        498
    GNMA certificates..............................     2,727         18            (51)     2,694
    FNMA certificates..............................     1,642         --            (69)     1,573
    Collateralized mortgage obligations............     1,237         --            (38)     1,199
                                                      -------       ----        -------    -------
                                                      $29,863       $ 36       $ (1,141)   $28,758
                                                      =======       ====        =======    =======
    AT JUNE 30, 1995:
    U.S. Government Agency Obligations.............   $ 5,060       $ 30       $    (23)   $ 5,067
    FHLB debentures................................     4,212         --           (602)     3,610
    GNMA certificates..............................    15,215        342            (38)    15,519
    FNMA certificates..............................     3,096         17            (67)     3,046
    Collateralized mortgage obligations............     1,734          5            (27)     1,712
                                                      -------       ----        -------    -------
                                                      $29,317       $394       $   (757)   $28,954
                                                      =======       ====        =======    =======

     The Financial Accounting Standards Board offered entities a one-time opportunity from November 15, 1995 to December 31, 1995 to reclassify their securities among its three categories (trading, available-for-sale and held-to-maturity) in conjunction with adopting a new implementation guide. Such transfers were permitted to be made during this period without tainting other held-to-maturity securities. Accordingly, the Company reclassified securities with a book and market value of $13,050,283 and $13,385,690, respectively from held-to-maturity to available-for-sale. All these securities were sold on December 28, 1995 for a gain of $335,407.

     Proceeds from sales of securities during the year ended June 30, 1994 was $5.3 million. Gross gains recognized or the sale of these securities was $189,000. There were no sales of securities during the year ended June 30, 1995.

     The scheduled maturities of securities held-to-maturity at June 30, 1996 are summarized as follows:

                                                                      AMORTIZED      FAIR
                                                                        COST         VALUE
                                                                      ---------     -------
                                                                         (IN THOUSANDS)
    Due in one year or less.........................................   $ 4,093      $ 4,102
    Due after one year through five years...........................     5,345        5,094
    Due after five years through ten years..........................     8,483        8,057
    Due after ten years.............................................    11,942       11,505
                                                                       -------      -------
              Total.................................................   $29,863      $28,758
                                                                       =======      =======

     For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

     In fiscal 1994, prior to the adoption of SFAS 115, the Company had certain securities held-for-sale which had an unrealized loss of $395,000. This amount and a tax benefit of $134,000 was recognized in the statement of earnings during fiscal 1994. On June 30, 1994, the Company adopted SFAS 115 and classified all securities as held-to-maturity and realized a $261,000 increase to earnings which is reflected as a cumulative effect of a change in accounting principle in the fiscal 1994 statement of earnings.

3. LOANS RECEIVABLE

     The Loan Portfolio. The components of loans in the consolidated balance sheets are summarized as follows:

                                                                         AT JUNE 30,
                                                                   -----------------------
                                                                     1996           1995
                                                                   --------       --------
                                                                       (IN THOUSANDS)
    First mortgage loans:
      Secured by one-to-four family residences...................  $ 89,171       $ 84,778
      Secured by other properties................................    12,559         13,476
      Construction loans.........................................     8,195          7,953
      Other......................................................       607            498
                                                                   --------       --------
              Total first mortgage loans.........................   110,532        106,705
    Manufactured housing loans...................................     3,145          3,868
    Home equity and second mortgage loans........................     4,528          5,346
    Consumer loans...............................................       614          1,176
    Loans on deposit accounts....................................       401            322
    Commercial loans.............................................       130            231
                                                                   --------       --------
              Total loans receivable.............................   119,350        117,648
    (Deduct) add:
      Undisbursed portion of loans in process....................    (4,545)        (2,939)
      Allowance for loan losses..................................      (723)          (783)
      Unearned discount on loans purchased.......................       (17)            (7)
      Net deferred loan origination fees.........................       102            136
                                                                   --------       --------
              Loans receivable, net..............................  $114,167       $114,055
                                                                   ========       ========

     An analysis of the change in the allowance for loan losses follows:

                                                                    YEAR ENDED JUNE 30,
                                                                  ------------------------
                                                                  1996      1995     1994
                                                                  -----     ----     -----
                                                                       (IN THOUSANDS)
    Balance at beginning of year................................  $ 783     $523     $ 606
    Loans charged off...........................................   (136)     (47)     (233)
    Recoveries..................................................      1        7        --
                                                                  -----     ----     -----
    Net loans charged-off.......................................   (135)     (40)     (233)
    Provision for loan losses...................................     75      300       150
                                                                  -----     ----     -----
    Balance at end of year......................................  $ 723     $783     $ 523
                                                                  =====     ====     =====

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

4. PREMISES AND EQUIPMENT

     Components of premises and equipment are summarized as follows:

                                                                          AT JUNE 30,
                                                                     ---------------------
                                                                      1996          1995
                                                                     -------       -------
                                                                        (IN THOUSANDS)
    Cost:
      Land and land improvements...................................  $   219       $   219
      Buildings and building improvements..........................    2,856         2,726
      Furniture and equipment......................................    1,249         1,229
                                                                     -------       -------
              Total cost...........................................    4,324         4,174
    Less accumulated depreciation..................................   (1,749)       (1,683)
                                                                     -------       -------
              Net book value.......................................  $ 2,575       $ 2,491
                                                                     =======       =======

5. LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                                             1996        1995        1994
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    FNMA..................................................  $ 6,659     $21,576     $22,363
    FHLMC.................................................       --       1,935       1,459
    Other investors.......................................    8,045       4,396         598
                                                            -------     -------     -------
                                                            $14,704     $27,907     $24,420
                                                            =======     =======     =======

     Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits, were approximately $90,000 and $388,000 at June 30, 1996 and 1995, respectively.

6. OTHER REAL ESTATE OWNED

     Activity in the allowance for losses on other real estate owned is as follows:

                                                                     YEAR ENDED JUNE 30,
                                                                    ----------------------
                                                                    1996     1995     1994
                                                                    ----     ----     ----
                                                                        (IN THOUSANDS)
    Balance at beginning of year..................................  $ 30     $30      $840
    Amounts charged-off...........................................   (30)     --      (810)
                                                                    ----     ---      -----
    Balance at end of year........................................  $ --     $30      $ 30
                                                                    ====     ===      =====

     Loss (income) from real estate operations consists of the following:

                                                                     YEAR ENDED JUNE 30,
                                                                    ----------------------
                                                                    1996     1995     1994
                                                                    ----     ----     ----
                                                                        (IN THOUSANDS)
    Operating costs, net..........................................  $66      $ 11     $ 92
    Loss (gain) on sale of real estate owned, net.................    2       (41)     (97)
                                                                     --
                                                                             ----     -----
    Loss (income) on other real estate operations.................  $68      $(30)    $ (5)
                                                                     ==      ====     =====

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

7. DEPOSITS

     The aggregate amount of short-term certificates of deposits with a minimum denomination of $100,000, was approximately $8.8 million and $9.6 million at June 30, 1996 and 1995, respectively.

     At June 30, 1996, the scheduled maturities of certificates of deposit are as follows:

                             YEAR ENDING JUNE 30,
        ---------------------------------------------------------------      AMOUNT
                                                                         --------------
                                                                         (IN THOUSANDS)
             1997......................................................     $ 64,616
             1998......................................................       28,091
             1999......................................................        6,155
             2000......................................................        4,377
             2001 and thereafter.......................................        1,026
                                                                            --------
                                                                            $104,265
                                                                            ========

8. FINANCIAL INSTRUMENTS

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are mortgage loan commitments to extend credit and unused lines of credit and may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and unused lines of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

     The estimated fair values of the Company's financial instruments were as follows:

                                                                       AT JUNE 30, 1996
                                                                     ---------------------
                                                                     CARRYING       FAIR
                                                                      AMOUNT       VALUE
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Financial assets:
      Cash and cash equivalents....................................  $  3,441     $  3,441
      Securities held-to-maturity..................................    29,863       28,758
      Loans receivable.............................................   114,167      114,172
      Loans held for sale..........................................     1,991        2,109
      Accrued interest receivable..................................     1,290        1,290
      Federal Home Loan Bank of Atlanta stock......................     1,112        1,112
    Financial liabilities:
      Deposit liabilities..........................................   143,362      144,236

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

     A summary of the contract amounts of the Company's financial instruments, which approximate fair value, with off-balance-sheet risk at June 30, 1996 are as follows:

                                                                                 AMOUNT
                                                                             --------------
                                                                             (IN THOUSANDS)
    Outstanding loan commitments, exclusive of loans in process:
      At fixed rates.......................................................       $ 90
      At variable rates....................................................        556
                                                                                  ----
              Total........................................................       $646
                                                                                  ====
    Unused lines of credit.................................................       $220
                                                                                  ====

9. CREDIT RISK

     The Company grants real estate, commercial and installment loans to customers primarily in the State of Florida with the majority of such loans in the Lake County area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy of this county.

     The Company, as a matter of policy, does not extend credit in excess of $1,363,000 to any single borrower or group of related borrowers.

     The contractual amounts of credit related financial instruments such as commitments to extend credit and standby letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless.

10. INCOME TAXES

     If certain conditions are met in determining taxable income, the Company is allowed a special bad debt deduction based on a percentage of taxable income (presently 8.00%) or on specified experience formulas. Base year bad debt reserves are included in taxable income of later years only if they are used for purposes other than to absorb bad debt losses. Because the Company does not intend to use the base year reserves for purposes other than to absorb losses, no deferred income taxes have been provided. Retained earnings at June 30, 1996, includes approximately $3,283,000 representing such base year bad debt deductions for which no deferred income taxes have been provided. The unrecorded deferred income tax liability on base year reserves at June 30, 1996 was approximately $1,235,000.

     The consolidated provision for income taxes consisted of the following:

                                                                  CURRENT    DEFERRED    TOTAL
                                                                  -------    --------    -----
                                                                         (IN THOUSANDS)
    YEAR ENDED JUNE 30, 1996:
      Federal...................................................   $ 691       $(35)     $ 656
      State.....................................................     107          1        108
                                                                    ----       ----       ----
              Total.............................................   $ 798       $(34)     $ 764
                                                                    ====       ====       ====
    YEAR ENDED JUNE 30, 1995:
      Federal...................................................   $ 445       $ 10      $ 455
      State.....................................................      52          2         54
                                                                    ----       ----       ----
              Total.............................................   $ 497       $ 12      $ 509
                                                                    ====       ====       ====
    YEAR ENDED JUNE 30, 1994:
      Federal...................................................   $ 247       $ 37      $ 284
      State.....................................................       8         13         21
                                                                    ----       ----       ----
              Total.............................................   $ 255       $ 50      $ 305
                                                                    ====       ====       ====

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

     The reasons for the differences between the statutory Federal income tax rates and the effective tax rates are summarized as follows:

                                                                     YEAR ENDED JUNE 30,
                                                              ----------------------------------
                                                                1996         1995         1994
                                                              --------     --------     --------
                                                                % OF         % OF         % OF
                                                               PRETAX       PRETAX       PRETAX
                                                              EARNINGS     EARNINGS     EARNINGS
                                                              --------     --------     --------
    Tax provision at statutory rate.........................     34%          34%          34%
    Increase (decrease) in taxes resulting from:
      State taxes...........................................      4            2            3
      Other, net............................................     (3)          (1)          (4)
                                                                 --           --           --
                                                                 35%          35%          33%
                                                                 ==           ==           ==

     Deferred tax assets and liabilities are presented below:

                                                                           AT JUNE 30,
                                                                        -----------------
                                                                        1996        1995
                                                                        -----       -----
                                                                         (IN THOUSANDS)
    Deferred tax assets:
      Capital loss carryforward.......................................  $  14       $  14
      Allowance for loan losses.......................................    272         291
      Allowance for losses on real estate owned.......................     --          11
      Deferred compensation...........................................     74          --
                                                                        -----       -----
              Total gross deferred tax assets.........................    360         316
                                                                        -----       -----
    Deferred tax liabilities:
      Federal Home Loan Bank of Atlanta stock, principally due to
         nontaxable stock dividends...................................   (138)       (138)
      Premises and equipment, principally due to depreciation
         differences..................................................   (196)       (227)
      Deferred loan origination fees..................................    (92)        (51)
                                                                        -----       -----
              Total gross deferred tax liabilities....................   (426)       (416)
                                                                        -----       -----
              Net deferred tax liability..............................  $ (66)      $(100)
                                                                        =====       =====

11. RELATED PARTIES

     The Company has entered into transactions with its directors, officers and associates. The activity of loans outstanding to directors, officers and associates follows:

                                                                    YEAR ENDED JUNE 30,
                                                                  ------------------------
                                                                  1996      1995      1994
                                                                  -----     -----     ----
                                                                       (IN THOUSANDS)
    Balance at beginning of year................................  $ 461     $ 401     $419
    Loan originations...........................................    412       163       --
    Repayments and other reductions.............................   (257)     (103)     (18)
                                                                  -----     -----     ----
    Balance at end of year......................................  $ 616     $ 461     $401
                                                                  =====     =====     ====

12. COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

     The FDIC has proposed a one-time assessment on all SAIF-insured deposits, in the range of 85 cents to 90 cents per $100 of domestic deposits, held as of March 31, 1995. This one-time assessment is intended to recapitalize the SAIF to the required level of 1.25% of insured deposits, and could be payable in fiscal 1997. If the assessment is made at the proposed rate, the effect on the Bank would be a pretax charge of approximately $1,258,000 (0.85% on deposits of $148.0 million at March 31, 1995), or $786,000 after tax (37.5% assumed tax rate). Should this occur, the Holding Company does not expect to have to contribute capital to the Bank for it to remain an adequately capitalized institution.

13. STOCK OPTION PLAN

     The Company's Board of Directors has a Stock Option and Stock Appreciation Rights Plan ("Option Plan"). Pursuant to the Option Plan, 54,000 shares of common stock were reserved for future issuance by the Company upon exercise of stock options to be granted to directors and, from time to time, to employees of the Company.

     At June 30, 1996, 13,500 options remain unissued and no stock appreciation rights have been granted. A summary of options granted, which are all currently exercisable, and activity of transactions follows:

                                                                          NUMBER OF   OPTION
                                                                           SHARES     PRICE
                                                                          ---------   ------
    Outstanding at June 30, 1993........................................        --       --
    Options granted.....................................................    40,500    $8.50
                                                                            ------    -----
    Outstanding at June 30, 1994........................................    40,500     8.50
    Exercised...........................................................     5,000     8.50
                                                                            ------    -----
    Outstanding at June 30, 1995 and 1996...............................    35,500     8.50
                                                                            ======    =====

14. DEFERRED COMPENSATION AND TERMINATION PLANS AND EMPLOYMENT CONTRACTS

     In fiscal 1994, the Board of Directors approved deferred compensation agreements for certain officers of the Company. The terms of the agreements provide for the payments of specified benefits to these participants or their beneficiaries at the earlier of retirement or death of the participant. The Company is accruing the present value of the future benefits over the term of the agreements. The Company has purchased life insurance policies on the participants which although not formally linked, have future cash values that exceed the estimated future benefits. The expense of the deferred compensation plans and life insurance premiums, net of the increase in the cash surrender value of the insurance policies was approximately $106,000, $91,200 and $13,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

     In fiscal 1996, the Board of Directors approved termination agreements for certain officers of the Company. These termination agreements specify amounts to be paid to these officers should the Company be sold.

     Also, two executive officers have employment agreements with the Company that at June 30, 1996 have remaining terms of sixteen months.

15. STOCKHOLDERS EQUITY

     At the time of conversion (On October 22, 1992) to a capital stock savings bank, the Bank was required by the regulatory authorities to establish a "liquidation account" in an amount equal to its retained earnings

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES determined at June 30, 1992. The purpose of the account was to grant a priority interest to eligible savings account holders as of June 4, 1991, in the unlikely event of a future complete liquidation of the Bank. This account is reduced annually in proportion to the reduction of eligible savings account balances measured on June 30 of each year.

     The ability of the Holding Company to pay dividends to the stockholders is dependent upon receiving dividends from the Bank. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

     Earnings appropriated for bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders, including distributions on redemption, dissolution, or liquidation without payment of taxes by the Bank on the amount of earnings removed from the reserves for such distribution at the then current tax rate. Under applicable Code provision, the amount which would be deemed removed from such reserves by the Bank, in the event of any such distribution to stockholders, and which would be subject to taxation to the Bank at the normal tax rate would approximate one hundred and fifty percent (150%) of the net amount actually distributed to the stockholders. At June 30, 1996, the Bank had approximately $2,889,000 in tax earnings and profits available for dividend distribution to the Holding Company without the imposition of any tax to the Bank.

     In June 1996, the Board of Directors of the Company declared a dividend of $.04 per share to be paid to shareholders of record as of June 20, 1996. This dividend was paid in July 1996.

16. REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts (set forth in the table below) of core, tangible and risk-weighted capital (as defined in the regulations). Management believes, as of June 30, 1996, that the Bank is considered a well capitalized financial institution.

     The Bank's actual capital amounts and percentages are as follows:

                                                              AT JUNE 30, 1996
                                        -------------------------------------------------------------
                                               CORE                TANGIBLE            RISK-BASED
                                        -------------------   -------------------   -----------------
                                                                                               % OF
                                                    % OF                  % OF                RISK-
                                                 QUALIFYING            QUALIFYING            WEIGHTED
                                        AMOUNT     ASSETS     AMOUNT     ASSETS     AMOUNT    ASSETS
                                        ------   ----------   ------   ----------   ------   --------
    Regulatory capital................  $9,061       5.8%     $9,061       5.8%     $9,784     12.2%
    Requirement.......................   4,668       3.0       2,334       1.5       6,436      8.0
                                        ------       ---      ------       ---      ------      ---
    Excess............................  $4,393       2.8%     $6,727       4.3%     $3,348      4.2%
                                        ======       ===      ======       ===      ======      ===

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

17. PARENT COMPANY ONLY FINANCIAL STATEMENTS

     Condensed financial statements of the Holding Company as of June 30, 1996 and 1995 and for the year ended June 30, 1996 and the period from November 8, 1994 to June 30, 1995 are presented below. Amounts shown as investment in subsidiary and equity in earnings of subsidiary are eliminated in consolidation.

                            CONDENSED BALANCE SHEETS

                                                                                AT JUNE 30,
                                                                             -----------------
                                                                              1996       1995
                                                                             ------     ------
                                                                              (IN THOUSANDS)
                                            ASSETS
Cash, deposited with subsidiary............................................  $   61     $  135
Investment in subsidiary...................................................   9,088      7,671
Other assets...............................................................      97        109
                                                                             ------     ------
          Total assets.....................................................  $9,246     $7,915
                                                                             ======     ======
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expense and other liabilities......................................      24         23
Stockholders' equity.......................................................   9,222      7,892
                                                                             ------     ------
          Total liabilities and stockholders' equity.......................  $9,246     $7,915
                                                                             ======     ======

                        CONDENSED STATEMENTS OF EARNINGS

                                                                     FOR THE     FOR THE PERIOD FROM
                                                                    YEAR ENDED    NOVEMBER 8, 1994
                                                                     JUNE 30,        TO JUNE 30,
                                                                       1996             1995
                                                                    ----------   -------------------
Revenues..........................................................    $   --            $  --
Expenses..........................................................       150                6
                                                                      ------             ----
  Loss before earnings of subsidiary..............................      (150)              (6)
  Earnings of subsidiary..........................................     1,567              952
                                                                      ------             ----
  Net earnings....................................................    $1,417            $ 946
                                                                      ======             ====

              FIRST FAMILY FINANCIAL CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                     FOR THE     FOR THE PERIOD FROM
                                                                    YEAR ENDED    NOVEMBER 8, 1994
                                                                     JUNE 30,        TO JUNE 30,
                                                                       1996             1995
                                                                    ----------   -------------------
Cash flows from operating activities:
  Net earnings....................................................   $  1,417             946
  Adjustments to reconcile net earnings to net cash used by
     operations Equity in earnings of subsidiary..................     (1,567)           (952)
     Decrease (increase) in other assets..........................         12            (109)
     Increase in accrued expenses and other liabilities...........          1              23
                                                                      -------            ----
          Net cash used by operating activities...................       (137)            (92)
                                                                      -------            ----
Cash flows from investing activities -- Dividends from
  subsidiary......................................................        150             250
                                                                      -------            ----
Cash flows from financing activities:
  Proceeds from stock options exercised...........................         --              43
  Cash dividends paid.............................................        (87)            (66)
                                                                      -------            ----
          Net cash used by financing activities...................        (87)            (23)
                                                                      -------            ----
Net (decrease) increase in cash...................................        (74)            135
Cash at beginning of period.......................................        135              --
                                                                      -------            ----
Cash at end of period.............................................   $     61             135
                                                                      =======            ====

18. PENDING SALE OF COMPANY

     On July 19, 1996, the Board of Directors of the Company entered into an Agreement and Plan of Merger ("Merger Agreement") whereby the Company will be acquired by Colonial BancGroup, Inc. ("Colonial") Montgomery, Alabama, a bank holding company with assets of $4.5 billion. Under the terms of the Merger Agreement, Colonial is proposing to acquire all of the outstanding capital stock of the Company. Shareholders of the Company will receive total consideration of $23.50 for each share of the Company's common stock in a 50% cash and 50% stock transaction, resulting in each shareholder receiving $11.75 in cash and Colonial common stock with a value of $11.75 at Closing. Cash will be paid in lieu of any fractional shares. The acquisition is subject to approval by the various regulatory authorities and the shareholders of the Company.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         THE COLONIAL BANCGROUP, INC.,

                                      AND

                       FIRST FAMILY FINANCIAL CORPORATION

                                  DATED AS OF

                                 JULY 19, 1996

                               TABLE OF CONTENTS

CAPTION                                                                                    PAGE
-------                                                                                    ----
ARTICLE 1 -- NAME
  1.1      Name..........................................................................   A-5
ARTICLE 2 -- MERGER -- TERMS AND CONDITIONS
  2.1      Applicable Law................................................................   A-5
  2.2      Corporate Existence...........................................................   A-5
  2.3      Articles of Incorporation and Bylaws..........................................   A-5
  2.4      Resulting Corporation's Officers and Board....................................   A-6
  2.5      Shareholder Approval..........................................................   A-6
  2.6      Further Acts..................................................................   A-6
  2.7      Effective Date and Closing....................................................   A-6
ARTICLE 3 -- CONVERSION OF FIRST FAMILY STOCK
  3.1      Conversion of First Family Stock..............................................   A-6
  3.2      Surrender of First Family Stock...............................................   A-7
  3.3      Fractional Shares.............................................................   A-7
  3.4      Adjustments...................................................................   A-7
  3.5      BancGroup Stock...............................................................   A-8
ARTICLE 4 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP
  4.1      Organization..................................................................   A-8
  4.2      Capital Stock.................................................................   A-8
  4.3      Financial Statements; Taxes...................................................   A-8
  4.4      No Conflict with Other Instrument.............................................   A-9
  4.5      Absence of Material Adverse Change............................................   A-9
  4.6      Approval of Agreements........................................................   A-9
  4.7      Tax Treatment.................................................................   A-9
  4.8      Title and Related Matters.....................................................   A-9
  4.9      Subsidiaries..................................................................  A-10
  4.10     Contracts.....................................................................  A-10
  4.11     Litigation....................................................................  A-10
  4.12     Compliance....................................................................  A-10
  4.13     Registration Statement........................................................  A-10
  4.14     SEC Filings...................................................................  A-10
  4.15     Form S-4......................................................................  A-11
  4.16     Brokers.......................................................................  A-11
  4.17     Government Authorization......................................................  A-11
  4.18     Absence of Regulatory Communications..........................................  A-11
  4.19     Disclosure....................................................................  A-11
ARTICLE 5 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF FIRST FAMILY
  5.1      Organization..................................................................  A-11
  5.2      Capital Stock.................................................................  A-11
  5.3      Subsidiaries..................................................................  A-12
  5.4      Financial Statements; Taxes...................................................  A-12
  5.5      Absence of Certain Changes or Events..........................................  A-13
  5.6      Title and Related Matters.....................................................  A-14
  5.7      Commitments...................................................................  A-14
  5.8      Charter and Bylaws............................................................  A-15
  5.9      Litigation....................................................................  A-15

CAPTION                                                                                    PAGE
-------                                                                                    ----
  5.10     Material Contract Defaults....................................................  A-15
  5.11     No Conflict with Other Instrument.............................................  A-15
  5.12     Governmental Authorization....................................................  A-15
  5.13     Absence of Regulatory Communications..........................................  A-15
  5.14     Absence of Material Adverse Change............................................  A-15
  5.15     Insurance.....................................................................  A-16
  5.16     Pension and Employee Benefit Plans............................................  A-16
  5.17     Buy-Sell Agreement............................................................  A-16
  5.18     Brokers.......................................................................  A-16
  5.19     Approval of Agreements........................................................  A-16
  5.20     Disclosure....................................................................  A-16
  5.21     Registration Statement........................................................  A-16
  5.22     Loans; Adequacy of Allowance for Loan Losses..................................  A-17
  5.23     Environmental Matters.........................................................  A-17
  5.24     Transfer of Shares............................................................  A-17
  5.25     Collective Bargaining.........................................................  A-17
  5.26     Labor Disputes................................................................  A-17
  5.27     Derivative Contracts..........................................................  A-18
ARTICLE 6 -- ADDITIONAL COVENANTS
  6.1      Additional Covenants of BancGroup.............................................  A-18
  6.2      Additional Covenants of First Family..........................................  A-19
ARTICLE 7 -- MUTUAL COVENANTS AND AGREEMENTS
  7.1      Best Efforts; Cooperation.....................................................  A-21
  7.2      Press Release.................................................................  A-21
  7.3      Mutual Disclosure.............................................................  A-21
  7.4      Access to Properties and Records..............................................  A-21
ARTICLE 8 -- CONDITIONS TO OBLIGATIONS OF ALL PARTIES
  8.1      Approval by Shareholders......................................................  A-22
  8.2      Regulatory Authority Approval.................................................  A-22
  8.3      Litigation....................................................................  A-22
  8.4      Registration Statement........................................................  A-22
  8.5      Tax Opinion...................................................................  A-22
ARTICLE 9 -- CONDITIONS TO OBLIGATIONS OF FIRST FAMILY
  9.1      Representations, Warranties and Covenants.....................................  A-23
  9.2      Adverse Changes...............................................................  A-23
  9.3      Closing Certificate...........................................................  A-23
  9.4      Opinion of Counsel............................................................  A-23
  9.5      Fairness Opinion..............................................................  A-23
  9.6      NYSE Listing..................................................................  A-24
  9.7      Material Events...............................................................  A-24
ARTICLE 10 -- CONDITIONS TO OBLIGATIONS OF BANCGROUP
 10.1      Representations, Warranties and Covenants.....................................  A-24
 10.2      Adverse Changes...............................................................  A-24
 10.3      Closing Certificate...........................................................  A-24
 10.4      Opinion of Counsel............................................................  A-25
 10.5      Controlling Shareholders......................................................  A-25
 10.6      Material Events...............................................................  A-25
 10.7      Employee Benefit Matters......................................................  A-25
 10.8      Shareholders' Equity..........................................................  A-25

CAPTION                                                                                    PAGE
-------                                                                                    ----
ARTICLE 11 -- TERMINATION OF REPRESENTATIONS AND WARRANTIES..........................      A-25
ARTICLE 12 -- NOTICES................................................................      A-25
ARTICLE 13 -- AMENDMENT OR TERMINATION
 13.1      Amendment.....................................................................  A-26
 13.2      Termination...................................................................  A-26
 13.3      Damages.......................................................................  A-26
ARTICLE 14 -- DEFINITIONS............................................................      A-27
ARTICLE 15 -- MISCELLANEOUS..........................................................      A-31
 15.1      Expenses......................................................................  A-31
 15.2      Benefit.......................................................................  A-31
 15.3      Governing Law.................................................................  A-31
 15.4      Counterparts..................................................................  A-31
 15.5      Headings......................................................................  A-31
 15.6      Severability..................................................................  A-31
 15.7      Construction..................................................................  A-31
 15.8      Return of Information.........................................................  A-31
 15.9      Equitable Remedies............................................................  A-31
 15.10     Arbitration...................................................................  A-32
 15.11     Attorneys' Fees...............................................................  A-32
 15.12     No Waiver.....................................................................  A-32
 15.13     Remedies Cumulative...........................................................  A-32
 15.14     Entire Contract...............................................................  A-32

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 19th day of July 1996, by and between FIRST FAMILY FINANCIAL CORPORATION ("First Family"), a Florida corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                              W I T N E S S E T H

     WHEREAS, First Family operates as a unitary savings and loan holding company for its wholly owned subsidiary, First Family Bank, FSB (the "Bank"), with its principal office in Eustis, Florida; and

     WHEREAS, BancGroup is a bank holding company with subsidiary banks in Alabama, Florida, Georgia and Tennessee; and

     WHEREAS, First Family wishes to merge with BancGroup; and

     WHEREAS, it is the intention of BancGroup and First Family that such merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                      NAME

     1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2

                         MERGER -- TERMS AND CONDITIONS

     2.1 Applicable Law. On the Effective Date, First Family shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL and the FBCA. The offices and facilities of First Family and of BancGroup shall become the offices and facilities of the Resulting Corporation.

     2.2 Corporate Existence. On the Effective Date, the corporate existence of First Family and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation. All rights, franchises and interests of First Family and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by First Family and BancGroup, respectively, on the Effective Date.

     2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

     2.4 Resulting Corporation's Officers and Board. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

     2.5 Shareholder Approval. This Agreement shall be submitted to the shareholders of First Family at the Stockholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of First Family as required by applicable Law, this Agreement shall become effective as soon as practicable thereafter in the manner provided in section 2.7 hereof.

     2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of First Family or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, First Family or BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of First Family or BancGroup, or otherwise, to take any and all such action.

     2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"). The Closing shall take place at the offices of BancGroup, in Orlando, Florida, at 11:00 a.m. on the date that the Effective Date occurs or at such other place and time that the Parties may mutually agree.

                                   ARTICLE 3

                        CONVERSION OF FIRST FAMILY STOCK

     3.1 Conversion of First Family Stock. (a) On the Effective Date, each share of common stock of First Family outstanding and held by First Family's shareholders (the "First Family Stock"), shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock and cash with a total value equal to $23.50 per share of First Family Stock (the "Merger Consideration") as specified below. On the Effective Date, each outstanding share of First Family Stock shall receive $11.75 in cash and BancGroup Common Stock with a value of $11.75 as determined below. The number of shares, or fractions of a share (subject to section 3.3 hereof), of BancGroup Common Stock into which each outstanding share of First Family Stock on the Effective Date shall be converted shall be equal to $11.75 divided by the Market Value. The Market Value shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) trading days ending on the trading day immediately preceding the Effective Date.

     (b)(i) On the Effective Date, BancGroup shall assume all First Family Options outstanding, and each such option shall represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the First Family Options except as specified below in this section. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of First Family common stock subject to such First Family Options multiplied by the Exchange Ratio, provided that no fractions of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of First Family Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of First Family common stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. For purposes of this section 3.1(b)(i), the "Exchange Ratio" shall mean the result obtained by dividing $23.50 by the Market Value. Schedule 3.1 hereto sets forth the names of all persons holding First Family Options, the number of shares of First Family common stock subject to such options, the exercise price and the expiration date of such options.

     (ii) As soon as practicable after the Effective Date, BancGroup shall file at its expense a registration statement with the SEC on Form S-8 or such other appropriate form with respect to the shares of BancGroup Common Stock to be issued pursuant to such options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Such shares shall also be registered or qualified for sale under the securities laws of any state in which registration or qualification is necessary.

     3.2 Surrender of First Family Stock. (a) After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of First Family Stock who is entitled to receive BancGroup Common Stock and cash shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of First Family Stock, to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock and cash into and for which the shares of First Family Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of First Family Stock and which is to be converted into BancGroup Common Stock and cash shall for all purposes evidence ownership of the BancGroup Common Stock and cash into and for which such shares shall have been so converted, except that when dividends or other distributions with respect to such BancGroup Common Stock distributed in the Merger shall be paid, such dividends or distributions shall not be distributed until the certificates previously representing shares of First Family Stock shall have been properly tendered in accordance with this section and Section 3.2(b).

     (b) Promptly after the Effective Date, SunTrust Bank (the "Exchange Agent") shall mail to each record holder of an outstanding certificate or certificates which as of the Effective Date represented First Family Stock, (the "Certificates"), a form letter of transmittal approved by First Family and BancGroup (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates, or proof of loss thereof, for payment therefor (the "Letter of Transmittal"). Upon surrender to the Exchange Agent of a Certificate, together with such Letter of Transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor cash and BancGroup Common Stock in the amount provided in Section 3.1 and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon surrender of the Certificate. If payment or delivery of BancGroup Common Stock is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment and delivery of BancGroup Common Stock to a person other than the registered holder of the Certificate surrendered or established to the satisfaction of the Resulting Corporation that such tax has been paid or is not applicable.

     3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of First Family Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing First Family Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

     3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the First Family Stock and First Family Options shall be converted.

     3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

                                   ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

     BancGroup represents, warrants and covenants to and with First Family as follows:

     4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect on the condition (financial or other), earnings, business, affairs, Assets, properties, prospects or results of operations of BancGroup or of BancGroup and its Subsidiaries taken as a whole.

     4.2 Capital Stock. (a) The authorized capital stock of BancGroup consists of (A) 44,000,000 shares of Common Stock, $2.50 par value per share, of which as of May 31, 1996, 13,590,085 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights, and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of Common Stock to be issued upon the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by First Family.

     (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

     4.3 Financial Statements; Taxes. (a) BancGroup has delivered to First Family copies of the following financial statements of BancGroup.

          (i) Consolidated balance sheets as of December 31, 1994, and December 31, 1995, and for the three months ending March 31, 1996;

          (ii) Consolidated statements of operations for each of the three years ended December 31, 1993, 1994 and 1995, and for the three months ending March 31, 1996;

          (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1993, 1994 and 1995, and for the three months ending March 31, 1996; and

          (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1993, 1994 and 1995, and for the three months ending March 31, 1996.

All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto, other than Liabilities (including reserves) in the amount set forth in such balance sheets and the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the three months ended March 31, 1996, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on said returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at said dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

     4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

     4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

     4.6 Approval of Agreements. The board of directors of BancGroup has, or will have prior to July 18, 1996, approved this Agreement and the transactions contemplated by it and have, or will have prior to July 18, 1996, authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

     4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of First Family, or to liquidate any Subsidiaries, subsequent to the Merger, and BancGroup intends to continue the historic business of First Family.

     4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

     4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

     4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or by-laws or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

     4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect in the condition, financial or otherwise, or in the general affairs, management, stockholders' equity or results of operations of BancGroup and its Subsidiaries considered as one enterprise, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

     4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

     4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by First Family or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of First Family, its operations, Assets and capital.

     4.14 SEC Filings. (a) BancGroup has heretofore delivered to First Family copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) 1995 Annual Report to Shareholders; (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; and (iv) all other reports, registration statements and other documents filed by BancGroup with the SEC since December 31, 1995. Since December 31, 1995, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

     4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

     4.16 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with First Family and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fee, brokerage commissions or other like payment.

     4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

     4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

     4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to First Family by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

           REPRESENTATIONS, WARRANTIES AND COVENANTS OF FIRST FAMILY

     First Family represents, warrants and covenants to and with BancGroup, as follows:

     5.1 Organization. First Family is a Florida corporation, and the Bank is a federal savings bank. Each First Family Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect on the condition (financial or other) earnings, business, affairs, Assets, properties, prospects or results of operations of First Family or of First Family and its Subsidiaries taken as a whole.

     5.2 Capital Stock. As of March 31, 1996, the authorized capital stock of First Family consists of 8,000,000 shares of common stock, $.01 par value per share, 545,000 shares of which are issued and outstanding and 2,000,000 shares of preferred stock, par value $.01, none of which is issued or outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. First Family has 35,500 shares of its common stock subject to exercise at any time pursuant to stock options under its stock option plans. Except for the foregoing, First Family does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

     5.3 Subsidiaries. First Family has no direct Subsidiaries other than the Bank. First Family owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of March 31, 1996, there were 1,000 shares of the common stock, par value $.01 per share, authorized of the Bank, all of which are issued and outstanding and wholly owned by First Family. The Bank has three subsidiaries. As of March 31, 1996 there were 1,000 shares of common stock authorized with a par value of $100 per share of which 10 shares are issued and outstanding of First of Eustis, Inc., all of which are wholly owned by the Bank. As of March 31, 1996 there were 50 shares of common stock authorized with a par value of $100 per share of which 10 shares are issued and outstanding of First Family Real Estate & Investments, Inc., all of which are wholly owned by the Bank. As of March 31, 1996 there were 500 shares of common stock authorized with a par value of $100 per share of which 10 shares are issued and outstanding of First Family Ventures, Inc., all of which are wholly owned by the Bank.

     5.4 Financial Statements; Taxes. (a) First Family has delivered to BancGroup copies of the following financial statements of First Family:

          (i) Consolidated statements of financial condition for the years ending June 30, 1994 and 1995, and for the nine months ending March 31, 1996;

          (ii) Consolidated statements of income for each of the three years ended June 30, 1993, 1994 and 1995, and for the nine months ending March 31, 1996;

          (iii) Consolidated statements of stockholders' equity for each of the three years ended June 30, 1993, 1994, and 1995, and for the nine months ending March 31, 1996; and

          (iv) Consolidated statements of cash flows for each of the three years ended June 30, 1993, 1994 and 1995, and for the nine months ending March 31, 1996.

     All of the foregoing financial statements are in all material respects in accordance with the books and records of First Family and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of First Family. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), First Family did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto, other than Liabilities (including reserves) in the amount set forth in such balance sheets and the notes thereto. The statements of income, stockholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of First Family for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of First Family for the nine months ended March 31, 1996, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of First Family have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on said returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of First Family, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of First Family accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which First Family may at said dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of First Family, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of First Family. First Family has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Each First Family Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each First Family Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

     5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no First Family Company has

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of First Family Options and shares issued as director's qualifying shares;

          (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations and Liabilities incurred in the ordinary course of business and consistent with past practice;

          (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, any of its outstanding securities, provided that a dividend in cash of $.04 per share may be paid for the quarter ending June 30, 1996, and provided further that if the Effective Date has not occurred by February 28, 1997, First Family may thereafter pay a dividend in cash of $.04 per share for the quarter ending March 31, 1997;

          (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

          (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

          (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

          (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

          (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

          (m) entered into any other transaction in excess of $50,000 without prior notice to and approval by BancGroup which will not be unreasonably withheld; or

          (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

     Between the date hereof and the Effective Date, no First Family Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no First Family Company will enter into or amend any material Contract without the express written consent of BancGroup. First Family may request the consent of BancGroup to any of the foregoing actions by furnishing BancGroup with a written request which describes the action proposed to be taken by First Family. BancGroup, at its sole option, shall have a period of 5 business days from the date on which it receives such request within which to notify First Family of either its consent or refusal to consent to the proposed action except for matters referenced in clause (m) for which BancGroup agrees not to unreasonably withhold consent. BancGroup's failure to respond to any such request within such 5 business days period shall be deemed to constitute a consent to the action proposed in First Family's request.

     5.6 Title and Related Matters. (a) Title. First Family has good and marketable title to all the properties, interest in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of First Family, the material structures and equipment of each First Family Company comply in all material respects with the requirements of all applicable Laws.

     (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any First Family Company, either as lessor or lessee.

     (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each First Family Company's fixed Assets as of June 30, 1996.

     (d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any First Family Company. First Family is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any First Family Company.

     5.7 Commitments. Except as set forth in Schedule 5.7, no First Family Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice,
(ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement, (iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any First Family Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made or will be made available to BancGroup for inspection.

     5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each First Family Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

     5.9 Litigation. Except as disclosed on Schedule 5.9, there is no Litigation (whether or not purportedly on behalf of First Family) pending or, to the Knowledge of First Family, threatened against or affecting any First Family Company (nor is First Family aware of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on the business operations, properties or Assets or in the condition, financial or otherwise, of any First Family Company, and no First Family Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on the business operations, properties or Assets or in the condition, financial or otherwise, of such party. To the Knowledge of First Family, each First Family Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, or any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect in the business operations, properties or Assets or in the condition, financial or otherwise, of any such First Family Company.

     5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, no First Family Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be, material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of First Family, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any First Family Company is a party and will not conflict with any provision of the charter or bylaws of any First Family Company.

     5.12 Governmental Authorization. Each First Family Company has all Permits that, to the Knowledge of First Family, are or will be legally required to enable any First Family Company to conduct its business in all material respects as now conducted by each First Family Company.

     5.13 Absence of Regulatory Communications. Except as provided in Schedule 5.13, no First Family Company is subject to, nor has any First Family Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

     5.14 Absence of Material Adverse Change. To the Knowledge of First Family, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Family.

     5.15 Insurance. Each First Family Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of First Family reasonably believes to be adequate for the type of business conducted by such company. No First Family Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no First Family Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no First Family Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each First Family Company at all times and in all material respects from the date hereof to the Effective Date provided that this sentence will not apply to policies that are not reasonably available due to circumstance beyond the control of First Family.

     5.16 Pension and Employee Benefit Plans. To the Knowledge of First Family, all employee benefit plans of each First Family Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no First Family Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan of First Family that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of First Family, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any First Family Company.

     5.17 Buy-Sell Agreement. To the Knowledge of First Family, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of First Family, any similar agreement or any voting agreement or voting trust in respect of any such shares.

     5.18 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by First Family directly with BancGroup and without the intervention of any other person, either as a result of any act of First Family, or otherwise, in such manner as to give rise to any valid claim against First Family for a finder's fee, brokerage commission or other like payment.

     5.19 Approval of Agreements. The board of directors of First Family has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by First Family of this Agreement. Subject to the matters referred to in section 8.2, First Family has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of First Family in accordance with this Agreement, First Family shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

     5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by First Family, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

     5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of First Family, its Assets, properties, operations, and capital stock or to information furnished in writing by First Family or its representatives expressly for inclusion in the Proxy Statement.

     5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by First Family have been calculated in accordance with First Family's policies and are adequate to reflect the risk inherent in the loans of First Family. First Family has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of First Family is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles. First Family does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22, First Family has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

     5.23 Environmental Matters. Except as provided in Schedule 5.23, to the best of First Family's knowledge, each First Family Company is in material compliance with all applicable Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws") which pertain to any real property owned by First Family; and to the best of First Family's Knowledge, there is no Litigation pending or threatened with respect to any purported violation or alleged violation of the Environmental Laws. Also, to the best of First Family's Knowledge, with respect to the Assets of any First Family Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no property owned by First Family is contaminated with, or contains any, hazardous substance or waste as defined in the Resource Conservation and Recovery Act of 1976 (42 U.S.C.A. 6901, et seq.); and (iii) there are no underground storage tanks of any property owned by any First Family Company as defined by the Resource Conservation Recovery Act of 1976. First Family also has no Knowledge of any facts which might suggest that any First Family Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any First Family Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990). Moreover, to the best of First Family's Knowledge, no First Family Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained. Finally, to the best of First Family's Knowledge, all First Family Companies have substantially complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any First Family Company.

     5.24 Transfer of Shares. First Family has no Knowledge of any plan or intention on the part of First Family's shareholders to sell or otherwise dispose of any of the BancGroup Common Stock to be received by them in the Merger that would reduce such shareholders' ownership to a number of shares having, in the aggregate, a fair market value of less than fifty (50%) percent of the total fair market value of First Family common stock outstanding immediately before the Merger.

     5.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any First Family Company and any union or labor organization covering any of any First Family Company's employees and none of said employees are represented by any union or labor organization.

     5.26 Labor Disputes. To the Knowledge of First Family, each First Family Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No First Family Company is or has been engaged in any unfair labor practice, and, to the Knowledge of First Family, no unfair labor practice complaint against any First Family Company is pending before the National Labor Relations Board. Relations between management of each First Family Company and the employees are amicable and there have not been, nor to the Knowledge of First Family, are there presently, any attempts to organize employees, nor to the Knowledge of First Family, are there plans for any such attempts.

     5.27 Derivative Contracts. No First Family Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in First Family's financial statements delivered under section 5.4 hereof.

                                   ARTICLE 6

                              ADDITIONAL COVENANTS

     6.1 Additional Covenants of BancGroup. BancGroup covenants to and with First Family as follows: (a) Registration Statement and Other
Filings. BancGroup shall promptly prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to First Family and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare promptly all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement. Within 60 days of the date hereof, all bank regulatory applications with appropriate Agencies will be filed by BancGroup, provided that BancGroup has received in a timely manner the information from First Family necessary for such applications.

     (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

     (c) Financial Statements.  BancGroup shall furnish to First Family:

          (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

          (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

          (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

          (iv) With reasonable promptness, such additional financial data as First Family may reasonably request.

     (d) No Control of First Family by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of First Family shall continue to reside solely in First Family's officers and board of directors.

     (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

     (f)(i) Employee Benefit Matters. On the Effective Date, all employees of any First Family Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy in accordance with its terms in effect as of the date of this Agreement; provided, the employees whose names are set forth on Schedule 6.1(f)(i) shall be entitled to such severance and other post-employment benefits to the extent, but only to the extent, provided in each of their respective individual agreements with any First Family Company, copies of which are included as part of Schedule 6.1(f)(i). First Family Company employees who become eligible for payments under Colonial Bank's severance policy shall be credited for all periods of service with the applicable First Family Company for purposes of calculating payments to such employees under the severance policy.

     (ii) All Employees of any First Family Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law and subject to the terms and limits of this subsection(f)(ii), to participate in all employee benefit plans of Colonial Bank to the same extent as Colonial Bank employees. Employees of any First Family Company who become employees of the Resulting Corporation or its Subsidiaries shall be allowed, as of the Effective Date and in the sole discretion of Colonial Bank, either (A) to continue to participate in the First Family Company group dental and medical benefits plans (to the extent provided by First Family Company as of the date preceding the Effective Date); or (B) to be eligible to participate in the group medical and dental benefits plan of Colonial Bank as new employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any First Family Company shall be counted as employment under such dental and medical benefits plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. In addition, if the Effective Date falls within an annual period of coverage under the Colonial Bank group medical and dental benefits plans in which such First Family Company employees become eligible to participate as of the Effective Date, each such First Family Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefits plans of the First Family Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under such Colonial Bank plans. To the extent permitted by applicable Law, the period of service with the appropriate First Family Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's tax-qualified retirement plans.

     6.2 Additional Covenants of First Family. First Family covenants to and with BancGroup as follows: (a) Operations. First Family will conduct its business and the business of each First Family Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No First Family Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will First Family permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. First Family may request the consent of BancGroup to any of the foregoing actions by furnishing BancGroup with a written request which describes the action proposed to be taken by First Family. BancGroup, at its sole option, shall have a period of 5 business days from the date on which it receives such request within which to notify First Family of either its consent or refusal to consent, to the proposed action. BancGroup's failure to respond to any such request within such 5 business day period shall be deemed to constitute a consent to the action proposed in First Family's request.

     (b) Stockholders Meeting; Best Efforts. First Family will cause the Stockholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

     (c) Prohibited Negotiations. Until the termination of this Agreement, neither First Family nor any of First Family's directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the Assets of, or of a substantial equity interest in, First Family or any business combination involving First Family or any First Family Company other than as contemplated by this Agreement. First Family will notify BancGroup immediately if any such inquiries or proposals are received by First Family, if any such information is requested from First Family, or if any such negotiations or discussions are sought to be initiated with First Family, and First Family shall instruct First Family's officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above; provided, however, that nothing contained herein shall be deemed to prohibit any officer or director of First Family from fulfilling his fiduciary duty or from taking any action that is required by Law.

     (d) Director Recommendation. The members of the Board of Directors of First Family agree to support publicly the Merger, provided, however, that nothing contained herein shall be deemed to prohibit any officer or director of First Family from fulfilling his fiduciary duty or from taking any action that is required by Law.

     (e) Shareholder Voting. First Family shall no later than the date of execution of this Agreement obtain and submit to BancGroup an agreement from its directors substantially in the form set forth in Exhibit A.

     (f) Financial Statements.  First Family shall furnish to BancGroup:

          (i) As soon as practicable and in any event within 30 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of First Family for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of First Family as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

          (ii) Promptly upon receipt thereof, copies of all audit reports submitted to First Family by independent auditors in connection with each annual, interim or special audit of the books of First Family made by such accountants;

          (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as First Family may file with the SEC or any other Agency; and

          (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request.

     (g) Fiduciary Duties. Prior to the Effective Date, no director or officer (each an "Executive") of any First Family Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any First Family Company. All Executives, at all times, shall satisfy their fiduciary duties to each First Family Company, and such Executives shall not (except as required in the course of his or her employment with any First Family Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of First Family, any confidential information which is possessed, owned or used by or licensed by or to any First Family Company or confidential information belonging to third parties which any First Family Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any First Family Company.

     (h) Certain Practices. At the request of BancGroup, (i) First Family shall use its best efforts to hire such additional loan officers for the Bank as may be mutually satisfactory to BancGroup and First Family, (ii) the Bank shall offer deposit products upon terms, including pricing, that are consistent on a mutually satisfactory basis with those of BancGroup and its subsidiary, (iii) First Family will consult with BancGroup concerning non single-family residential loan requests over $100,000 and (iv) First Family will consult with BancGroup to coordinate various other business issues on a basis mutually satisfactory to First Family and BancGroup. First Family and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations. First Family's representations, warranties, and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect as a consequence of any modifications or changes undertaken solely on account of this section 6.2(h). First Family and the Bank shall not be required to undertake the activities enumerated in clauses (i) and (ii) of this subparagraph (h) until such time as the conditions set forth in Section 8.2 of this Agreement have been satisfied. If the Merger is not consummated, BancGroup or its Subsidiaries will hire any persons hired by First Family under this section.

     (i) Health Plan. First Family shall maintain its current health and medical insurance policy with the Florida Bankers Insurance Trust. Such plan shall be effective as of the Effective Date, and no notice of discontinuance or non-renewal of such plan shall have been received by First Family or the Bank, and First Family and the Bank shall take all steps necessary to insure that such plan shall continue in place following the Effective Date.

     (j) Executive Cooperation. First Family agrees that it and its Executives shall cooperate fully with BancGroup to ensure that all representations and warranties of this Article V of this Agreement will be complied with in a timely and expeditious manner.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

     7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and First Family each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

     7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

     7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Thrift Financial Reports, Form 8-K, Form 10-Q and Form 10-K filings, Form HB-11 filings, Y-2 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

     7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of each of the other Parties full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

     The obligations of BancGroup and First Family to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

          8.1 Approval by Shareholders. At the Stockholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of First Family as is required by applicable Law and First Family's articles of incorporation and by-laws.

          8.2 Regulatory Authority Approval. Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and First Family shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement and (ii) satisfying all other requirements prescribed by Law.

          8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

          8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, as amended, and with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

          8.5 Tax Opinion. An opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, shall have been received in form and substance reasonably satisfactory to First Family and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by First Family; (iii) no gain or loss will be recognized by the shareholders of First Family who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from First Family prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of First Family common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging First Family shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of First Family common stock exchanged therefor if such shares of First Family common stock were capital assets in the hands of the exchanging First Family shareholder; and (vi) cash received by a First Family shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the First Family common stock was a capital asset in his or her hands as of the Effective
     Date).

                                   ARTICLE 9

                   CONDITIONS TO OBLIGATIONS OF FIRST FAMILY

     The obligations of First Family to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as First Family may waive such conditions in writing:

          9.1 Representations, Warranties and Covenants. All representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

          9.2 Adverse Changes. BancGroup and its subsidiaries shall have incurred no Loss or Losses which, in the aggregate, exceed $14,000,000, and there shall have been no material changes in the Laws governing the business of BancGroup or which would impair the rights of First Family or its shareholders pursuant to this Agreement.

          9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, First Family shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

             (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

             (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

             (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

             (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration and or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup or which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the recision thereof;

             (e) to such persons' knowledge, the Proxy Statement delivered to First Family's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by First Family for inclusion in such Proxy Statement); and

             (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

          9.4 Opinion of Counsel. First Family shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, in form reasonably satisfactory to First Family, as to matters set forth in Exhibit B hereto.

          9.5 Fairness Opinion. First Family shall have received prior to the mailing of the Proxy Statement from Mercer Capital Management, Inc. a letter setting forth its opinion that the consideration to be received by the shareholders of First Family under the terms of this Agreement is fair to them from a financial point of view.

          9.6 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

          9.7 Material Events. There shall have been no determination by the board of directors of First Family that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

     The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

          10.1 Representations, Warranties and Covenants. All representations and warranties of First Family contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and First Family shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

          10.2 Adverse Changes. First Family and its Subsidiaries shall have incurred no Loss or Losses which, in the aggregate, exceed $450,000 and there shall have been no material changes in the Laws governing the business of First Family which would impair BancGroup's rights pursuant to this Agreement. For purposes of this section 10.2 any one-time assessment by the Federal Deposit Insurance Corporation's Savings Association Fund after the date of this Agreement shall not constitute an adverse change, nor shall such assessment be included for the purpose of calculating a Loss or Losses hereunder.

          10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from the President or Vice President and from the Secretary or Assistant Secretary of First Family dated as of the Closing certifying that:

             (a) the Board of Directors of First Family has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

             (b) the shareholders of First Family have duly adopted resolutions (copies of which shall be attached to such certificate) approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

             (c) each person executing this Agreement on behalf of First Family is an officer of First Family holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

             (d) the charter documents of First Family and the Bank referenced in section 5.8 hereof were in full force and effect and have not been amended or modified since the date hereof;

             (e) to such persons' knowledge, the Proxy Statement delivered to First Family's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by First Family for inclusion in such Proxy Statement); and

             (f) the conditions set forth in this Article 10 insofar as they relate to First Family have been satisfied.

          10.4 Opinion of Counsel. BancGroup shall have received an opinion of Igler & Dougherty, P.A., counsel to First Family, dated as of the Closing, in form reasonably satisfactory to BancGroup, as to matters set forth in Exhibit C hereto.

          10.5 Controlling Shareholders. Each shareholder of First Family who may be an "affiliate" of First Family, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule
     145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder. First Family recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

          10.6 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

          10.7 Employee Benefit Matters. On or before the execution of this Agreement, David Shepherd and First Family shall have duly executed the letter agreement dated July 19, 1996 from BancGroup relating to medical insurance and other matters, a copy of which is included as part of
     Schedule 6.1(f)(i).

          10.8 Shareholders' Equity. The consolidated Shareholders' Equity of First Family shall be no less than $9,000,000 as of the Effective Date.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

     All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished except that
Section 7.2, Article 11, Article 15 and any applicable definitions of Article 14, shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate. Information provided in such Exhibits and Schedules is provided only in response to the specific section of this Agreement which calls for such information.

                                   ARTICLE 12

                                    NOTICES

     All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given at the time given or mailed, first class postage prepaid:

          (a) If to First Family, to David M. Shepherd, Chairman of the Board, President and CEO, First Family Financial Corporation, 2801 South Bay Street, Eustis, Florida 32726, facsimile (352) 357-8007,

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

     with copies to George Igler, Esq., Igler & Dougherty, P.A., 1501 Park Avenue East, Tallahassee, Florida 32301, facsimile 904-878-1230, or as may otherwise be specified by First Family in writing to BancGroup.

          (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 800, Montgomery, Alabama, 36104, facsimile (334) 240-6040, with a copy to Michael D. Waters, Miller, Hamilton, Snider & Odom, One Commerce Street, Suite 802, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to First Family.

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

     13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and First Family before or after approval of the transactions contemplated herein by the shareholders of First Family, except that if amended after shareholder approval no amendment shall:

          (a) Change the amount or kind of shares, securities cash, property, or rights to be received; or

          (b) Change any other terms and conditions of the Merger if such change would materially and adversely affect First Family or the holders of First Family Stock; or

          (c) Change any term of First Family articles of incorporation.

     13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of First Family, as follows:

          (a) by the mutual consent of the respective boards of directors of First Family and BancGroup;

          (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of First Family;

          (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement shall not have been satisfied in full; or

          (d) by the board of directors of either BancGroup or First Family if all transactions contemplated by this Agreement shall not have been consummated on or prior to March 31, 1997, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this section 13.2(d).

     13.3 Damages. In the event of termination pursuant to section 13.2, First Family and BancGroup shall not be liable for damages for any breach of warranty or representation contained in this Agreement made in good faith, and, in that case, the expenses incurred shall be borne as set forth in section 15.1 hereof.

                                   ARTICLE 14

                                  DEFINITIONS

     The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Agencies...................  Shall mean, collectively, the Federal Trade
                               Commission, the United States Department of
                               Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement..................  Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets.....................  Of a Party shall mean all of the assets, properties, businesses and rights of such Party of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Party's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Party, and whether or not owned in the name of such Party or any Affiliate of such Party and wherever located.

BancGroup..................  The Colonial BancGroup, Inc., a Delaware
                               corporation with its principal offices in Montgomery, Alabama.

Bank.......................  First Family Bank, FSB, a federal savings bank.

Closing....................  The closing of the transactions contemplated hereby as described in section 2.7 of this Agreement.

Code.......................  The Internal Revenue Code of 1986, as amended.

Common Stock...............  BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Consent....................  Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract...................  Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default....................  Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL.......................  The Delaware General Corporation Law.

Effective Date.............  Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws.........  Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA......................  The Employee Retirement Income Security Act of
                               1974, as amended.

Executive..................  Means those persons covered by section 6.2(g)
                               hereof.

Exchange Ratio.............  The ratio of the number of shares of BancGroup
                               Common Stock to be issued for First Family
                               Options, as defined in section 3.1(b).

Exhibits...................  A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA.......................  The Florida Business Corporation Act

First Family...............  First Family Financial Corporation, a Florida
                               corporation.

First Family Company.......  Shall mean First Family, the Bank, any Subsidiary of First Family or the Bank, or any person or entity acquired as a Subsidiary of First Family or the Bank in the future and owned by First Family or the Bank at the Effective Date.

First Family Options.......  Options respecting the issuance of First Family common stock pursuant to the First Family Bank, FSB, 1992 Stock Option and Stock Appreciation Rights Plan.

First Family Stock.........  Shares of Common stock, par value $.01 per share, of First Family.

GAAP.......................  Generally Accepted Accounting Principles

Knowledge..................  Means the actual knowledge of the Chairman,
                               President, Chief Financial Officer, Chief
                               Accounting Officer, Chief Credit Officer, General Counsel or any Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup, or of First Family and the Bank, in the case of knowledge of First Family.

Law........................  Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute
                               applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Agency.

Liability..................  Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien.......................  Any conditional sale agreement, default of title, easement, encroachment, encumbrance,
                               hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than
                               (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof.

Litigation.................  Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property..............  Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss.......................  Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), Liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

material...................  For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect....  On a Party shall mean an event, change or occurrence which has a material adverse impact on
                               (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and thrifts and their holding companies, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger.....................  The merger of First Family with BancGroup as contemplated in this Agreement.

Merger Consideration.......  The distribution of BancGroup Common Stock and cash for each share of First Family Stock as provided in section 3.1(a) hereof.

NYSE.......................  The New York Stock Exchange.

Order......................  Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party......................  Shall mean First Family or BancGroup, and "Parties"
                               shall mean both First Family and BancGroup.

Permit.....................  Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person.....................  A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement............  The proxy statement used by First Family to solicit the approval of its stockholders of the
                               transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of First Family.

Registration Statement.....  The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by First Family, to register the shares of BancGroup Common Stock offered to stockholders of First Family pursuant to this Agreement, including the Proxy Statement.

Resulting Corporation......  BancGroup, as the surviving corporation resulting from the Merger.

SEC........................  United States Securities and Exchange Commission.

Shareholders' Equity.......  Shall mean the consolidated stockholder's equity of
                               First Family at the close of business on the month-end immediately preceding the Closing Date computed in accordance with GAAP, plus the after-tax impact of (a) the booked or accrued amount of any one-time special assessment by the Federal Deposit Insurance Fund after the date of this Agreement; (b) reasonable fees paid to Igler & Dougherty, P.A. relating to this Agreement; (c) compensation and other expenses paid to or on behalf of persons hired by First Family pursuant to Section 6.2(h) of the Agreement; (d) any amounts transferred by First Family to reserve accounts at the request of BancGroup that would be in excess of the amounts required by GAAP or in excess of amounts necessary to maintain reserves at current levels; (e) fees paid to Mercer Capital Management, Inc. pursuant to
                               Section 9.5 of this Agreement; and (f) any other fees or payments required to be paid or accrued by First Family in connection with this Agreement or the proposed transaction.

Stockholders Meeting.......  The special meeting of stockholders of First Family called to approve the transactions contemplated by this Agreement.

Subsidiaries...............  Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes...............  Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act...................  The Securities Act of 1933, as amended.

1934 Act...................  The Securities Exchange Act of 1934, as amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

     15.1 Expenses. Each Party hereto shall bear its own legal, auditing, trustee, investment banking, regulatory and other expenses in connection with this Agreement and the transactions contemplated hereby.

     15.2 Benefit. This Agreement shall inure to the benefit of and be binding upon First Family and BancGroup, and their respective successors. This Agreement shall not be assignable by any Party without the prior written consent of the other Party.

     15.3 Governing Law. This Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

     15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

     15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

     15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the said term or provision shall remain valid and in effect in any other circumstances or situation.

     15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

     15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

     15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the

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

contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

     15.10 Arbitration. Any controversy or claim arising out of or related to this Agreement, or the interpretation thereof, shall be settled by arbitration in accordance with the rules of the American Arbitration Association then in effect, before a panel of three arbitrators, and judgment upon the award rendered may be entered without notice and enforced in any court having jurisdiction thereof. It is agreed and understood that the transactions contemplated by this Agreement are conducted in and affect interstate commerce and that this section concerning arbitration shall be enforced notwithstanding any provision of state or federal law to the contrary.

     15.11 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

     15.12 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

     15.13 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

     15.14 Entire Contract. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

     IN WITNESS WHEREOF, First Family and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                                 FIRST FAMILY FINANCIAL
ATTEST:                                          CORPORATION

BY:  /s/  Bradley R. Meredith                    BY:  /s/  David M. Shepherd
      --------------------------------------     --------------------------------------


ITS: Corporate Secretary                         ITS: President & CEO
      --------------------------------------     --------------------------------------

(CORPORATE SEAL)                                 THE COLONIAL BANCGROUP, INC.

ATTEST:

BY:  /s/  Teresa Skipper                         BY:  /s/  Robert E. Lowder
      --------------------------------------     --------------------------------------


ITS: Assistant Secretary                         ITS: President & CEO
      --------------------------------------     --------------------------------------



(CORPORATE SEAL)

                                                                      APPENDIX B

                               September 12, 1996

The Board of Directors
c/o Mr. David M. Shepherd
  President and Chief Executive Officer
  First Family Financial Corporation
  2801 South Bay Street
  Eustis, Florida 32726

Re: Fairness Opinion Regarding the Proposed Acquisition of First Family Financial Corporation by The Colonial BancGroup, Inc.

Dear Directors:

     Mercer Capital Management, Inc. ("Mercer Capital") has been retained by the Board of Directors of First Family Financial Corporation ("FFFC") to issue a fairness opinion for the proposed merger between FFFC and The Colonial BancGroup, Inc. ("Colonial"). The fairness opinion is issued from a financial point of view on behalf of FFFC shareholders.

     Under the terms of the Agreement and Plan of Merger by and between The Colonial BancGroup, Inc. and First Family Financial Corporation, dated July 19, 1996 ("the Agreement"), FFFC will be merged into Colonial. FFFC shareholders will receive $23.50 per share for each share of FFFC, of which 50% will be in cash and 50% in the form of Colonial common stock. Shareholders will therefore receive a cash payment of $11.75 per share and Colonial stock valued at $11.75 per share. The market value for Colonial's shares for purposes of establishing the exchange ratio will be determined by calculating the average of the closing prices of Colonial's common stock as reported by the NYSE on each of the ten trading days ending on the trading day immediately preceding the closing date.

     Including options, the aggregate consideration for FFFC totals $13.3 million. The purchase price of $23.50 per share represents 9.6x fully diluted earnings per share for the fiscal year ended June 30, 1996 and 143% of fully diluted book value per share of $16.41 per share as of the same date. The purchase price in terms of estimated core earnings is higher, however, at about 13.0x fully diluted core earning per share.

     As part of the engagement, a representative of Mercer Capital visited with FFFC management in Eustis, Florida and with Colonial management in Montgomery, Alabama. Mercer Capital did not assist in the negotiations which resulted in the Agreement between FFFC and Colonial.

     Factors considered in rendering the opinion include:

          1. Terms of the Agreement and Plan of Merger by and between The Colonial BancGroup, Inc. and First Family Financial Corporation, dated July 19, 1996;

          2. The process through which the Board solicited and received other offers or indications of interest from prospective buyers other than Colonial

          3. The negotiation process with Colonial leading to the Agreement;

          4. A valuation analysis of FFFC prepared by Mercer Capital;

          5. An analysis of the estimated pro-forma changes in book value per share, earnings per share, and dividends per share from the perspective of the FFFC shareholders;

          6. A review of Colonial's historical financial performance, historical stock pricing, the liquidity of its shares and current pricing in relation to other publicly traded bank holding companies based in the U.S.;

          7. Tax consequences of the merger for FFFC shareholders;

          8. The ability of FFFC shareholders to liquefy their investment through converting half their interest to cash and the other half into Colonial's more liquid shares; and,

          9. Restrictions placed on Colonial shares received in the merger.

     Mercer Capital did not compile nor audit FFFC's or Colonial's financial statements, nor have we independently verified the information reviewed. We have relied upon such information as being complete and accurate in all material respects. We have not made an independent valuation of the loan portfolio, adequacy of the loan loss reserve or other assets or liabilities of either institution.

     Our opinion does not constitute a recommendation to any shareholder as to how the shareholder should vote on the proposed merger; nor have we expressed any opinion as to the prices at which any security of Colonial or FFFC might trade in the future.

     Based upon our analysis of the proposed transaction, it is our opinion that the acquisition of First Family Financial Corporation by The Colonial BancGroup, Inc. is fair from a financial point of view for the shareholders of FFFC.

                                          Sincerely yours,

                                          MERCER CAPITAL MANAGEMENT, INC.
                                          /s/ JEFF K. DAVIS
                                          --------------------------------------
                                          Jeff K. Davis, ASA, CFA
                                          Vice President

                                                                      APPENDIX C

                                 July 18, 1996

Mr. David M. Shepherd
Chairman, CEO and President
First Family Financial Corporation
2801 South Bay Street
Eustis, Florida 32726-6503

Dear David:

     This agreement is being entered into in connection with the proposed merger of Colonial BancGroup, Inc. ("BancGroup") and First Family Financial Corporation ("First Family"). BancGroup agrees to provide health care coverage, equal to that currently provided by First Family under its Florida Bankers Association ("FBA") plan (hereinafter referred to as "Coverage" or "FBA Plan") for Shepherd and his wife Gretchen S. Shepherd ("Wife") for 24 months following the completion of the merger.

     IT IS ANTICIPATED THAT THE ABOVE DESCRIBED COVERAGE WILL BE PROVIDED, AS
FOLLOWS:

          1. It is anticipated that Colonial will continue the FBA Plan for First Family employees.

          2. It is further anticipated that Shepherd's employment with First Family, or its successor, will continue for a period of at least 6 months following the effective date of the merger; provided, however, that the terms and conditions of employment shall be mutually agreed to by Shepherd and BancGroup.

          3. During Shepherd's continued employment, it is anticipated that Coverage will be provided to Shepherd and Wife under the FBA Plan; provided, BancGroup may, in its sole discretion, elect to provided such Coverage pursuant to BancGroup's current group health plan or any other plan that BancGroup may provide. To the extent BancGroup's current group health plan or any other plan that BancGroup may provide does not provide Coverage equal to that currently provided by the FBA Plan, BancGroup will reimburse Shepherd for any unreimbursed medical expenses that otherwise would have been covered under the FBA Plan.

          4. Upon Shepherd's termination of employment, Coverage will be provided to Shepherd, as follows:

             a. Shepherd should be entitled to coverage under Medicare.

             b. In addition, BancGroup will purchase, on behalf of Shepherd, a Supplemental Medicare Insurance policy (for which BancGroup will pay the premiums and pay Part B premium of Medicare coverage through the date which is 24 months after the effective date of the merger); and

             c. To the extent that Medicare and Supplemental Medicare Insurance policies do not provide Coverage equal to that currently provided by the FBA Plan, BancGroup will reimburse Shepherd for any unreimbursed medical expenses that otherwise would have been covered under the FBA Plan.

          5. Upon Shepherd's termination of employment, Coverage will be provided to Wife pursuant to COBRA (for which BancGroup will pay the premiums through the date which is 24 months after the effective date of the merger).

     Shepherd agrees that BancGroup and its subsidiaries' obligation to provide Coverage to him and Wife shall terminate 24 months after the merger without regard to any provision of the current Employment Agreement, Senior Executive Severance Plan, Executive Supplemental Retirement Income Agreement (Type A), and any other agreements.

     Shepherd will continue to be an employee of First Family for a period of at least 6 months from the date of the merger. During this 6 month period, Shepherd shall render such reasonable services as the Bank may request and shall be entitled to receive the same rate of salary as is set forth in Section 3.1 of his Employment Agreement, as amended on October 25, 1995 ("Salary"). During this 6 month period, the Bank shall reimburse Shepherd for FICA taxes payable on Shepherd's Salary in an amount equal to 4.75% up to the Social Security taxable wage base.

     Shepherd agrees that in addition to the Coverage and continued Salary referenced in this letter he is entitled to the following:

          1. $225,000 pursuant to his existing Employment Agreement dated November 1, 1992, as amended on November 1, 1994 and October 30, 1995, to be paid in one lump sum by First Family Bank at the closing of the merger;

          2. $200,000 pursuant to the Senior Executive Severance Plan dated October 30, 1995, to be paid by First Family Bank in one lump sum at the closing of the merger;

          3. $500,000 pursuant to the Executive Supplemental Retirement Income Agreement (Type A) dated May 1, 1994, to be paid in 10 annual installments of $50,000 per year, beginning on November 1, 1997; provided, Bank and Shepherd may mutually agree that Bank will provide Shepherd with an annuity (equal to the actuarial equivalent of these 10 installments) in lieu of these 10 installments;

          4. The Executive Supplemental Retirement Income Agreement Type A dated May 1, 1994, provides benefits to a designated Beneficiary (either a primary beneficiary or a secondary beneficiary), in the event of Shepherd's death. These payments will be paid to the designated Beneficiary, and will be made in the manner provided for in the Agreement;

          5. Continuation of Group Life Insurance coverage in the amount of $292,500, pursuant to his existing Employment Agreement and the Senior Executive Severance Plan, for a period of 24 months following the merger; and

          6. Subject to the terms of the definitive merger agreement between First Family and BancGroup, 12,000 stock options granted pursuant to First Family's 1992 Stock Option and Stock Appreciation Rights Plan ("1992 Stock Plan"), will be substituted for BancGroup stock options.

     As a condition to BancGroup's obligations as stated herein, Shepherd agrees to comply with any reasonable request by BancGroup to make appropriate elections and authorizations to provide the coverage selected by BancGroup and to cooperate in BancGroup's efforts to provide such coverage. In addition, as a condition to BancGroup's obligations stated herein, Shepherd agrees that: (i) he will not terminate his employment with BancGroup before the expiration of the six month period beginning on the effective date of the merger; and (ii) Wife will sign a separate letter agreement agreeing to comply with any reasonable request by BancGroup to make appropriate elections and to cooperate in BancGroup's efforts to provide COBRA coverage, as long as the COBRA coverage is equivalent to that currently being provided under the FBA Plan.

     As a condition to BancGroup's obligations herein, Shepherd agrees to comply with the noncompetition clause, as set forth in Section 2.7 of the Executive Supplemental Retirement Income Agreement, for a 24 month period beginning on the date of the merger.

     Except for amounts which may be due Shepherd through First Family's annual bonus program or accrued vacation, which will be paid at the time of closing, Shepherd acknowledges that the foregoing represents the sum total of all amounts to which Shepherd and Wife are entitled to receive from First Family and BancGroup, and that they will not be entitled to any additional amounts, pursuant to his Employment Agreement, the Senior Executive Severance Plan, the Executive Supplemental Retirement Income Agreement (Type A), or any other agreements.

                                          Sincerely,

                                                /s/  ROBERT E. LOWDER
                                          --------------------------------------
                                                     Robert E. Lowder
                                                  Chairman of the Board
                                          Chief Executive Officer and President

I accept the above terms.

      /s/  DAVID M. SHEPHERD
--------------------------------------
          David M. Shepherd

Date: July 19, 1996

The above letter of agreement is
accepted by First Family.

By:    /s/  BRADLEY R. MEREDITH
    ----------------------------------
           Bradley R. Meredith
         Chief Financial Officer

Date: July 19, 1996

                                 July 18, 1996

Mrs. Gretchen S. Shepherd
c/o Mr. David M. Shepherd
Chairman, CEO and President
First Family Financial Corporation
2801 South Bay Street
Eustis, FL 32726-6503

Dear Mrs. Shepherd:

     In connection with the proposed merger of Colonial BancGroup ("BancGroup") and First Family Financial Corporation ("First Family"), BancGroup and First Family agree that, as a result of the merger, you will be entitled to the provision of health care coverage for a 24 month period beginning on the effective date of the merger.

     Set forth in a letter agreement with your husband, David M. Shepherd, BancGroup has proposed the method in which your health care coverage will be provided. We respectfully request that you agree with BancGroup (1) to comply with any reasonable request by BancGroup to make appropriate elections for your health care coverage, and (2) to cooperate in BancGroup's efforts to provide you with COBRA coverage. Specifically, by signing this letter agreement, you agree that, to the extent the Florida Bankers Association group health plan (the "FBA Plan") is still maintained for employees of First Family at the time you are entitled to make an election to continue your health care coverage pursuant to COBRA, you will make an election to continue your health care coverage under the FBA Plan. The health care coverage under COBRA shall be equal to that currently provided First Family under the FBA Plan.

                                          Sincerely,

                                                /s/  ROBERT E. LOWDER
                                          --------------------------------------
                                                     Robert E. Lowder
                                                  Chairman of the Board,
                                          Chief Executive Officer and President

I accept the above terms.

    /s/  GRETCHEN S. SHEPHERD
--------------------------------------
         Gretchen S. Shepherd

Date: July 18, 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Pursuant to section 145 of the Delaware General Corporation Law, as amended, and the Restated Certificate of Incorporation of the Registrant, officers, directors, employees, and agents of the Registrant are entitled to indemnification against liabilities incurred while acting in such capacities on behalf of the Registrant, including reimbursement of certain expenses. In addition, the Registrant maintains on officers and all of its directors an insurance policy pursuant to which officers and directors of the Registrant are entitled to indemnification against certain liabilities, including reimbursement of certain expenses, and the Registrant has indemnity agreements ("Indemnification Agreements") with certain officers and all of its directors pursuant to which such persons may be indemnified by the Registrant against certain liabilities, including expenses.

         The Indemnification Agreements are intended to provide additional indemnification to directors and officers of BancGroup beyond the specific provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, a company may indemnify its directors and officers in circumstances other than those under which indemnification and the advance of expenses are expressly permitted by applicable statutory provisions.

         Under the Delaware General Corporation Law, a director, officer, employee or agent of a corporation (i) must be indemnified by the corporation for all expenses incurred by him (including attorneys' fees) when he is successful on the merits or otherwise in defense of any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, (ii) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any such proceeding (other than a proceeding by or in the right of the corporation) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses (including attorneys' fees) incurred by him in the defense or settlement of a proceeding brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made under the circumstances described in clause (iii) if the director, officer, employee or agent is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification for the expenses which the court shall deem proper. The indemnification described in clauses (ii) and (iii) above (unless ordered by a court) may be made only as authorized in a specific case upon determination by (i) a majority of a quorum of disinterested directors, (ii) independent legal counsel in a written opinion, or (iii) the stock holders, that indemnification is proper in the circumstances because the applicable standard of conduct has been met. Expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the advance if it is ultimately determined that he is not entitled to be indemnified by the corporation. Expenses (including attorneys' fees) incurred by other employees and agents may be advanced by the corporation upon terms and conditions deemed appropriate by the board of directors.

         The indemnification provided by the Delaware General Corporation Law has at least two limitations that are addressed by the Indemnification
Agreements: (i) BancGroup is under no obligation to advance expenses to a director or officer, and (ii) except in the case of a proceeding in which a director or officer is successful on the merits or otherwise, indemnification of a director or officer is discretionary rather than mandatory.

         The Indemnification Agreements, therefore, cover any and all expenses (including attorneys' fees and all other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including an appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that such director or officer is or was a director, officer, employee or agent of BancGroup or is or was serving at the request of BancGroup as a director, officer, employee, agent, partner, committee member or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director or officer in any such capacity.

         The Indemnification Agreements also provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the director or officer to reimburse BancGroup for all amounts so advanced if it is subsequently determined, as provided in the Indemnification Agreements, that the director or officer is not entitled to indemnification.

         The Indemnification Agreements further provide that the director or officer is entitled to indemnification for, and advancement of, all expenses (including attorneys' fees) incurred in any proceeding seeking to collect from BancGroup an indemnity claim or advancement of expenses under the Indemnification Agreements, BancGroup's Certificate of Incorporation, or the Delaware General Corporation Law, regardless of whether the director or officer is successful in such proceeding.

         The Indemnification Agreements impose upon BancGroup the burden of proving that the director or officer is not entitled to indemnification in any particular case, and the Indemnification Agreements negate certain presumptions which might otherwise be drawn against a director or officer in certain circumstances. Further, the Indemnification Agreements provide that if BancGroup pays a director or officer pursuant to an Indemnification Agreement, BancGroup will be subrogated to such director's or officer's rights to recover from third parties.

         The Indemnification Agreements stipulate that a director's or officer's rights under such contracts are not exclusive of any other indemnity rights a director or officer may have; however, the Indemnification Agreements prevent double payment. The Indemnification Agreements require the maintenance of directors' and officers' liability insurance if such insurance can be maintained on terms, including rates, satisfactory to BancGroup.

         The benefits of the Indemnification Agreements would not be available if (i) the action with respect to which indemnification is sought was initiated or brought voluntarily by the officer or director (other than an action to enforce the right to indemnification under the Indemnification Agreements);
(ii) the officer or director is paid for such expense or liability under an insurance policy; (iii) the proceeding is for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended; (iv) the conduct of the officer or director is adjudged as constituting an unlawful personal benefit, or active or deliberate dishonesty or willful fraud or illegality; or (v) a court determines that indemnification or advancement of expenses is unlawful under the circumstances.

         The Indemnification Agreements would provide indemnification for liabilities arising under the Securities Act of 1933, as amended. BancGroup has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

ITEM 21.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) The following is a list of exhibits that are included in Part II of the Registration Statement. Such exhibits are separately indexed elsewhere in the Registration Statement.



                                  DESCRIPTION


Exhibit 2 Plan of acquisition, reorganization, arrangement, liquidation of successor:

   (A) Agreement and Plan of Merger between The Colonial BancGroup, Inc. and First Family Financial Corporation, dated as of July 19, 1996, included in the Prospectus portion of this Registration Statement at Appendix A and incorporated herein by reference.

   (B)           First Family Bank, fsb 1992 Stock Option and Stock
                 Appreciation Rights Plan

Exhibit 3        Articles of Incorporation and Bylaws:

(A) Restated Certificate of Incorporation of the Registrant, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(B) Bylaws of the Registrant, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.


Exhibit 4        Instruments defining the rights of security holders:

(A) Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(B)              Article II of the Bylaws of the Registrant filed as Exhibit
                 4.2 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(C) Dividend Reinvestment and Class A Common Stock Purchase Plan of the Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and incorporated herein by reference.

(D)              Trust Indenture dated as of March 25, 1986, included as
                 Exhibit 4 to the Registrant's Amendment No. 1 to Registration Statement on Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

Exhibit 5 Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.


Exhibit 8        Tax Opinion of Miller, Hamilton, Snider & Odom, L.L.C.


Exhibit 10       Material Contracts:

(A)(1) Second Amendment and Restatement of 1982 Incentive Stock Plan of the Registrant, filed as Exhibit 4-1 to the Registrant's Registration Statement on Form S-8 (Commission Registration No. 33-41036), effective June 4, 1991, and incorporated herein by reference.

(A)(2) Second Amendment and Restatement to 1982 Nonqualified Stock Option Plan of the Registrant filed as Exhibit 4-2 to the Registrant's Registration Statement on Form S-8 (Commission Registration No. 33-41036), effective June 4, 1991, and incorporated herein by reference).

(A)(3)           1992 Incentive Stock Option Plan of the Registrant, filed as
                 Exhibit 4-1 to Registrant's Registration Statement on Form S-8 (File No. 33-47770), effective May 8, 1992, and incorporated herein by reference.

(A)(4) 1992 Nonqualified Stock Option Plan of the Registrant, filed as Exhibit 4-2 to Registrant's Registration Statement on Form S-8 (File No. 33-47770), effective May 8, 1992, and incorporated herein by reference.

(B)(1) Residential Loan Funding Agreement between Colonial Bank and Colonial Mortgage Company dated January 18, 1988, included as
                 Exhibit 10(B)(1) to the Registrant's Registration Statement as Form S-4, file no. 33-52952, and incorporated herein by reference.

(B)(2) Loan Agreement between the Registrant and SunBank, National Association, dated August 29, 1995 filed as Exhibit 10(B)(2) to the Registrant's Registration Statement on Form S-4, registration number 33-01163 and incorporated herein by reference.

(B)(3) 1993 Term Loan Agreement between the Registrant and SunBank, National Association, and related Pledge Agreement filed as
                 Exhibit 10(B)(1) to Amendment No. 2 of the Registrant's Registration Statement on Form S-4, registration number 33-63826 and incorporated herein by reference.

(C)(1) The Colonial BancGroup, Inc. First Amended and Restated Restricted Stock Plan for Directors, as amended, included as
                 Exhibit 10(C)(1) to the Registrant's Registration Statement as Form S-4, file no. 33-52952, and incorporated herein by reference.

(C)(2) The Colonial BancGroup, Inc., Stock Bonus and Retention Plan, included as Exhibit 10(C)(2) to the Registrant's Registration Statement as Form S-4, file no. 33-52952, and incorporated herein by reference.

(D) Stock Purchase Agreement dated as of July 20, 1994, by and among The Colonial BancGroup, Inc., Colonial Bank, The Colonial Company, Colonial Mortgage Company, and Robert E., James K. and Thomas H. Lowder, included as Exhibit 2 in Registrant's registration statement on Form S-4, Registration No. 33-83692 and incorporated herein by reference.

Exhibit 13 Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, and June 30, 1996, and incorporated herein by reference.


Exhibit 21       List of subsidiaries of the Registrant.

Exhibit 23       Consents of experts and counsel:

(A)              Consent of Coopers & Lybrand, L.L.P.

(B)              Consent of Miller, Hamilton, Snider & Odom, L.L.C.

(C)              Consent of Hacker, Johnson, Cohen & Grieb

(D)              Consent of Mercer Capital Management, Inc.

Exhibit 24 Power of Attorney, filed as Exhibit 24 to the registrant's Registration Statement on Form S-4, Registration No. 333-01345, and incorporated herein by reference.


Exhibit 99       Additional exhibits:

(A)              Form of Proxy of First Family Financial Corporation


         (b)     Financial Statement Schedules

                 The financial statement schedules required to be included pursuant to this Item are not included herein because they are not applicable or the required information is shown in the financial statements or notes thereto.


ITEM 22.         UNDERTAKINGS.

         (a)     The undersigned hereby undertakes as follows as required by
                 Item 512 of Regulation S-K:

                 (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                 (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

         (d)     The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 23rd day of October, 1996.


                                        THE COLONIAL BANCGROUP, INC.



                                        By:  /s/ Robert E. Lowder
                                             ------------------------------
                                               Robert E. Lowder
                                               Its Chairman of the Board
                                               of Directors, Chief
                                               Executive Officer, and
                                               President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                                         TITLE                                     DATE
----------                                         -----                                     ----
/s/ Robert E. Lowder                               Chairman of the Board                     **
---------------------------                        of Directors, President
Robert E. Lowder                                   and Chief Executive
                                                   Officer



/s/ W. Flake Oakley, IV                            Chief Financial                           **
---------------------------                        Officer, Secretary
W. Flake Oakley, IV                                and Treasurer (Principal
                                                   Financial Officer and
                                                   Principal Accounting
                                                   Officer)




          *                                        Director                           **
--------------------------
Young J. Boozer

          *                                        Director                                  **
--------------------------
William Britton




          *                                        Director                                  **
--------------------------
Jerry J. Chesser




          *                                        Director                                  **
--------------------------
Augustus K. Clements, III





         *                                         Director                                  **
-------------------------
Robert C. Craft




                                                   Director
-------------------------
Patrick F. Dye




        *                                          Director                                  **
-------------------------
Clinton O. Holdbrooks




        *                                          Director                                  **
-------------------------
D. B. Jones






       *                                           Director                                  **
-------------------------
Harold D. King




         *                                         Director                                  **
-------------------------
John Ed Mathison




         *                                         Director                                  **
-------------------------
Milton E. McGregor




         *                                         Director                                  **
-------------------------
John C. H. Miller, Jr.




        *                                          Director                                  **
-------------------------
Joe D. Mussafer




        *                                          Director                                  **
-------------------------
William E. Powell




                                                   Director                                  **
-------------------------
Donald J. Prewitt




        *                                          Director                                  **
-------------------------
Jack H. Rainer



        *                                          Director                                  **
-------------------------
Frances E. Roper




        *                                          Director                                  **
-------------------------
Ed V. Welch



* The undersigned, acting pursuant to a power of attorney, has signed this Registration Statement on Form S-4 for and on behalf of the persons indicated above as such persons' true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.





/s/ W. Flake Oakley, IV
-------------------------
W. Flake Oakley, IV
Attorney-in-Fact

**  Dated:  October 23, 1996

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C.  20549





                           _________________________





                                  EXHIBITS TO

                                    FORM S-4


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933





                           _________________________





                          THE COLONIAL BANCGROUP, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 EXHIBIT INDEX


EXHIBIT                                                                                                              PAGE
-------                                                                                                              ----
Exhibit 2        Plan of acquisition, reorganization, arrangement, liquidation of successor:

   (A)           Agreement and Plan of Merger between The Colonial BancGroup,
                 Inc., and First Family Financial Corporation, dated as of July
                 19, 1996, included in the Prospectus portion of this registration statement at Appendix A and incorporated herein by reference.

   (B)           First Family Bank, fsb 1992 Stock Option and Stock
                 Appreciation Rights Plan

Exhibit 3        Articles of Incorporation and Bylaws:

(A) Restated Certificate of Incorporation of the Registrant, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(B) Bylaws of the Registrant, as amended, filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K, dated February
                 21, 1995, and incorporated herein by reference.


Exhibit 4        Instruments defining the rights of security holders:

(A)              Article 4 of the Restated Certificate of Incorporation of the
                 Registrant filed as Exhibit 4.1 to the Registrant's Current
                 Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

(B)              Article II of the Bylaws of the Registrant filed as Exhibit
                 4.2 to the Registrant's Current Report on Form 8-K, dated
                 February 21, 1995, and incorporated herein by reference.

(C) Dividend Reinvestment and Class A Common Stock Purchase Plan of the Registrant dated January 15, 1986, and Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant's Registration Statement on Form S-4 (File No.
                 33- 07015), effective July 15, 1986, and incorporated herein by reference.

(D)              Trust Indenture dated as of March 25, 1986, included as
                 Exhibit 4 to the Registrant's Amendment No. 1 to Registration
                 Statement on Form S-2, file number 33-4004, effective March
                 25, 1986, and incorporated herein by reference.

Exhibit 5 Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.


Exhibit 8        Tax Opinion of Miller, Hamilton, Snider & Odom, L.L.C.


Exhibit 10       Material Contracts:

(A)(1) Second Amendment and Restatement of 1982 Incentive Stock Plan of the Registrant, filed as Exhibit 4-1 to the Registrant's
                 Registration Statement on Form S-8 (Commission Registration No.
                 33-41036), effective June 4, 1991, and incorporated herein by reference.

(A)(2)           Second Amendment and Restatement to 1982 Nonqualified Stock
                 Option Plan of the Registrant filed as Exhibit 4-2 to the Registrant's Registration Statement on Form S-8 (Commission
                 Registration No. 33-41036), effective June 4, 1991, and incorporated herein by reference).

(A)(3)           1992 Incentive Stock Option Plan of the Registrant, filed as
                 Exhibit 4-1 to Registrant's Registration Statement on Form S-8
                 (File No. 33-47770), effective May 8, 1992, and incorporated herein by reference.

(A)(4)           1992 Nonqualified Stock Option Plan of the Registrant, filed as
                 Exhibit 4-2 to Registrant's Registration Statement on Form S-8
                 (File No. 33-47770), effective May 8, 1992, and incorporated herein by reference.

(B)(1)           Residential Loan Funding Agreement between Colonial Bank and
                 Colonial Mortgage Company dated January 18, 1988, included as
                 Exhibit 10(B)(1) to the Registrant's Registration Statement as
                 Form S-4, file No. 33-52952, and incorporated herein by reference.

(B)(2)           Loan Agreement between the Registrant and SunBank, National
                 Association, dated August 29, 1995, filed as Exhibit

                 10(B)(2) to the Registrant's Registration Statement on Form
                 S-4, registration number 33-01163 and incorporated herein by reference.

(B)(3)           1993 Term Loan Agreement between the Registrant and SunBank,
                 National Association, and related Pledge Agreement filed as
                 Exhibit 10(B)(1) to Amendment No. 2 of the Registrant's
                 Registration Statement on Form S-4, registration number
                 33-63826 and incorporated herein by reference.

(C)(1)           The Colonial BancGroup, Inc. First Amended and Restated
                 Restricted Stock Plan for Directors, as amended, included as
                 Exhibit 10(C)(1) to the Registrant's Registration Statement as
                 Form S-4, file no. 33-52952, and incorporated herein by reference.

(C)(2) The Colonial BancGroup, Inc., Stock Bonus and Retention Plan, included as Exhibit 10(C)(2) to the Registrant's Registration
                 Statement as Form S-4, file no. 33-52952, and incorporated herein by reference.

(D) Stock Purchase Agreement dated as of July 20, 1994, by and among The Colonial BancGroup, Inc., Colonial Bank, The
                 Colonial Company, Colonial Mortgage Company, and Robert E.,
                 James K. and Thomas H. Lowder, included as Exhibit 2 in
                 Registrant's registration statement on Form S-4, Registration
                 No. 33-83692 and incorporated herein by reference.

Exhibit 13 Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996, and incorporated herein by reference.


Exhibit 21       List of subsidiaries of the Registrant.


Exhibit 23       Consents of experts and counsel:

(A)              Consent of Coopers & Lybrand, L.L.P.

(B)              Consent of Miller, Hamilton, Snider & Odom, L.L.C.

(C)              Consent of Hacker, Johnson, Cohen & Grieb

(D)              Consent of Mercer Capital Management, Inc.


Exhibit 24       Power of Attorney, filed as Exhibit 24 to the registrant's
                 Registration Statement on Form S-4, Registration No. 333-01345, and incorporated herein by reference.


Exhibit 99       Additional exhibits:

(A)              Form of Proxy of First Family Financial Corporation